As filed with the Securities and Exchange Commission on January 10, 2002.

                                                     Registration No. 333-69190
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2

                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                              ZYMOGENETICS, INC.
            (Exact name of registrant as specified in its charter)

                                ---------------
       Washington                    2836                    91-1144498
     (State or other           (Primary Standard          (I.R.S. Employer
      jurisdiction                Industrial             Identification No.)
   of incorporation or        Classification Code
      organization)                 Number)

                                ---------------
                           1201 Eastlake Avenue East
                               Seattle, WA 98102
                                (206) 442-6600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                           Bruce L.A. Carter, Ph.D.
                     President and Chief Executive Officer
                              ZymoGenetics, Inc.
                           1201 Eastlake Avenue East
                               Seattle, WA 98102
                                (206) 442-6600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                  Copies to:
           Andrew Bor, Esq.                    Alan C. Mendelson, Esq.
         Eric A. DeJong, Esq.                     Latham & Watkins
           Perkins Coie LLP                    135 Commonwealth Drive
     1201 Third Avenue, Suite 4800              Menlo Park, CA 94025
        Seattle, WA 98101-3099                     (650) 328-4600
            (206) 583-8888

                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------

                     CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                              Proposed        Proposed
 Title of Each Class of       Amount          Maximum          Maximum       Amount of
    Securities to be           to be       Offering Price     Aggregate     Registration
       Registered          Registered(1)    Per Share(2)  Offering Price(2)    Fee(3)
----------------------------------------------------------------------------------------
Common Stock, no par
 value.................  11,500,000 shares     $18.00       $207,000,000       $6,453

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Includes 1,500,000 shares that may be purchased by the underwriters to cover over-allotments, if any.


(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.


(3) Does not include $45,000 which was previously paid in connection with this registration statement.


                                ---------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS

               Subject to completion, dated January 10, 2002


                             10,000,000 Shares


                             [LOGO OF ZYMOGENETICS]

                                  Common Stock

                                 -------------

This is our initial public offering of shares of common stock. We are offering 10,000,000 shares. No public market currently exists for our common stock.


We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol "ZGEN." We expect the public offering price to be between $16.00 and $18.00 per share.


    Investing in the shares involves risks. "Risk Factors" begin on page 6.

                                                                 Per Share Total
                                                                 --------- -----
Public offering price...........................................    $       $
Underwriting discounts and commissions..........................    $       $
Proceeds, before expenses, to ZymoGenetics......................    $       $

We have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of common stock solely to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers and Merrill Lynch, on behalf of the underwriters, expect to
deliver the shares on or about      , 2002.





Lehman Brothers                                              Merrill Lynch & Co.

                                 -------------

Bear, Stearns & Co. Inc.                           Pacific Growth Equities, Inc.

                                     , 2002

Inside Front Cover
------------------




                 [Photograph of ZymGenetics Headquarters]


                    Headquarters of ZymoGenetics, Inc.


                    Located on the shores of Lake Union


                          in Seattle, Washington.

                               TABLE OF CONTENTS


                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    6
Forward-Looking Statements..........   20
Use of Proceeds.....................   21
Dividend Policy.....................   21
Capitalization......................   22
Dilution............................   23
Selected Financial Data.............   24
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   26


                                    Page
                                    ----
Business..........................   34
Management........................   62
Certain Transactions..............   74
Principal Shareholders............   78
Description of Our Capital Stock..   80
Shares Eligible for Future Sale...   83
Underwriting......................   85
Legal Matters.....................   88
Experts...........................   88
Where You Can Find More
 Information......................   89
Index to Financial Statements.....  F-1


                                ---------------

                             ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   Until      , 2002 (25 days after commencement of this offering), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   The following summary contains basic information about our business and this offering. It may not contain all of the information that you should consider before investing in our common stock. You should read this prospectus, including "Risk Factors" and our financial statements and the accompanying notes, before making an investment decision.

                                  Our Company

   We are focused on the discovery, development and commercialization of therapeutic proteins for the treatment of human disease. We have been active in the area of therapeutic proteins for over 20 years, including 12 years as a wholly owned subsidiary of Novo Nordisk A/S, one of the world's largest producers of therapeutic proteins. We contributed to the discovery or development of five marketed recombinant protein products with aggregate sales in 2000 of over $2 billion, which represented approximately 9% of the $23 billion market for therapeutic protein-based products. These products are Novolin(R) and NovoRapid(R) (insulin), NovoSeven(R) (Factor VIIa) and GlucaGen(R) (glucagon), marketed by Novo Nordisk, Regranex(R) (platelet-derived growth factor), marketed by Ortho-McNeil Pharmaceuticals, Inc., a Johnson & Johnson company, and Cleactor(TM) (tPA analog), marketed by Eisai Co., Ltd.

   Early in our history, we built a core focus on protein chemistry and molecular and cellular biology. More recently, we developed an advanced bioinformatics program that now represents the foundation of our discovery efforts. We were early to recognize the opportunity of genomics and were a pioneer in the use of bioinformatics tools to mine genomic databases. We focus our bioinformatics-based discovery efforts on the relatively small subset of genes that we believe have the highest probability of coding for proteins with therapeutic potential. Specifically, we focus on key protein categories that have known members with proven therapeutic value or potent biological activity. We believe this approach maximizes our chances of commercial success. Based on our analysis of published European patent filings, we believe that we have been one of the most successful companies in the world at discovering and filing patent applications for novel proteins within these categories.

   Our expertise in biology and protein chemistry strengthens our ability to determine the biological function and potential therapeutic utility of our protein candidates early in the discovery process. Determining biological function and therapeutic utility at an early stage improves our prospects of establishing patent priority by enabling us to file detailed patent applications covering both composition of matter and method of use claims. We currently have more than 200 issued or allowed United States patents and over 350 United States patent applications pending.


   We have a growing pipeline of potential products that we expect to develop on our own or in collaboration with partners. Our two most advanced internal product candidates, rh Factor XIII and rh Thrombin, are being developed to replace currently marketed plasma-derived products. rh Factor XIII is a blood-clotting agent for the treatment of bleeding complications following cardiopulmonary bypass surgery, and rh Thrombin is a hemostatic agent for the control of bleeding during surgical procedures. We expect to file an investigational new drug application for rh Factor XIII by the end of 2002 and for rh Thrombin by the first quarter of 2003.


   Our earlier-stage product candidates have resulted from our bioinformatics efforts. Using bioinformatics, we have been successful at identifying novel genes and, in combination with our biology expertise, demonstrating their potential medical relevance. Our most advanced bioinformatics-derived product candidates are TACI-Ig, IL-21 and Zsig37. TACI-Ig is a soluble receptor with potential applications for the treatment of autoimmune diseases, which we have agreed to develop jointly with Serono S.A., a leading global biotechnology company. IL-21 is a protein with potential applications for the treatment of cancer, and Zsig37 is a protein with potential applications for the treatment of cardiovascular diseases. We anticipate that an investigational new drug application will be filed for at least one of these product candidates in 2003.


   We are pursuing a three-pronged commercialization strategy. We intend to internally develop and commercialize product candidates where we believe the clinical trials and sales force requirements are manageable. We intend to partner with other companies to co-develop and co-promote other product candidates in cases where we do not have access to the infrastructure required for development and commercialization. Finally, we plan to out-license other product candidates and intellectual property that do not fit within our future commercial focus.

                                  Our History

   We were established in 1981. Our early focus on the development of production systems for recombinant proteins led to a 1982 collaboration with Novo Nordisk relating to the development of recombinant human insulin. Novo Nordisk acquired a minority equity interest in us in connection with this collaboration. In 1988, Novo Nordisk acquired our remaining outstanding capital stock and we became a wholly owned subsidiary. From 1988 to 2000, we were the protein discovery operation for Novo Nordisk in North America, during which time Novo Nordisk provided approximately $450 million in funding to us.

   In November 2000, Novo Nordisk effected a significant restructuring. As part of this restructuring, we became an independent company in a transaction that included a $150 million private placement and the reduction of Novo Nordisk's ownership to approximately 62% of our outstanding capital stock and less than 50% of our outstanding voting stock. In connection with our separation from Novo Nordisk, we entered into an agreement that provides Novo Nordisk the option to license from us certain rights to a limited number of proteins in exchange for annual payments as well as up-front, milestone and other payments once an option is exercised. To date, Novo Nordisk has exercised options to license three proteins outside North America pursuant to this agreement. We believe we will continue to actively collaborate with Novo Nordisk on various projects. At the same time, our independent status provides us with the opportunity to develop a broad portfolio of therapeutic protein-based products either independently or in collaboration with other companies.

                                ---------------

   We are subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in "Risk Factors." As of September 30, 2001, we had an accumulated deficit of $99.9 million. We expect to continue to incur increasing losses over the next several years, and we may never become profitable. We are in the early stages of development as an independent company; all of our internal product candidates are in preclinical development and none has entered clinical trials. Accordingly, we have not completed clinical development, received regulatory approval for or received commercial revenues from any of these product candidates. It is possible that we may never successfully commercialize any of our product candidates.


                                ---------------

   We were incorporated in the state of Washington on June 22, 1981. Our principal executive offices are located at 1201 Eastlake Avenue East, Seattle, WA 98102. Our telephone number is (206) 442-6600. Our website is www.zymogenetics.com. Information contained on our website does not constitute a part of this prospectus. Unless the context requires otherwise, in this prospectus the terms "ZymoGenetics," "we," "us" and "our" refer to ZymoGenetics, Inc. In addition, references to "Novo Nordisk" include references to Novo A/S, Novo Nordisk A/S, Novo Nordisk of North America, Inc., Novo Nordisk Pharmaceuticals, Inc., Novo Industri A/S, Novozymes A/S and
Novo Nordisk A/S, Enzymes Business.

   "ZYMOGENETICS" is a registered trademark of ZymoGenetics. This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties' trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

                                  The Offering


Common stock offered............ 10,000,000 shares
Common stock and non-voting
 common stock to be outstanding
 after this offering............ 45,602,079 shares
Use of proceeds................. For discovery, research and development activities, capital expenditures and working
                                 capital and other general corporate purposes.
                                 See "Use of Proceeds."
Proposed Nasdaq National Market
 symbol......................... ZGEN


   The number of shares of our common stock and non-voting common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2001. This number does not include:


  . an aggregate of 6,402,292 shares of common stock subject to outstanding options under our Amended and Restated 2000 Stock Incentive Plan as of September 30, 2001, at a weighted average exercise price of $3.14 per share; and


  . 2,151,308 shares of common stock reserved for issuance upon exercise of options that may be granted subsequent to September 30, 2001 under our Amended and Restated 2000 Stock Incentive Plan and our 2001 Stock Incentive Plan.



   Except as otherwise indicated, all information in this prospectus assumes:

  . conversion of all outstanding shares of Series A mandatorily redeemable convertible preferred stock into 9,100,800 shares of non-voting common stock upon completion of this offering;


  . conversion of all outstanding shares of Series B mandatorily redeemable convertible preferred stock into 14,442,359 shares of common stock upon completion of this offering;


  .  adoption of amended and restated articles of incorporation;


  .  no exercise of the underwriters' over-allotment option; and


  . a 3.6-for-1 stock split of our common stock and non-voting common stock in the form of a stock dividend which occurred in January 2002.


   In addition, except as otherwise indicated, all references to common stock in this prospectus refer only to our voting common stock and do not refer to our non-voting common stock.

                             Summary Financial Data

   You should read the summary financial data set forth below in conjunction with the financial statements and notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996 and 1997 have been derived from our audited financial statements that are not included in this prospectus. The statement of operations data for each of the three years in the period ended December 31, 2000 have been derived from our audited financial statements that are included elsewhere in this prospectus. The unaudited statement of operations data for the nine months ended September 30, 2000 and September 30, 2001 and the unaudited balance sheet data as of September 30, 2001 are derived from our unaudited financial statements that are included elsewhere in this prospectus. These unaudited financial statements have been prepared on a basis consistent with our audited financial statements and the notes thereto and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for those periods. The pro forma net loss per share data give effect to the conversion of our mandatorily redeemable convertible preferred stock from its date of original issuance into common stock and non-voting common stock. Our historical results are not necessarily indicative of results to be expected for future periods.



                                                                                         Nine Months Ended
                                         Year Ended December 31,                           September 30,
                          ----------------------------------------------------------  ------------------------
                             1996        1997        1998        1999        2000        2000         2001
                          ----------  ----------  ----------  ----------  ----------  -----------  -----------
                                                                                      (unaudited)  (unaudited)
                                         (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenues................  $   64,387  $   67,679  $   66,744  $   69,675  $   32,464  $   20,979   $   12,896
Total operating
 expenses...............      55,658      62,736      59,225      57,965      61,406      44,989       44,280
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Income (loss) from
 operations.............       8,729       4,943       7,519      11,710     (28,942)    (24,010)     (31,384)
Other income (expense)..        (721)        212        (528)        166       4,458       2,501        5,762
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Income (loss) before
 provision for income
 taxes..................       8,008       5,155       6,991      11,876     (24,484)    (21,509)     (25,622)
Benefit (provision) for
 income taxes...........      (3,394)       (895)     (1,273)     (2,454)     (5,893)      9,295          --
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Net income (loss).......       4,614       4,260       5,718       9,422     (30,377)    (12,214)     (25,622)
Preferred stock dividend
 and accretion..........         --          --          --          --       (2,903)        --       (15,457)
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Net income (loss)
 attributable to common
 shareholders...........  $    4,614  $    4,260  $    5,718  $    9,422  $  (33,280) $  (12,214)  $  (41,079)
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Basic net income (loss)
 per share..............  $     0.55  $     0.50  $     0.68  $     1.11  $    (3.38) $    (1.33)  $    (3.48)
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Diluted net income
 (loss) per share.......  $     0.39  $     0.36  $     0.48  $     0.80  $    (3.38) $    (1.33)  $    (3.48)
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Weighted-average shares
 used in computing basic
 net income (loss) per
 share..................   8,455,406   8,455,406   8,455,406   8,455,406   9,845,870   9,196,987   11,803,720
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Weighted-average shares
 used in computing
 diluted net income
 (loss) per share.......  11,792,520  11,792,520  11,792,520  11,792,520   9,845,870   9,196,987   11,803,720
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                                  $    (2.30)              $    (0.72)
                                                                          ==========               ==========
Weighted-average shares
 used in computing pro
 forma basic and diluted
 net loss per share
 (unaudited)............                                                  13,181,152               35,346,879
                                                                          ==========               ==========

   The following table presents balance sheet data as of September 30, 2001:

  .  on an actual basis;

  . on a pro forma basis reflecting the conversion of all outstanding shares of our Series A mandatorily redeemable convertible preferred stock into 9,100,800 shares of non-voting common stock and the conversion of all outstanding shares of our Series B mandatorily redeemable convertible preferred stock into 14,442,359 shares of common stock upon completion of this offering; and


  . on a pro forma as adjusted basis reflecting the conversion of our Series A and Series B mandatorily redeemable convertible preferred stock and the receipt by us of the net proceeds from the sale of 10,000,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.



                                                As of September 30, 2001
                                           -----------------------------------
                                                                    Pro Forma
                                             Actual     Pro Forma  as Adjusted
                                           ----------- ----------- -----------
                                           (unaudited) (unaudited) (unaudited)
                                                     (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments..............................  $153,438    $153,438    $310,201
Working capital...........................   150,776     150,776     307,276
Total assets..............................   208,436     208,436     364,936
Mandatorily redeemable convertible
 preferred stock..........................   255,387         --          --
Total shareholders' equity (deficit)......   (64,352)    191,035     347,535

                                  RISK FACTORS

    You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may be unable to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. Please read "Forward-Looking Statements."

                         Risks Related to Our Business

Our bioinformatics-based discovery strategy is unproven, and we do not know whether we will be able to discover any genes or proteins of commercial value.

    We do not know whether we can successfully implement our bioinformatics-based therapeutic protein discovery strategy because we are in the early stages of development. For most of our corporate existence, we relied on exploratory biology to study particular diseases and medical conditions and to find potential treatments. We shifted our emphasis to bioinformatics-based discovery relatively recently. Bioinformatics is the use of high-powered computers, software and analytical tools to interpret DNA sequence data and to assist in identifying those genes and proteins that are likely to play a meaningful role in human health. We use bioinformatics to discover genes and their corresponding proteins in genomic databases, with the goal of developing therapeutic protein-based products based on these discoveries. We have not begun clinical trials of any product candidates discovered through our bioinformatics-based efforts, and we are not aware of any other company that has successfully commercialized products derived from bioinformatics-based research. Our bioinformatics-based strategy may not result in the development or commercialization of any products.


We depend heavily on bioinformatics technology, which may prove to be ineffective in the discovery of therapeutic proteins.

   Our bioinformatics capabilities may prove ineffective in discovering genes and proteins and may not be adequate to handle the daily flow of DNA sequence data. Other technologies for analyzing genomic data and discovering genes may enable other parties to discover novel genes or proteins that our technologies fail to identify or may enable other parties to discover them before we do. Any inadequacies of our bioinformatics technologies may prevent us from discovering genes or proteins with therapeutic potential or from obtaining patent priority relating to these genes or proteins.

The availability of novel genomic data may decrease in the future, which may adversely affect our ability to discover novel therapeutic proteins.

   We rely on the continuing availability of existing genomic data and the continuous generation of new genomic data for the discovery of genes and proteins. Because many companies and government or public agencies are analyzing the genomic data that is currently publicly available, it has become increasingly difficult for us to be the first to discover novel genes through the analysis of this data. Companies and government or public agencies have already mapped and made available significant portions of the human genome, and the flow of novel genetic sequence data will likely decrease significantly in the future. This expected decrease in the rate of generation of novel sequence data could impair our ability to discover novel therapeutic proteins.

We may not be able to develop commercially viable products from the key protein categories on which we focus.


    We may not be able to discover any new therapeutic proteins of commercial value in the key therapeutic protein categories we target in our discovery and development efforts. Prior successes of other companies in commercializing protein-based products derived from these categories provide no indication that we will be able to discover any therapeutic proteins within these categories beyond those that we have already discovered. Also, we may not be able to successfully commercialize any novel therapeutic proteins we have discovered or may discover in the future. In addition, some of the protein categories we concentrate on have not yielded any successful therapeutic protein products or late-stage clinical trial candidates. Discovery and development efforts we expend on these categories may prove ineffective and may detract from our efforts to discover and develop therapeutic proteins within those categories that have shown more promise. Also, by focusing on specific categories of proteins, we may overlook other therapeutic proteins not contained in these categories that ultimately will be successfully commercialized by others. In addition, other classes of drugs may prove to have superior therapeutic benefits or be easier and more cost-effective to produce than therapeutic proteins.

Our patent applications may not result in issued patents, and our competitors may commercialize the discoveries we attempt to patent.


   Our pending patent applications covering genes and their corresponding proteins may not result in the issuance of any patents. These applications may not be sufficient to meet the statutory requirements for patentability, and therefore we may be unable to obtain enforceable patents covering the related therapeutic protein-based product candidates we may want to commercialize. In addition, other parties have filed or may file patent applications that cover genes, proteins or related discoveries or technologies similar or identical to those covered in our patent applications. Because patent applications in the United States historically have been maintained in secrecy until a patent issues, other parties may have filed patent applications on genes or their corresponding proteins before we filed applications covering the same genes or proteins, and we may not be the first to discover these genes or proteins. Any patent applications filed by third parties may prevail over our patent applications or may result in patents that issue alongside patents issued to us, leading to uncertainty over the scope of the patents or the freedom to practice the claimed inventions.


Third parties may infringe our patents or challenge their validity or enforceability.


   Third parties may infringe our patents or may initiate proceedings challenging the validity or enforceability of our patents. The issuance of a patent is not conclusive as to its validity or enforceability. Challenges raised in patent infringement litigation we initiate or in proceedings initiated by third parties may result in determinations that our patents have not been infringed or that they are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in our patents without paying licensing fees or royalties to us, which could significantly diminish the value of our intellectual property. Also, as a result of such determinations, we may be enjoined from commercializing potential products or may be required to obtain licenses, if available, to third-party patents or develop or obtain alternative technology. In addition, enforcing our patents against third parties may require significant expenditures regardless of the outcome of such efforts. For example, we are currently in discussions with a biopharmaceutical company regarding a possible license to one of our families of patents. In the event that these discussions are unsuccessful, any proceedings that may arise relating to these patents may require significant expenditures, regardless of their outcome.


   Furthermore, third parties may independently develop intellectual property similar to our patented intellectual property, which could result in, among other things, interference proceedings in the United States Patent and Trademark Office to determine priority of discovery or invention. Interference proceedings could result in the loss of or significant limitations on patent protection for our discoveries or technologies. Responding to interference proceedings or other challenges initiated by third parties may require significant expenditures and divert the attention of our management and key personnel from other business concerns.


We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing our potential products.

   Third parties may claim that our potential products or related technologies infringe their patents. Patent litigation is very common in the biopharmaceutical industry, and the risk of infringement claims is likely to increase as the industry expands and as other companies obtain more patents and increase their efforts to discover genes through automated means and to develop proteins. Any patent infringement claims or similar legal impediments that might be brought against us may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party's intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. Even if we are able to obtain rights to a third party's patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.


Issued patents may not provide us with any competitive advantage or provide meaningful protection against competitors.

   Issued patents may not provide us with any competitive advantage. Although we have a number of issued patents, the discoveries or technologies covered by these patents may not have any value. In addition, issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop products having effects similar or identical to our patented product candidates. Some companies are currently attempting to develop therapeutic protein-based products substantially equivalent to products patented by other parties by altering the amino acid sequence within the therapeutic protein-based product and declaring the altered product a new product. It may be easier to develop substantially equivalent versions of therapeutic protein-based products such as monoclonal antibodies and soluble receptors than it is to develop substantially equivalent versions of the proteins with which they interact because there is often more than one antibody or receptor that has the same therapeutic effect. Consequently, any existing or future patents we have that cover monoclonal antibodies or soluble receptors may not provide any meaningful protection against competitors. In addition, the scope of our patents is subject to considerable uncertainty and competitors or other parties may obtain similar patents of uncertain scope. For example, other parties may discover uses for genes or proteins different from the uses covered in our patents, and these other uses may be separately patentable. If another party holds a patent on the use of a gene or protein, then even if we hold the patent covering the composition of matter of the gene or protein itself, that other party could prevent us from selling any product directed to such use. Also, other parties may have patents covering the composition of matter of genes or proteins for which we have patents covering only methods of use of these genes or proteins. Furthermore, the patents we hold relating to recombinant human proteins, such as our patents covering rh Factor XIII or rh Thrombin, may not prevent competitors from developing, manufacturing or selling other versions of these proteins. Moreover, although we hold patents relating to the manufacture of recombinant human thrombin, we have no composition of matter patent protection covering thrombin. Accordingly, we may not be able to prevent other parties from commercializing competing forms of recombinant human thrombin.

If other parties publish information about the genes or proteins we discover before we apply for patent protection, we may be unable to obtain patent protection.

   Public disclosures of genetic sequence information may limit the scope of our patent claims or result in the denial of subsequent patent applications that we file on genes and their corresponding proteins. Washington University has identified genes through partial sequencing funded by Merck & Co., Inc. and has deposited these partial sequences in a public database. Also, in January 1997, The Institute for Genomic Research disclosed more than 35,000 full-length DNA sequences that were assembled from partial gene sequences available in publicly accessible databases or sequenced at the Institute. In addition, the Human Genome Project and Celera Genomics Corporation completed an initial sequencing of the human genome and published papers on this sequencing in February 2001. We may be unable to obtain patent protection for sequences published in these disclosures if they represent prior art.

The patent field relating to therapeutic protein-based products is subject to a great deal of uncertainty, and if patent laws or the interpretation of patent laws change, our competitors may be able to develop and commercialize products based on proteins that we discovered.

   The patent protection available for genes and therapeutic protein-based products is highly uncertain and involves complex legal and factual questions that determine who has the right to develop a particular product. No clear policy has emerged regarding the breadth of patents in this area. There have been, and continue to be, intensive discussions concerning the scope of patent protection for partial gene sequences, full-length genes and their corresponding proteins. Social and political opposition to patents on genes may lead to narrower patent protection for genes and their corresponding proteins. Patent protection relating to genes and therapeutic protein-based products is also subject to a great deal of uncertainty outside the United States, and patent laws are currently undergoing review and revision in many countries. Changes in, or different interpretations of, patent laws in the United States and other countries may result in our inability to obtain patents covering the genes or proteins we discover or to enforce patents that have been issued to us, and may allow others to use our discoveries to develop and commercialize therapeutic protein-based products.


Our analysis of how often we were the first party to file patent applications for therapeutic proteins was based on numerous assumptions that may prove to be incorrect.


   As a means of evaluating the success of our bioinformatics efforts, we conducted an analysis of how often, during certain time periods analyzed, we were the first party to file patent applications covering proteins within the therapeutic protein categories we target in our discovery and development efforts. Our analysis, which was based on a review of the Derwent database of DNA and protein sequences contained in European patents and patent applications, does not imply that we will be successful in the future in being the first to file patent applications on novel proteins, that we will be able to obtain patent protection for any of the proteins covered by our pending patent applications, or that we will be able to successfully commercialize any therapeutic protein-based products discovered through our bioinformatics efforts. The methodology and results of our analysis have not been independently tested or verified. In addition, our analysis was based on numerous factual assumptions that may prove to be incorrect and numerous methodological assumptions that may prove to be flawed, including, but not limited to, the following:


  . Our analysis gave discovery credit regarding a particular protein within the protein categories only to the party that was first to file a published patent application on the full-length gene sequence. The date of filing of a patent application may have been significantly later than the date of discovery of the gene sequence, and therefore may not indicate the party that actually first discovered the novel gene sequence.

  . Our analysis only considered DNA and protein sequence information included in the Derwent database as of November 2001. Due to the delay in the publishing of patent applications, our analysis may not have included patents filed for up to 18 months preceding the date of our analysis. It is possible that our performance in filing patent applications first may have declined or the performance of our competitors may have improved during this period of time.


  . Our analysis included only patent applications filed in Europe. Any discoveries claimed in United States patent applications would not have been covered in the analysis unless corresponding patent applications covering such discoveries were also filed in Europe during the periods analyzed.

  . Our analysis only considered DNA and protein sequences included in the Derwent database. Delays in the timing of the publication of European patent applications and delays in the inclusion in the Derwent database of sequences contained within those applications may have led to incorrect conclusions in our analysis. Furthermore, any errors that may have occurred in the publishing of gene sequence information could have led to incorrect conclusions in our analysis.


  . In reviewing the gene sequence data contained in the patent applications underlying our analysis, we may have incorrectly identified partial gene sequences as full-length gene sequences, and vice versa, leading to erroneous conclusions about the sequences, or may have otherwise incorrectly analyzed or interpreted the data in the patent applications.

  . Our analysis included only patent applications containing sequences for proteins that we have classified within our designated protein categories, and others may not agree with how we defined these categories or may not agree that a particular protein that is the subject of one or more patent applications belongs in one of these categories.

  . We may have inadvertently excluded from our analysis patent applications covering newly discovered proteins that are actually members of the protein categories we target because we failed to recognize structural or sequence similarities between these proteins and other known members in these categories, or otherwise failed to recognize these proteins as members of the protein categories.


We expect to incur significant expenses in applying for patent protection and prosecuting our patent applications.

   We may fail to secure meaningful patent protection relating to any of our existing or future product candidates, discoveries or technologies despite the expenditure of considerable resources. Our success depends significantly on the establishment of patent protection for the genes, proteins and related technologies we discover or invent. Consequently, we intend to continue our substantial efforts in applying for patent protection and prosecuting pending and future patent applications. These efforts have historically required the expenditure of considerable time and money, and we expect that they will continue to require significant expenditures. If future changes in United States or foreign patent laws complicate or hinder our efforts to obtain patent protection, the costs associated with patent prosecution may increase significantly.

We may be unable to protect our proprietary technology and information.

   In addition to our patented intellectual property, we also rely on unpatented technology, trade secrets and confidential information, including our ASIDE software program, our genetic sequence database and our bioinformatics algorithms. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop equivalent technologies or independently gain access to and disclose substantially equivalent information. Disputes may arise about inventorship and corresponding rights to know-how and inventions resulting from the joint creation or use of intellectual property by us and our corporate partners, licensees, scientific and academic collaborators and consultants. In addition, confidentiality agreements and material transfer agreements we have entered into with these parties and with employees and advisors may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.


We have limited experience in developing products.

   We have not yet developed or commercialized any products on our own. Our contributions to the discovery or development of certain therapeutic proteins currently on the market do not indicate that we will be able to successfully develop products alone. Our work relating to these marketed products did not include clinical trials, manufacturing, marketing or other late-stage development or commercialization activities. We have limited experience with product development activities and may not be successful in developing or commercializing any products.

Any failure or delay in commencing or completing clinical trials for product candidates could severely harm our business.

   The successful commercialization of any product candidates will depend on regulatory approval in each market in which we, our collaborators or our licensees intend to market the product candidates. Each of our product candidates must undergo extensive preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are time-consuming and expensive and together take several years to complete, and to date we have not completed any clinical trials on our own. The commencement and completion of clinical trials for our product candidates may be delayed by many factors, including:

  . our inability or the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

  . delays in patient enrollment and variability in the number and types of patients available for clinical trials;

  . difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

  .  poor effectiveness of product candidates during the clinical trials;

  .  unforeseen safety issues or side effects; and

  .  governmental or regulatory delays.

   It is possible that none of our product candidates, whether developed on our own, with collaborators or by licensees, will enter or complete clinical trials in any of the markets in which we, our collaborators or licensees intend to sell those product candidates. Accordingly, we, our collaborators or licensees may not receive the regulatory approvals needed to market our product candidates in any markets. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates could severely harm our business.

Clinical trials may fail to demonstrate the safety and effectiveness of our product candidates, which could prevent or significantly delay their regulatory approval.

   Clinical trials involving our product candidates may reveal that those candidates are ineffective, are unacceptably toxic or have other unacceptable side effects. In addition, data obtained from tests are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Likewise, the results of preliminary studies do not predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage trials. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. For example, in 1998, Amgen Inc. halted Phase III clinical trials in the United States relating to our product candidate Thrombopoietin in the treatment of chemotherapy-induced thrombocytopenia after reports of the development of neutralizing antibodies in both cancer patients and volunteer donors in platelet donation trials. In addition, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts for these product candidates. For example, in 2001, Celltech Group plc discontinued development of platelet-derived growth factor receptor antibody, a product candidate that Celltech licensed from us and designated as CDP 860, for the treatment of restenosis. Celltech concluded that the Phase II clinical trial results did not justify further development of CDP 860 as a restenosis therapy.


We may be unable to satisfy the rigorous government regulations relating to the development and commercialization of our product candidates.

   Any failure to receive the regulatory approvals necessary to commercialize our product candidates could severely harm our business. Our product candidates are subject to extensive and rigorous government regulation. The United States Food and Drug Administration, or FDA, regulates, among other things, the collection, testing, manufacturing, safety, efficacy, potency, labeling, storage, record keeping, advertising, promotion, sale and distribution of therapeutic products. If our potential products are marketed abroad, they will also be subject to extensive regulation by foreign governments. None of our product candidates has been approved for sale in the United States or any foreign market, and we have only limited experience in filing and pursuing applications necessary to gain regulatory approvals.

   The regulatory review and approval process, which includes preclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish the product candidate's safety and effectiveness. The approval process typically takes many years to complete and may involve ongoing requirements for post-marketing studies. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn. In addition, government regulation may result in:

  . prohibitions or significant delays in the marketing of potential products;

  .  discontinuation of marketing of potential products; and

  . limitations of the indicated uses for which potential products may be marketed.

   If we fail to comply with the laws and regulations pertaining to our business, we may be subject to sanctions, including the temporary or permanent suspension of operations, product recalls, marketing restrictions and civil and criminal penalties.

We may encounter difficulties developing or commercializing our product candidate rh Factor XIII.

   We may encounter difficulties developing or commercializing our product candidate rh Factor XIII due to regulatory impediments and intellectual property challenges. The FDA placed our initial investigational new drug application for rh Factor XIII on hold in 1993, citing insufficient information to assess its risks to subjects. Although we intend to submit a new investigational new drug application for rh Factor XIII to the FDA, the FDA may raise additional questions or require additional data, which could delay or prevent the initiation of clinical trials. In addition, rh Factor XIII is currently the subject of a patent interference proceeding with Aventis Behring L.L.C. Although we have entered into a cross-licensing agreement with Aventis Behring with respect to rh Factor XIII, the interference proceeding could result in the loss of or significant limitations on our patent protection for this product candidate. Furthermore, under the cross-licensing agreement, Aventis Behring retains the ability to market recombinant products that may compete with rh Factor XIII.


Our plan to use collaborations to leverage our capabilities may not be successful.

   As part of our business strategy, we have entered into collaboration arrangements with strategic partners to develop product candidates and will continue to evaluate similar opportunities. For our collaboration efforts to be successful, we must identify partners whose competencies complement ours. We must also successfully enter into collaboration agreements with them on terms attractive to us and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into collaboration agreements with acceptable partners or negotiating favorable terms in these agreements. Also, we may be unsuccessful in integrating the resources or capabilities of these collaborators. In addition, our collaborators may prove difficult to work with or less skilled than we originally expected. If we are unsuccessful in our collaborative efforts, our ability to develop and market product candidates could be severely limited.


We may not be able to generate any revenue from product candidates developed by collaborators or licensees if they are unable to successfully develop those candidates.

   We may be unable to derive any value from product candidates developed by collaborators or licensees. Our ability to generate revenues from existing or future collaborations and license arrangements is subject to numerous risks, including:

  . the possibility that our collaborators or licensees lack sufficient financial, technical or other capabilities to develop these product candidates;

  . the length of time that it takes for our collaborators or licensees to achieve various clinical development and regulatory approval milestones;

  . the inability of collaborators or licensees to successfully address any regulatory or technical challenges they may encounter; and

  . the possibility that these product candidates may not be effective or may prove to have undesirable side effects, unacceptable toxicities or other characteristics that preclude regulatory approval or prevent or limit commercial use.

Novo Nordisk has substantial rights to license proteins we discover, which may limit our ability to pursue other collaboration or licensing arrangements or benefit from our discoveries.

   As part of our separation from Novo Nordisk, we granted Novo Nordisk options to license certain rights to several of our potential therapeutic proteins under an option agreement. Although we generally retain North American rights to the proteins licensed by Novo Nordisk pursuant to this agreement, Novo Nordisk has rights to these proteins in the rest of the world. In addition, under this agreement Novo Nordisk has worldwide rights, including rights in North America, to any licensed proteins that act to generate, expand or prevent the death of insulin-producing beta cells. Novo Nordisk has already exercised options to license three proteins, and it may license other proteins in the future pursuant to this agreement. Our agreement with Novo Nordisk may:

  . preclude or delay opportunities to seek other collaborators for our product candidates, due to the fact that we cannot explore other collaboration opportunities relating to proteins subject to the agreement until after Novo Nordisk has decided not to exercise an option with respect to the protein, which decision Novo Nordisk may decide not to make until well into the product development cycle;

  . limit the financial benefits we may derive from product candidates by allowing Novo Nordisk to license proteins in exchange for pre-determined payments and royalties and with pre-determined cost- sharing arrangements, which payments and royalty rates may be less than, and which cost-sharing arrangements may be less favorable to us than, terms we might otherwise obtain in collaborative or licensing arrangements with other parties;

  . result in Novo Nordisk licensing proteins with the most therapeutic and commercial potential, leaving us with fewer or less desirable product candidates to develop on our own or with other potential collaborators; and

  . prevent us from collaborating with or licensing a product candidate to another company that, by virtue of its particular skills and capabilities, may be a more desirable collaborator or licensing partner for that particular product candidate than Novo Nordisk.

Because we currently do not have the capability to manufacture materials for clinical trials or for commercial sale, we will have to rely on third parties to manufacture our potential products, and we may be unable to obtain required quantities in a timely manner or on acceptable terms, if at all.

   We currently do not have the manufacturing facilities necessary to produce materials for clinical trials or commercial sale, and we have only limited capabilities to produce materials for preclinical studies. We intend to rely on collaborators and third-party contract manufacturers to produce the quantities of drug materials needed for preclinical studies, clinical trials and commercialization of our potential products. We will have to rely on these manufacturers to deliver materials on a timely basis and to comply with regulatory requirements, including current Good Manufacturing Practices regulations enforced by the FDA through its facilities inspection program. These manufacturers may not be able to meet our needs with respect to timing, quantity or quality of materials, and may fail to satisfy applicable regulatory requirements with respect to the manufacturing of these materials. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we encounter delays in the delivery of materials from, or difficulties in our relationships with, manufacturers, our preclinical studies and clinical trials may be delayed. Delays in preclinical studies could postpone the filing of investigational new drug applications or the initiation of clinical trials, and delays in clinical trials could postpone the subsequent submission of product candidates for regulatory approval and market introduction.

We may not be successful in developing internal manufacturing capabilities or complying with applicable manufacturing regulations.


   We may be unable to establish the internal manufacturing capabilities necessary to develop our potential products. Therapeutic proteins are often more difficult and expensive to manufacture than other classes of drugs, and the manufacture of therapeutic proteins may not be commercially feasible. Also, we will be required to adhere to rigorous Good Manufacturing Practices regulations in the manufacture of therapeutic proteins. Although we intend to develop limited manufacturing facilities internally, construction of an initial pilot manufacturing plant will take at least three years and require substantial expenditures. In addition, we will need to hire and train employees to staff this facility if we are able to complete construction. We do not anticipate that this initial pilot manufacturing plant will provide us with the capability to produce drug materials for commercial sale. To develop this capability we would need to further expand our manufacturing facilities. If any of our future facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of our product candidates may not be granted. In complying with these regulations and any applicable foreign regulatory requirements, we will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our potential products meet applicable specifications and other requirements. Any failure to comply with these requirements may subject us to regulatory sanctions and delay or interrupt our development and commercialization efforts.


   In addition, some of the inventions licensed to us were initially developed at universities or other not-for-profit institutions with funding support from an agency of the United States government. In accordance with federal law, we or our licensees may be required to manufacture products covered by patents in those inventions in the United States, unless we can obtain a waiver from the government on the basis that such domestic manufacture is not commercially feasible. We have not attempted to secure any such waivers from the government, and do not know if they would be available if sought. If we are not able to obtain such waivers on a timely basis, we might be forced to seek manufacturing arrangements at higher prices, or on otherwise less favorable terms, than might be available to us in the absence of this domestic manufacturing requirement.

Because we will depend on third parties to conduct laboratory tests and clinical trials, we may encounter delays in or lose some control over our efforts to develop product candidates.

   We will rely on third parties to design and conduct laboratory tests and clinical trials for us. If we are unable to obtain these services on acceptable terms, we may not be able to complete our product development efforts in a timely manner. Also, because we will rely on third parties for laboratory tests and clinical trials, we may lose some control over these activities or be unable to manage them appropriately, or may become too dependent on these parties. These third parties may not complete the tests or trials on schedule or when we request, and the tests or trials may be methodologically flawed or otherwise defective. Any delays or difficulties associated with third-party laboratory tests or clinical trials may delay the development of our product candidates.

Because we currently have no sales or marketing capabilities, we may be unable to successfully commercialize our potential products.

   We currently have no direct sales capabilities or marketing capabilities. We expect that in the future we will rely on collaborators or other third parties to market any products that we may develop. These third parties may not be successful in marketing our potential products, and we will have little or no control over their marketing efforts. In addition, we may co-promote our potential products or retain marketing rights in North America to these products. If we decide to market products directly, we will need to incur significant additional expenses and commit significant additional management resources to develop effective sales and marketing capabilities. We may not be able to establish these capabilities despite these additional expenditures. In addition, co-promotion or other marketing arrangements with third parties to commercialize potential products could significantly limit the revenues we derive from these products.

Environmental and health and safety laws may result in liabilities, expenses and restrictions on our operations.

   State and federal laws regarding environmental protection, hazardous substances and human health and safety may adversely affect our business. The use of hazardous substances in our operations exposes us to the risk of accidental releases. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and fines. Future changes to environmental and health and safety laws could cause us to incur additional expenses or restrict our operations. In addition, the site where our principal headquarters and facilities are located has been listed as a contaminated property by the State of Washington due to its previous use by the City of Seattle as an electricity generating plant. We purchased this property from the City of Seattle. The City of Seattle has agreed to defend us against and indemnify us for any claims that arise from this pre-existing contamination, except to the extent that we caused the claim through our negligence or intentional fault, or to the extent that we contributed to the contamination that is the subject of the claim, caused an increase in the clean-up costs or failed to comply with our obligations under our agreement with the City of Seattle. This indemnity may be insufficient and we may be subject to environmental liabilities or be prohibited from using or occupying some or all of the property as a result of environmental claims.

                           Financial and Market Risks

We anticipate incurring additional losses and may not achieve profitability.

   As of September 30, 2001, we had an accumulated deficit of $99.9 million. We expect to continue to incur increasing losses over the next several years, and we may never become profitable. We are in the early stages of development as an independent company, and it will be a number of years, if ever, before we generate any revenues from our own product sales. Our revenues from existing collaborative and licensing arrangements are insufficient to cover our operating expenses, and we may never generate revenues from these or any future arrangements sufficient to cover these expenses. In addition, we will continue to incur substantial expenses relating to our discovery and development efforts. We anticipate that these expenses will increase as we focus on the laboratory tests and clinical trials required to obtain the regulatory approvals necessary for the sale of any products. The development of our product candidates will require significant further research, development, testing and regulatory approvals. We may not be able to complete such development or succeed in developing products that will generate revenues in excess of the costs of development.


Our operating results are subject to fluctuations that may cause our stock price to decline.

   Our operating results have fluctuated in the past and are likely to continue to do so in the future. Our revenues are unpredictable and may fluctuate due to the timing of licensing fees or the achievement of milestones under new or existing licensing and collaborative arrangements, including our option agreement with Novo Nordisk. In addition, our expenses may fluctuate from quarter to quarter due to the timing of expenses, including payments owed by us under collaborative or licensing arrangements. We believe that period-to-period comparisons of our past operating results are not good indicators of our future performance and should not be relied on to predict our future operating results. For example, for periods prior to 2000, most of our revenues represented payments received from Novo Nordisk for research and development activities we conducted on their behalf. This arrangement terminated in 2000 in connection with our separation from Novo Nordisk. It is possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts or investors, causing the market price of our common stock to decline.

If we do not obtain substantial additional funding on acceptable terms, we may not be able to continue to grow our business or generate enough revenue to recover our investment in research and development.

   Our business does not currently generate the cash needed to finance our operations. We anticipate that we will continue to expend substantial funds on our discovery and development programs. We expect that these expenditures will increase significantly over the next several years as we hire additional employees, expand our preclinical development activities and begin internal clinical trials. We will need to seek additional funding through public or private financings, including equity financings, and through other arrangements, including collaborative and licensing arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. However, financing may be unavailable when we need it or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing shareholders will be diluted, and these securities may have rights superior to those of our common stock. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for some of our discovery or development programs. We may also be required to grant rights to third parties to develop and market product candidates that we would prefer to develop and market internally, and such rights may be granted on terms that are not favorable to us. If we are required to grant such rights, the ultimate value of these product candidates to us would be reduced.

                         Risks Related to Our Industry

Negative public opinion and increased regulatory scrutiny of genetic and clinical research may limit our ability to conduct our business.

   Ethical, social and legal concerns about genetic and clinical research could result in additional regulations restricting or prohibiting some of our activities or the activities of our suppliers and collaborators. In recent years, federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating the biotechnology industry. More restrictive regulations could delay preclinical studies or future clinical trials, or prevent us from obtaining regulatory approvals or commercializing any products. In addition, animal rights activists may protest our use of animals in research and development and may attempt to disrupt our operations, which could cause us to incur significant expenses and distract our management's attention from other business concerns.

Many of our competitors have substantially greater capabilities and resources than we do and may be able to develop and commercialize products before we do.

   We may be unable to compete successfully against our current or future competitors. We expect that competition in our field will continue to be intense. We face competition from other entities using high-speed gene sequencers and other sophisticated bioinformatics technologies to discover genes, including Celera Genomics Corporation, Curagen, Inc., Genentech, Inc., Human Genome Sciences, Inc., Incyte Genomics, Inc. and Millennium Pharmaceuticals, Inc. We also face competition from entities using more traditional methods to discover genes related to particular diseases, including other large biotechnology and pharmaceutical companies. In addition, we face competition from other parties that conduct research to identify genes and conduct human genome research similar to or competing with our focus on gene discovery, including biotechnology and pharmaceutical companies; privately or publicly financed research institutes or programs, such as those sponsored by the United States government and the governments of France, Germany, Japan and the United Kingdom; and laboratories associated with universities or other not-for-profit organizations. Furthermore, our potential products, if approved and commercialized, may compete against well-established existing therapeutic protein-based products, many of which may be currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations. Also, healthcare professionals and consumers may prefer existing or newly developed products to any product we develop.

   Many of our existing and potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than we do. As a result, these competitors may:

  . succeed in identifying genes or proteins, or developing therapeutic protein-based products, earlier than we do;

  . obtain approvals for products from the FDA or other regulatory agencies more rapidly than we do;

  . obtain patents that block or otherwise inhibit our ability to develop and commercialize our product candidates;

  . develop treatments or cures that are safer or more effective than those we propose to develop;

  .  devote greater resources to marketing or selling their products;

  . introduce or adapt more quickly to new technologies or scientific advances, which could render our bioinformatics technologies obsolete;

  . introduce products that make the continued development of our potential products uneconomical;

  .  withstand price competition more successfully than we can;

  . more effectively negotiate third-party collaborative or licensing arrangements; and

  . take advantage of acquisition or other opportunities more readily than we can.

The failure to attract or retain key management or other personnel could decrease our ability to discover, develop and commercialize potential products.

   We depend on our senior executive officers as well as key scientific and other personnel. Only a few of our key personnel are bound by employment agreements, and those with employment agreements are bound only for a limited period of time. Further, we have not purchased key-person life insurance policies for any of our executive officers or key personnel. Competition for scientists and other qualified employees is intense among pharmaceutical and biotechnology companies, and the loss of qualified employees, or an inability to attract, retain and motivate the additional highly skilled employees required for the expansion of our activities, could hinder our ability to discover, develop and commercialize potential products.

If the health care system or reimbursement policies change, the prices of our potential products may fall or our potential sales may decline.

   In recent years, officials have made numerous proposals to change the health care system in the United States. These proposals include measures that would limit or prohibit payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Government and other third-party payors increasingly have attempted to contain health care costs by limiting both coverage and the level of reimbursement of newly approved health care products. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted marketing approval. Governments may adopt future legislative proposals and federal, state or private payors for health care goods and services may take further action to limit payments for health care products and services. In addition, in certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. Any of these factors could limit our ability to successfully commercialize our potential products.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our product candidates.

   We face an inherent business risk of exposure to product liability claims in the event that the use of our product candidates is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industries in general have been subject to significant medical malpractice litigation. We may incur significant expenses if product liability or malpractice lawsuits against us are successful. Although we may obtain product liability insurance, any coverage we obtain may not be adequate to cover such claims.

                         Risks Related to This Offering

Our stock price may be volatile, and you may be unable to sell your shares at or above the offering price.

   There previously has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock may fluctuate significantly in response to many factors beyond our control, including:

  . changes in the recommendations of securities analysts or changes in their financial estimates of our operating results;

  . failures in meeting performance expectations of securities analysts or investors;

  . fluctuations in the valuations of companies perceived by securities analysts or investors to be comparable to us; and

  . share price and volume fluctuations attributable to inconsistent trading volume levels of our shares.

   Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In particular, there have been high levels of volatility in the market prices of securities of biotechnology companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our existing shareholders have significant control of our management and affairs, which they could exercise against your best interests.

   Following the completion of this offering, Novo Nordisk, together with Warburg, Pincus Equity Partners, L.P. and entities affiliated with Patricof & Co. Ventures, Inc. will beneficially own an aggregate of approximately 66% of our outstanding common stock. Novo Nordisk will beneficially own 100% of our outstanding non-voting common stock. In addition, Novo Nordisk and Warburg, Pincus Equity Partners will retain rights to designate director nominees to our board of directors after the completion of this offering. These shareholders, acting together, will be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, these shareholders, acting together, will be able to cause a change in control, as well as to delay or prevent a change in control. They may also discourage a potential acquirer from making a tender offer or otherwise attempting to effect a change in control, even if such a change in control would benefit our other shareholders.


New shareholders will incur immediate and substantial dilution as a result of this offering.

   The initial public offering price will be substantially higher than the net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $9.38 per share in the price you pay for our common stock as compared to its net tangible book value, based on an assumed initial public offering price of $17.00 per share. Furthermore, investors purchasing common stock in this offering will own only 22% of our aggregate outstanding shares of common stock and non-voting common stock even though they will have contributed

46% of the total consideration received by us in connection with our sales of common stock and non-voting common stock. To the extent options to purchase common stock are exercised, there will be further dilution to investors in this offering.


Following this offering, a substantial number of our shares of common stock will become available for sale in the public market, which may cause the market price of our common stock to decline.

   Sales of substantial amounts of our common stock in the public market following this offering could cause the market price of our common stock to fall and could impair our ability to raise funds in additional offerings of securities. Upon completion of this offering, we will have 36,501,279 shares of common stock outstanding and 9,100,800 shares of non-voting common stock outstanding, assuming no exercise of the underwriters' over-allotment option, no exercise of options after September 30, 2001 and the conversion of all shares of outstanding preferred stock into common stock and non-voting common stock. Of these shares, the 10,000,000 shares of common stock sold through the underwriters in this offering will be freely tradable without restriction under the Securities Act, assuming they are not held by our affiliates. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:


  .  10,000,000 shares of common stock upon completion of this offering;


  . 34,163,872 shares of common stock beginning 180 days after the date of this prospectus, assuming the conversion of all shares of non-voting common stock into common stock upon the sale of the non-voting common stock by Novo Nordisk to entities unaffiliated with Novo Nordisk; and


  . 1,438,207 shares of common stock periodically thereafter upon the expiration of one-year holding periods.


   In addition, we intend to file a registration statement under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to our Amended and Restated 2000 Stock Incentive Plan and our 2001 Stock Incentive Plan. We expect this registration statement to become effective immediately upon filing.


Our management has broad discretion in the use of net proceeds from this offering and may not use these net proceeds effectively.

   As of the date of this prospectus, we cannot specify with certainty the amounts we will spend on particular uses from the net proceeds we will receive from this offering. Although our management currently expects to use the net proceeds as described in "Use of Proceeds," they will have broad discretion in the application of these proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to develop and commercialize our product candidates.


Provisions in our charter documents could prevent or frustrate any attempts to replace our current management by shareholders.

   Our articles of incorporation and bylaws contain provisions, such as undesignated preferred stock and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us without the consent of our board of directors. Also, our board of directors has approved amendments to our articles of incorporation, which, subject to shareholder approval, would provide for a staggered board, removal of directors only for cause and certain requirements for calling special shareholder meetings. In addition, our board of directors has approved amendments to our bylaws to require advance notice of shareholder proposals and nominations and to impose restrictions on the persons who may call special shareholder meetings. These provisions may have the effect of preventing or hindering any attempts by our shareholders to replace our current management. See "Description of Our Capital Stock."

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to future events or financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not assume any obligation to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the 10,000,000 shares of common stock that we are selling in this offering will be approximately $156.5 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses and assuming an initial public offering price of $17.00 per share. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $180.2 million.

   The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock and facilitate our future access to public markets. Although we currently have no specific plans for the application of a significant portion of the net proceeds of this offering, we expect to use these net proceeds for:

  .  clinical and preclinical development of existing product candidates;

  .  discovery and development of additional product opportunities;

  .  hiring of development, research and administrative personnel;

  . capital expenditures such as the construction of a pilot manufacturing plant and the expansion of our existing facilities; and

  .  working capital and other general corporate purposes.

If the opportunity arises, we may also use a portion of the net proceeds to acquire or invest in businesses, products or technologies that are complementary to our own. Although we periodically engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreements or commitments and we have no understandings with respect to any acquisitions.

   The amounts and timing of our actual expenditures depend on several factors, including the progress of our research and development efforts and the amount of cash used by our operations. We have not determined the amount or timing of the expenditures in the areas listed above. Pending their use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table summarizes our capitalization as of September 30, 2001:

  .  on an actual basis;

  . on a pro forma basis reflecting the conversion of all outstanding shares of our Series A mandatorily redeemable convertible preferred stock into 9,100,800 shares of non-voting common stock and the conversion of all outstanding shares of our Series B mandatorily redeemable convertible preferred stock into 14,442,359 shares of common stock upon completion of this offering; and


  . on a pro forma as adjusted basis reflecting the conversion of our Series A and Series B mandatorily redeemable convertible preferred stock and the receipt by us of the net proceeds from the sale of 10,000,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.


   You should read the information in this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the accompanying notes appearing elsewhere in this prospectus.


                                                    September 30, 2001
                                            -----------------------------------
                                                                     Pro Forma
                                              Actual     Pro Forma  as Adjusted
                                            ----------- ----------- -----------
                                            (unaudited) (unaudited) (unaudited)
                                                      (in thousands)
Mandatorily redeemable convertible
 preferred stock, no par value, 30,000,000
 shares authorized:
  Series A, 2,528,000 actual shares
   authorized, issued and outstanding at
   September 30, 2001; 0 shares issued and
   outstanding, pro forma and pro forma as
   adjusted................................  $101,258    $    --     $    --
  Series B, 4,011,768 actual shares
   authorized, issued and outstanding at
   September 30, 2001; 0 shares issued and
   outstanding, pro forma and pro forma as
   adjusted................................   154,129         --          --
                                             --------    --------    --------
    Total mandatorily redeemable
     convertible preferred stock...........   255,387         --          --
Shareholders' equity (deficit):
  Common stock, no par value, 150,000,000
   shares authorized, 12,058,920 actual
   shares issued and outstanding at
   September 30, 2001; 26,501,279 shares
   issued and outstanding, pro forma;
   36,501,279 shares issued and
   outstanding, pro forma as adjusted......    54,010     208,139     364,639
  Non-voting common stock, no par value,
   30,000,000 shares authorized, 0 shares
   issued and outstanding at September 30,
   2001; 9,100,800 shares issued and
   outstanding, pro forma and pro forma as
   adjusted................................       --      101,258     101,258
  Notes receivable from shareholders.......      (725)       (725)       (725)
  Deferred stock compensation..............   (19,769)    (19,769)    (19,769)
  Accumulated deficit......................   (99,863)    (99,863)    (99,863)
  Accumulated other comprehensive income...     1,995       1,995       1,995
                                             --------    --------    --------
    Total shareholders' equity (deficit)...   (64,352)    191,035     347,535
                                             --------    --------    --------
    Total capitalization...................  $191,035    $191,035    $347,535
                                             ========    ========    ========


   The number of shares in the table above excludes:

  . an aggregate of 6,402,292 shares of common stock subject to outstanding options under our Amended and Restated 2000 Stock Incentive Plan as of September 30, 2001, at a weighted average exercise price of $3.14 per share; and


  . an additional 2,151,308 shares of common stock reserved for issuance upon exercise of options that may be granted subsequent to September 30, 2001 under our Amended and Restated 2000 Stock Incentive Plan and our 2001 Stock Incentive Plan.

                                    DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value at September 30, 2001 was $(64.4) million, or $(5.34) per share of common stock. Our pro forma net tangible book value at September 30, 2001 was $191.0 million, or $5.37 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock and non-voting common stock outstanding after giving effect to the conversion of all of our outstanding mandatorily redeemable convertible preferred stock into an aggregate of 23,543,159 shares of our common stock and non-voting common stock. After giving effect to the issuance and sale of 10,000,000 shares of our common stock in this offering at the assumed initial public offering price of $17.00 per share, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2001, would have been $347.5 million, or $7.62 per share. This represents an immediate increase in net tangible book value of $2.26 per share to our existing shareholders and an immediate dilution of $9.38 per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share.................         $17.00
  Net tangible book value at September 30, 2001................. $(5.34)
  Increase attributable to conversion of mandatorily redeemable convertible preferred stock..................................  10.70
  Increase per share attributable to new investors..............   2.26
                                                                 ------
Pro forma as adjusted net tangible book value per share after
 this offering..................................................           7.62
                                                                         ------
Dilution per share to new investors.............................         $ 9.38
                                                                         ======


   The following table sets forth as of September 30, 2001, on a pro forma as adjusted basis, the difference between the number of shares of common stock and non-voting common stock purchased from us, the total consideration paid, and the average price per share paid by the existing shareholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by investors purchasing shares of common stock in this offering, based on an assumed initial public offering price of $17.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses:



                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing shareholders......... 35,602,079    78%  $200,614,563    54%    $5.64
New investors................. 10,000,000    22    170,000,000    46     17.00
                               ----------   ---   ------------   ---
  Total....................... 45,602,079   100%  $370,614,563   100%
                               ==========   ===   ============   ===


    The tables and calculations above are based on the number of shares outstanding as of September 30, 2001 and exclude:


  . an aggregate of 6,402,292 shares of common stock subject to outstanding options under our Amended and Restated 2000 Stock Incentive Plan as of September 30, 2001, at a weighted average exercise price of $3.14 per share;


  . an additional 2,151,308 shares of common stock reserved for issuance upon exercise of options that may be granted subsequent to September 30, 2001 under our Amended and Restated 2000 Stock Incentive Plan and our 2001 Stock Incentive Plan.


    To the extent these options are exercised, and to the extent we issue new options or rights under any stock compensation plans or issue additional shares of common stock in the future, new investors will experience further dilution. See Note 12 of the Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

   You should read the selected financial data set forth below in conjunction with the financial statements and notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 have been derived from our audited financial statements that are not included in this prospectus. The statement of operations data for each of the three years in the period ended December 31, 2000, and the balance sheet data as of December 31, 1999 and 2000 have been derived from our audited financial statements that are included elsewhere in this prospectus.


   The unaudited statement of operations data for the nine months ended September 30, 2000 and September 30, 2001 and the unaudited balance sheet data as of September 30, 2001 are derived from our unaudited financial statements that are included elsewhere in this prospectus. These unaudited financial statements have been prepared on a basis consistent with our audited financial statements and the notes thereto and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for those periods. The pro forma net loss per share data give effect to the conversion of our mandatorily redeemable convertible preferred stock from its date of original issuance into common stock and non-voting common stock. Our historical results are not necessarily indicative of results to be expected for future periods.



                                                                                         Nine Months Ended
                                         Year Ended December 31,                           September 30,
                          ----------------------------------------------------------  ------------------------
                             1996        1997        1998        1999        2000        2000         2001
                          ----------  ----------  ----------  ----------  ----------  -----------  -----------
                                                                                      (unaudited)  (unaudited)
                                         (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenues................  $   64,387  $   67,679  $   66,744  $   69,675  $   32,464  $   20,979   $   12,896
Operating expenses:
 Research and
  development(1)........      45,678      50,428      49,886      48,415      49,337      36,460       35,010
 General and
  administrative(2).....       9,980      12,308       9,339       9,550      12,069       8,529        7,284
 Noncash stock-based
  compensation expense..         --          --          --          --          --          --         1,986
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
 Total operating
  expenses..............      55,658      62,736      59,225      57,965      61,406      44,989       44,280
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Income (loss) from
 operations.............       8,729       4,943       7,519      11,710     (28,942)    (24,010)     (31,384)
Other income (expense):
 Interest income........          49         285          29         274       5,417       3,346        5,726
 Interest expense.......        (714)       (207)       (485)        (56)       (848)       (759)          (8)
 Other, net.............         (56)        134         (72)        (52)       (111)        (86)          44
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Income (loss) before
 provision for income
 taxes..................       8,008       5,155       6,991      11,876     (24,484)    (21,509)     (25,622)
Benefit (provision) for
 income taxes...........      (3,394)       (895)     (1,273)     (2,454)     (5,893)      9,295          --
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Net income (loss).......       4,614       4,260       5,718       9,422     (30,377)    (12,214)     (25,622)
Preferred stock dividend
 and accretion..........         --          --          --          --       (2,903)        --       (15,457)
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Net income (loss)
 attributable to common
 shareholders...........  $    4,614  $    4,260  $    5,718  $    9,422  $  (33,280) $  (12,214)  $  (41,079)
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Basic net income (loss)
 per share..............  $     0.55  $     0.50  $     0.68  $     1.11  $    (3.38) $    (1.33)  $    (3.48)
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Diluted net income
 (loss) per share.......  $     0.39  $     0.36  $     0.48  $     0.80  $    (3.38) $    (1.33)  $    (3.48)
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Weighted-average shares
 used in computing basic
 net income (loss) per
 share..................   8,455,406   8,455,406   8,455,406   8,455,406   9,845,870   9,196,987   11,803,720
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Weighted-average shares
 used in computing
 diluted net income
 (loss) per share.......  11,792,520  11,792,520  11,792,520  11,792,520   9,845,870   9,196,987   11,803,720
                          ==========  ==========  ==========  ==========  ==========  ==========   ==========
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                                  $    (2.30)              $    (0.72)
                                                                          ==========               ==========
Weighted-average shares
 used in computing pro
 forma basic and diluted
 net loss per share
 (unaudited)............                                                  13,181,152               35,346,879
                                                                          ==========               ==========

--------

(1) The nine months ended September 30, 2001 excludes noncash stock-based compensation expense of $1,075.


(2) The nine months ended September 30, 2001 excludes noncash stock-based compensation expense of $911.

                                       December 31,
                         ----------------------------------------  September 30,
                          1996    1997    1998    1999     2000        2001
                         ------- ------- ------- ------- --------  -------------
                                                                    (unaudited)
                                             (in thousands)
Balance Sheet Data:
Cash, cash equivalents
 and short-term
 investments............ $   374 $ 4,194 $ 5,738 $19,648 $172,976    $153,438
Working capital.........  13,626  13,509  12,566  19,504  166,245     150,776
Total assets............  70,587  88,929  83,473  91,914  228,637     208,436
Mandatorily redeemable
 convertible preferred
 stock..................     --      --      --      --   239,930     255,387
Total shareholders'
 equity (deficit).......  58,287  62,547  68,265  77,687  (27,269)    (64,352)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

Overview

   We are a biopharmaceutical company focused on the discovery, development and commercialization of therapeutic protein-based products for the treatment of human disease. We have been involved in the discovery and development of therapeutic protein-based products for over 20 years, including 12 years as a wholly owned subsidiary of Novo Nordisk, a Danish pharmaceutical company. During this time, we contributed to the discovery or development of five products currently marketed by other companies. In August 1988, we were acquired by and became a wholly owned subsidiary of Novo Nordisk. From the date of our acquisition through December 31, 1999, we earned the majority of our revenues by conducting research and development activities for Novo Nordisk. We were paid at a rate of 110% of our research and development costs incurred in connection with all projects performed on behalf of Novo Nordisk pursuant to a funding agreement. We had net income of $4.6 million in 1996, $4.3 million in 1997, $5.7 million in 1998 and $9.4 million in 1999.


   In anticipation of our separation from Novo Nordisk pursuant to a planned restructuring by Novo Nordisk, the funding agreement was terminated effective January 1, 2000. Also effective January 1, 2000, Novo Nordisk contributed to us the rights inside the United States to certain intellectual property, including patents on products on which we currently generate royalty revenues. Concurrently we purchased the rights outside the United States to this intellectual property from Novo Nordisk, paying them $35.7 million in October 2000. In addition, in September 2000, we assigned to Novo Nordisk patents and other rights relating to Factor VII, including NovoSeven, and insulin analogues, including NovoRapid, for a one-time payment of $90.1 million, which was recorded as a capital contribution. As a result of this transaction, effective September 2000 we no longer receive royalties on sales of Factor VII and insulin analogues.


   In November 2000, Novo Nordisk effected the restructuring. As part of the restructuring, we became an independent company in a transaction that included a $150.0 million private placement of our Series B preferred stock and the reduction of Novo Nordisk's ownership to approximately 62% of our outstanding capital stock and less than 50% of our outstanding voting stock. At the same time, we granted Novo Nordisk an option to license certain rights to potential therapeutic proteins pursuant to an option agreement, including rights to a defined number of proteins outside of North America over a period of four years in return for option fees of $7.5 million per year. Novo Nordisk may elect to extend the option agreement for an additional two years in return for continuing option fees of $7.5 million per year. For each exercise of an option by Novo Nordisk, we would receive a license fee, the amount of which depends on the development stage of the protein licensed. We are entitled to additional amounts upon the achievement of predefined milestones. In addition, we may earn royalties on sales of resulting products. To date, Novo Nordisk has exercised options to license three proteins pursuant to this agreement.


   We incurred net losses of $30.4 million for the year ended December 31, 2000 and $25.6 million for the first nine months of 2001. As of September 30, 2001, we had an accumulated deficit of $99.9 million. The accumulated deficit resulted from net losses and certain capital transactions with Novo Nordisk. The net losses resulted from the termination of the funding agreement and are expected to increase in the future as we continue to expand our research, development and clinical trial activities and to build additional infrastructure.


   Our current revenue sources are limited, and we do not generate any direct revenues from product sales. We earn royalties on sales of products by several licensees, including Novo Nordisk. For the nine months ended September 30, 2001, revenues from royalties were $6.9 million. In the near term, we expect our revenues to consist primarily of product royalties, the option fees from Novo Nordisk and revenues generated under existing collaborative agreements. In the future, we may generate additional revenues from the establishment of new collaborative research and development arrangements and license agreements. Ultimately, we intend to derive revenues from commercial product sales. Because a substantial portion of our revenues for the foreseeable future will depend on achieving research, development and clinical milestones, our results of operations may vary substantially from year to year.


   We recognized revenues from our funding agreement with Novo Nordisk when costs were incurred on Novo Nordisk-related projects. We recognize revenues from royalties when amounts are due and considered collectible. We recognize revenues from license fees, option fees and up-front payments in connection with other rights or services that represent continuing obligations systematically over the period that the fees or payments are earned. We will recognize revenues from milestone payments representing completion of separate and substantive earnings processes when the milestone is achieved and amounts are due and payable. These amounts are dependent on the completion of research, development or clinical milestones, which may not be achieved.

   Operating expenses consist of research and development expenses, general and administrative expenses and noncash stock-based compensation expense. Research and development expenses have been our most significant expenses to date and consist primarily of salaries and benefit expenses, consumable expenses, facility costs, professional fees and external collaboration costs. General and administrative expenses consist primarily of salaries and benefit expenses, professional fees and other corporate costs. We expect our research and development and general and administrative expenses to increase in the foreseeable future as we continue to grow. We expect that a large percentage of our research and development expenses will be incurred in support of our internal product development programs for rh Factor XIII, rh Thrombin, TACI-Ig, IL-2l and Zsig37. None of these product candidates are expected to enter clinical trials before late 2002. It is not unusual for the clinical development of these types of products to take five years or more, and to cost well over $100 million. The time and cost of completing the clinical development of these product candidates will depend on a number of factors, including the disease or medical condition to be treated, clinical trial design and endpoints, availability of patients to participate in trials and the relative efficacy of the product versus treatments already approved. Due to these many uncertainties, we are unable to estimate the length of time or the costs that will be required to complete the development of these product candidates.


   Under our Amended and Restated 2000 Stock Incentive Plan, stock options granted for the year ended December 31, 2000 were granted with exercise prices equal to the estimated fair value of the common stock at the date of grant. Noncash stock-based compensation expense for the nine months ended September 30, 2001 resulted from stock options granted to employees and directors within the nine-month period at exercise prices below the estimated fair value of the common stock on the date of grant. We recorded total deferred stock-based compensation of $21.8 million as of September 30, 2001. Deferred stock-based compensation is being amortized to expense over the vesting periods of the underlying options, generally four years, using the straight-line method. For the deferred stock-based compensation recorded as of September 30, 2001, we expect to amortize noncash stock-based compensation expense of $3.4 million in 2001 ($2.0 million of which has been recognized through September 2001), $5.4 million in 2002, $5.4 million in 2003, $5.4 million in 2004 and $2.2 million in 2005. The amount of noncash stock-based compensation expense expected to be recorded in future periods may decrease if unvested options for which deferred stock-based compensation has been recorded are subsequently cancelled or may increase if future option grants are made with exercise prices below the estimated fair value of the common stock on the date of the grant.


   Other income (expense) consists primarily of interest income and interest expense. Interest income is generated primarily from investment of our cash reserves. In addition, we earned $2.3 million in interest from Novo Nordisk on a royalty payment received in March 2000. Interest expense relates generally to periodic short-term borrowings from Novo Nordisk, all of which occurred and were repaid in full prior to our separation from Novo Nordisk in November 2000.

   Benefit (provision) for income taxes consists of income taxes computed at federal statutory rates less applicable credits. Subsequent to November 10, 2000, full valuation allowances were provided for net deferred tax assets. As of December 31, 2000, we had net operating loss carryforwards of $5.9 million, research and development tax credit carryforwards of $10.7 million, a rehabilitation tax credit carryforward of $1.5 million, and alternative minimum tax credit carryforwards of $1.2 million. These credits will expire during the period from 2008 through 2020. Due to the uncertainty regarding the ultimate utilization of these tax benefits, a valuation allowance has been recorded for the entire amount of the related net deferred tax assets. On October 20, 2000, we entered into a tax sharing agreement related to our separation from Novo Nordisk. This agreement requires that all research and development credit carryforwards generated prior to November 10, 2000 that we use to generate a tax benefit in future periods be reimbursed to Novo Nordisk, provided that the total reimbursement will not exceed $12.0 million.

   Due to the evolving nature of our business, and as a result of our separation from Novo Nordisk in November 2000, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied on as an indication of future performance.

Results of Operations

Nine Months Ended September 30, 2000 and 2001


   Revenues

   Revenues decreased by $8.1 million, from $21.0 million in the first nine months of 2000 to $12.9 million in the first nine months of 2001. This difference was due primarily to a one-time royalty payment of $15.2 million from Novo Nordisk received in March 2000. These royalties were recorded as revenue in the first quarter of 2000 when amounts were determined and collectibility was probable. The difference was partially offset by recognition in 2001 of a portion of the option fee received from Novo Nordisk.


   Research and development expenses

   Research and development expenses, exclusive of noncash stock-based compensation expense of $1.1 million for the first nine months of 2001, decreased by $1.5 million, from $36.5 million in the first nine months of 2000 to $35.0 million in the first nine months of 2001. This decrease was due primarily to reduced expenses related to discovery research collaborations and database subscriptions. We also introduced cost awareness programs related to consumables, resulting in decreases in spending. The decrease was partially offset by an increase in costs associated with the addition of employees in research and development.


   General and administrative expenses

   General and administrative expenses, exclusive of noncash stock-based compensation expense of $0.9 million for the first nine months of 2001, decreased by $1.2 million from $8.5 million in the first nine months of 2000 to $7.3 million in the first nine months of 2001. This decrease was due primarily to changes in the value of outstanding Novo Nordisk stock appreciation rights previously granted to administrative personnel, which resulted in a decrease in compensation expense of $1.1 million. As of December 31, 2000, all of these rights had been exercised and none remained outstanding. The decrease was also due to the termination of fees associated with administrative services provided by Novo Nordisk. We anticipate that general and administrative expenses will increase in the foreseeable future as we incur additional costs relating to our operation as a public company.


   Noncash stock-based compensation expense

   Noncash stock-based compensation expense increased by $2.0 million from $0 in the first nine months of 2000 to $2.0 million in the first nine months of 2001. This increase was due to the granting of stock options in the first nine months of 2001 with estimated fair values exceeding the exercise prices of the options.

   Other income (expense)

   Other income increased by $3.3 million from $2.5 million in the first nine months of 2000 to $5.8 million in the first nine months of 2001. This increase was due primarily to an increase in interest income from $3.3 million in the first nine months of 2000 to $5.7 million in the first nine months of 2001. The increase in interest income was due to higher average balances of cash and cash equivalents and short-term investments in the first nine months of 2001, resulting primarily from the net proceeds of $142.5 million from the private equity financing completed in November 2000.


   Benefit (provision) for income taxes

   The income tax benefit in the first nine months of 2000 was $9.3 million, due to the tax sharing agreement with Novo Nordisk. We had no income tax benefit in the first nine months of 2001 because the benefit of our net operating losses was uncertain.


Years Ended December 31, 1999 and 2000

   Revenues

   Revenues decreased by $37.2 million from $69.7 million in 1999 to $32.5 million in 2000. Revenues in 1999 consisted primarily of research and development funding of $63.7 million from Novo Nordisk pursuant to our funding agreement with Novo Nordisk. This agreement terminated effective January 1, 2000. Revenues in 2000 consisted of a one-time royalty payment of $15.2 million from Novo Nordisk in March 2000, royalties of $5.0 million earned through September 2000 from sales of NovoSeven, royalties of $11.3 million from sales of other products and recognition of $1.0 million of the option fee received from Novo Nordisk. Effective September 2000, we no longer receive royalties on sales of NovoSeven.

   Research and development expenses

   Research and development expenses increased by $0.9 million from $48.4 million in 1999 to $49.3 million in 2000. This increase was due primarily to increases in salary and benefit costs as a result of an increase in research and development personnel in 2000. The increase was also due to increased spending for patent filings in 2000. The increase was partially offset by decreases in our external research collaboration costs and decreases in spending for consumables.

   General and administrative expenses

   General and administrative expenses increased by $2.5 million from $9.6 million in 1999 to $12.1 million in 2000. This increase was primarily due to changes in the value of outstanding Novo Nordisk stock appreciation rights previously granted to administrative personnel, which resulted in an increase in compensation expense of $1.3 million. As of December 31, 2000, all of these rights had been exercised and none remained outstanding. The increase was also due to a $0.9 million increase in state and local business and occupation taxes. For the year ended December 31, 1999, we were entitled to certain state business and occupation tax benefits as a result of our funding agreement with Novo Nordisk. The termination of the funding agreement effective January 2000 resulted in diminished tax benefits available to us for the year ended December 31, 2000. In addition, we incurred real estate transfer tax expense of $0.6 million in 2000 related to our separation from Novo Nordisk.

   Other income (expense)

   Other income increased by $4.3 million from $0.2 million in 1999 to $4.5 million in 2000. This increase was due primarily to an increase in interest income from $0.3 million in 1999 to $5.4 million in 2000. The increase in interest income was due to higher average balances of cash, cash equivalents and short-term investments in 2000, due primarily to the net proceeds from the private equity financing completed in November 2000, and to the receipt of $2.3 million in interest from Novo Nordisk on a one-time royalty payment of $15.2 million from Novo Nordisk in March 2000. Interest expense increased from $0.1 million in 1999 to $0.8 million in 2000. This increase was due to loans from Novo Nordisk, which were fully repaid in 2000.

   Benefit (provision) for income taxes

   The income tax provision in 1999 was $2.5 million or an effective rate of 21%. The low effective rate resulted from the utilization of research and development tax credits. The income tax provision in 2000 was $5.9 million. The provision reflects a valuation allowance for our cumulative net deferred tax assets partially offset by the benefit from our net operating loss for the period from January 1, 2000 through November 9, 2000.

Years Ended December 31, 1998 and 1999

   Revenues

   Revenues increased by $3.0 million from $66.7 million in 1998 to $69.7 million in 1999. Revenues in 1998 and 1999 consisted primarily of research and development funding from Novo Nordisk pursuant to our funding agreement. The increase in revenue was due primarily to higher royalties earned on sales of NovoSeven by Novo Nordisk. These royalties totaled $2.4 million in 1998 and $5.2 million in 1999.

   Research and development expenses

   Research and development expenses decreased by $1.5 million from $49.9 million in 1998 to $48.4 million in 1999. This decrease was due primarily to a reduction in external research collaboration costs and, to a lesser extent, a decrease in patent-related amortization expense. All patents held by us at the time of our August 1988 acquisition by Novo Nordisk were capitalized and amortized over a ten-year period ended August 1998. The decrease was partially offset by increased salary expenses, including expenses recognized in accordance with our incentive compensation plan, and increased spending for patent filings.

   General and administrative expenses

   General and administrative expenses increased by $0.3 million from $9.3 million in 1998 to $9.6 million in 1999. This increase was due primarily to changes in our incentive compensation plan, offset in part by a reduction in professional fees.

   Other income (expense)

   Other income (expense) changed from other expense of $0.5 million in 1998 to other income of $0.2 million in 1999. Interest income increased by $0.2 million to $0.3 million in 1999. This increase was due primarily to higher average balances of cash, cash equivalents and short-term investments in 1999. Interest expense decreased from $0.5 million in 1998 to $0.1 million in 1999. This decrease was due primarily to the discontinuation in 1999 of borrowings at market rates of interest from Novo Nordisk pursuant to a cash pooling agreement.

   Benefit (provision) for income taxes

   The income tax provision in 1998 was $1.3 million or an effective rate of 18%. The low effective rate resulted from the utilization of research and development tax credits, offset by non-deductible patent-related amortization expense. The income tax provision in 1999 was $2.5 million or an effective rate of 21%. The low effective rate resulted from the utilization of research and development tax credits.

Liquidity and Capital Resources

   From August 1988, when we were acquired by Novo Nordisk, through December 31, 1999, our operations were funded primarily by research and development revenues earned under our funding agreement with Novo Nordisk. The total amount of research and development revenue from Novo Nordisk during this period was $425.0 million. The funding agreement was terminated effective January 1, 2000. From January 1, 2000 through September 30, 2001, our operations were funded by proceeds of $90.1 million from the assignment to Novo Nordisk of patents and other rights relating to NovoSeven and NovoRapid, net proceeds of $142.5 million from our November 2000 private equity financing, the option fee received from Novo Nordisk, revenues under other royalty-bearing agreements and investment income. As of December 31, 2000, we had cash, cash equivalents and short-term investments of $173.0 million, which decreased to $153.4 million as of September 30, 2001. Our cash reserves are held in a variety of investment-grade, fixed-income securities, including corporate bonds, commercial paper and money market instruments.


   Net cash used in operating activities was $16.3 million in the first nine months of 2000 and $16.6 million in the first nine months of 2001. Our net loss was $25.6 million in the first nine months of 2001. Noncash items totaling $6.5 million, consisting primarily of depreciation and amortization expense and amortization of deferred stock-based compensation, were generally offset by the change in our operating assets and liabilities. Net cash used in operating activities in 2000 was $38.0 million, compared to a net loss of $30.4 million. Net cash used in operating activities was higher than our net loss due to an income tax payment of $31.5 million to Novo Nordisk partially offset by noncash reconciling items related to a deferred tax valuation allowance, depreciation and amortization expense, and changes in operating assets and liabilities. We expect to continue to use cash to fund our operating activities in the future. This use of cash is expected to increase over time as we expand our research and development activities and move product candidates into clinical trials.


   Net cash used in investing activities was $3.2 million in the first nine months of 2000 and $113.5 million in the first nine months of 2001. Net cash used in investing activities in the first nine months of 2000 consisted primarily of capital expenditures. Net cash used in investing activities in the first nine months of 2001 included $108.9 million for purchases of short-term investments, net of proceeds from sales and maturities, and $4.6 million for capital expenditures. We anticipate that our capital expenditures will increase in the future if we expand our current facilities and construct our planned pilot manufacturing plant.


   Cash provided by financing activities was $0 in the first nine months of 2000 and $15,000 in the first nine months of 2001. Net cash provided by financing activities in 2000 was $196.9 million. Financing activities in 2000 included the receipt of net proceeds of $142.5 million from the private equity financing completed in November 2000 and the receipt of $90.1 million for the assignment to Novo Nordisk of patents and other rights relating to NovoSeven and NovoRapid, offset by a payment of $35.7 million to Novo Nordisk to purchase rights to certain intellectual property.


   We expect to incur substantial costs as we continue to expand our research and development activities, particularly as we move product candidates into clinical trials, and expect that these expenditures will increase significantly over the next several years. Our plans include the internal development of selected product candidates and the co-development of product candidates with collaborators where we would assume a percentage of the overall product development costs. We believe that the net proceeds of this offering, together with our existing cash resources, will provide sufficient funding for these development programs for at least the next three years. If, at any time, our prospects for internally financing these programs decline, we may decide to reduce our ongoing investment in our development programs. We could reduce our investment by discontinuing our funding under existing co-development arrangements, establishing new co-development arrangements for other product candidates to provide additional funding sources or out-licensing product candidates that we might otherwise develop internally. Additionally, we could consider delaying or discontinuing development of product candidates to reduce the level of our related expenditures.

   We may need to expand our current facilities to meet the demands for our anticipated growth. If pursued, we expect the expansion project to be completed by the end of 2004 and cost approximately $20.0 million. We are also in the process of developing a conceptual design for a pilot manufacturing plant to be completed by the end of 2004. The cost of the pilot manufacturing plant is currently expected to be approximately $50.0 million. To date, we have made no material financial commitments related to the facility expansion or the pilot manufacturing plant construction. We intend to explore alternatives for financing these projects, including the mortgage or leasing of new or existing properties. To the extent we are unable to obtain such financing, we intend to use our working capital, including the net proceeds of this offering, to pay for the projects.

   Our long-term capital requirements and the adequacy of our available funds will depend on several factors, many of which may not be in our control, including:

  . the costs involved in filing, prosecuting, enforcing and defending patent claims;

  .  the continuation of research and development programs;

  . cash flows under existing and potential future arrangements with licensees, collaborators and other parties; and

  .  the costs associated with the expansion of our facilities.

   Our business does not generate the cash needed to finance our current and anticipated operations. We expect that the net proceeds from this offering, along with revenues from our existing and anticipated royalty, milestone, license and collaborative agreements, together with our existing cash and investment securities, will be sufficient to fund our operations for at least the next three years. However, over time we will need to seek additional funding through public or private financings, including equity financings, and through other arrangements, including collaborative arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. However, financing may be unavailable when we need it or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and these securities may have rights superior to those of our common stock. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for some of our development programs or expansion plans, or grant rights to third parties to develop and market product candidates that we would prefer to develop and market internally, with license terms that are not favorable to us.

Disclosure About Market Risk

   Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term debt securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To minimize risk, we maintain our portfolio of cash, cash equivalents and short-term and restricted investments in a variety of interest-bearing instruments, including United States government and agency securities, high-grade United States corporate bonds, asset-backed securities, commercial paper and money market funds. Due to the nature of our short-term and restricted investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Financial Instruments and for Hedging Activities (SFAS 133), which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 2000 and did not have an impact on our results of operations or financial condition when adopted as we hold no derivative financial instruments and do not currently engage in hedging activities.

   In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), which provides a comprehensive standard of accounting for business combinations. SFAS 141 is effective for all business combinations after June 30, 2001.

   In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires a change in accounting for goodwill and certain other intangible assets. SFAS 142 is effective for fiscal years beginning after December 15, 2001 and is not anticipated to have an impact on our results of operations or financial condition when adopted, as we have no goodwill or other intangible assets.

   In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS
144). SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for ZymoGenetics for the year ending December 31, 2002.

                                    BUSINESS

   We are a biopharmaceutical company focused on the discovery, development and commercialization of therapeutic protein-based products for the treatment of human disease. Using an integrated approach that combines biology and bioinformatics, we have discovered a large number of genes and related proteins that we believe have significant commercial potential. We have a deep pipeline of product candidates in research and development and expect to file investigational new drug applications for our two most advanced internal product candidates, rh Factor XIII and rh Thrombin, in late 2002 and early 2003, respectively.


   We have been actively involved in the discovery and development of therapeutic protein-based products for over 20 years, including 12 years as a wholly owned subsidiary of Novo Nordisk, one of the world's largest producers of therapeutic proteins. During this 12-year period, Novo Nordisk provided approximately $450 million in funding to us. Early in our history, we built a core focus in protein chemistry and molecular and cellular biology to discover therapeutic proteins. More recently, we have developed an advanced bioinformatics program that now represents the foundation of our therapeutic protein discovery efforts. In November 2000, we became an independent company as part of a restructuring of Novo Nordisk.


Company Highlights

  . Focused on therapeutic protein-based products. We focus on discovering and developing therapeutic protein-based products. We believe that naturally occurring therapeutic proteins have several commercial advantages over small molecule drugs. These advantages include longer periods of market exclusivity as a result of the lack of competition from generic versions of therapeutic proteins and the inherent difficulty in developing substantially equivalent versions of naturally occurring therapeutic proteins protected by patents.


  . Focused on promising protein categories. We concentrate on key protein categories that contain most of the therapeutic proteins currently on the market or known to be in late-stage clinical development. By focusing our discovery efforts on these categories, we are able to more efficiently direct financial and scientific resources to those projects that we believe have the greatest chance of commercial success.

  . Strong foundation in exploratory biology coupled with expertise in bioinformatics. Since inception we have developed expertise in protein chemistry and molecular and cellular biology to discover therapeutic proteins. We believe that these capabilities allow us to effectively determine the biological function and potential therapeutic utility of the proteins we discover through our bioinformatics efforts. In contrast, many of our competitors in protein discovery were founded as genomics companies and added biology capabilities more recently.

  . A biotechnology veteran with a track record of success. We have been actively involved in the discovery and development of therapeutic protein-based products for over 20 years. During that time, we contributed to the discovery or development of five recombinant protein products currently marketed by other companies. These products had aggregate sales in 2000 in excess of $2 billion.


  . Leading intellectual property position in potential therapeutic proteins. Our early focus on therapeutic proteins has enabled us to build an extensive patent portfolio, with more than 200 issued or allowed United States patents and over 350 pending United States patent applications. Our focused bioinformatics and biology capabilities yield substantial information about genes and their corresponding proteins early in the discovery process, enabling us to be an early mover in filing patent applications in the key categories we target. We file detailed patent applications with biological content that encompass both composition of matter and method of use claims.


  . Promising pipeline with balanced risk profile. We have a growing pipeline of potential products that we expect to develop on our own or in collaboration with partners. For the near term, we have balanced the risks inherent in drug development by focusing on two recombinant human protein product candidates that are intended to replace currently marketed plasma-derived protein products with demonstrated efficacy. In addition, our pipeline includes product candidates in research and development derived from our bioinformatics efforts that are potential treatments for a variety of serious diseases and conditions.

Industry Background

Primer on the Human Genome and the Science of Bioinformatics

   Deoxyribonucleic acid, or DNA, is present in the nucleus of cells and governs their biological processes. DNA consists of long chains of building blocks that each have one of four different chemical bases attached. These bases are strung together in specific sequences. The sequence of every organism's DNA is unique. In humans, approximately 25-30% of DNA consists of segments called genes. Genes contain the sequences necessary to produce, or express, proteins. Although the DNA of all humans is 99.9% identical, people are different because they have slightly different DNA sequences.

   With the advent of rapid DNA sequencing in the early 1990s, researchers accelerated the discovery of novel genes and the proteins they express. Companies in the private sector set out to create databases of DNA sequence information that could be used to search for important new proteins or drug targets. Early commercial efforts focused on identification of expressed sequence tags, or ESTs, which are short sequences that represent a portion of an expressed gene. At the same time, the government-funded Human Genome Project, in competition with privately funded efforts, set about sequencing the entire human genome. Collectively, these efforts have generated an enormous amount of DNA sequence data.

   The science of bioinformatics has arisen out of the need to analyze and derive value from this vast quantity of DNA sequence data. Bioinformatics involves the use of high-powered computers, software and analytical tools to interpret DNA sequence data and to assist in identifying those genes and proteins that are likely to play a meaningful role in human health. In addition to using bioinformatics to screen DNA sequence databases for medically relevant genes, researchers can use bioinformatics to infer important information about a newly discovered gene from its DNA sequence. Drawing on information about previously known genes, researchers can look for similarities with newly discovered genes to obtain insight into their potential functions. Although bioinformatics represents a fundamental advance in the analysis of DNA sequence data, significant challenges remain in discovering how genes and proteins affect human biology and disease.

Therapeutic Proteins and Protein-based Drugs

   Therapeutic proteins and other protein-based drugs represent a promising class of drugs in the pharmaceutical industry, with sales in 2000 of approximately $23 billion. Therapeutic proteins are naturally occurring proteins that are administered to patients as drugs. Some naturally occurring therapeutic proteins replace or supplement a protein that is deficient in the body or defective. Others signal the body to initiate or cease a biological function. Examples of therapeutic proteins include enzymes such as tissue plasminogen activator, which triggers a series of events that break down blood clots, and ligands such as insulin, which regulates glucose metabolism for the treatment of diabetes. A ligand is a protein that typically is made by and secreted from a cell, and that binds to a second protein, such as a receptor found on the surface of a cell. Other therapeutic protein-based drugs, although not naturally occurring, have been engineered to provide medical benefit. Examples include monoclonal antibodies such as Herceptin, which targets and destroys breast cancer cells, and soluble receptors such as Enbrel, which binds to and thereby blocks the effect of a ligand implicated in rheumatoid arthritis. A monoclonal antibody is a biologic agent that has been developed to bind to a specific molecule of interest, such as a receptor present on the surface of cells or a growth factor circulating in the blood. By binding to the targeted molecule, the monoclonal antibody can inhibit or modify the activity of the molecule or the cells on which the molecule is present. A soluble receptor is a protein molecule that is composed of the portion of a cellular receptor that is located on the outside of a cell. This portion of the receptor is typically responsible for binding to ligands, such as growth factors. A soluble receptor can be used to bind up excess circulating ligands in the bloodstream, thereby preventing the interaction of these ligands with receptors present on the surface of cells. As a result, soluble receptors can be developed as specific agents to block the effect of ligands on cells and produce a desirable therapeutic effect.

   The use of recombinant DNA technology to manufacture therapeutic proteins has been a major breakthrough for the pharmaceutical industry. Recombinant DNA is DNA that has been physically manipulated outside of a cell, such as the isolation of DNA from cells or tissues, splitting or cleaving the isolated DNA to obtain specific DNA fragments, joining these fragments with other pieces of DNA, and inserting them into cells to allow for the replication of the DNA and the expression of proteins coded for by it. These cells, which are grown in culture, are engineered to produce, in large quantities, the desired protein expressed by the inserted gene. The protein is then isolated from the culture and purified. Recombinant proteins have several advantages over proteins derived from natural sources, such as human or animal pooled blood. First, recombinant DNA technology enables the large-scale production of certain therapeutic proteins that are too difficult to derive from human or animal sources in therapeutically useful quantities. Second, recombinant DNA technology significantly reduces the contamination risks from blood-borne pathogens that cause diseases such as AIDS, hepatitis and the human form of "mad cow" disease. Finally, recombinant DNA technology allows the production of therapeutic proteins using reproducible methodologies. This reproducibility in manufacturing provides for consistency between batches of the final protein product, a necessity for creating a safe drug capable of receiving regulatory approval.


Advantages of Therapeutic Proteins as Drugs

   Many proteins provide therapeutic benefit by stimulating necessary or desirable biological activities. In contrast, small molecule drugs, which are typically chemical entities that are not native to the body and which are developed primarily through traditional medicinal chemistry, typically act by inhibiting undesirable biological activities. We believe that the development of therapeutic proteins offers distinct advantages over the development of small molecule drugs.

   First, we believe that naturally occurring therapeutic proteins typically enjoy a greater degree of market exclusivity due to more effective composition of matter patent protection when compared to composition of matter patent protection available to small molecule drugs. Because the biological functions of naturally occurring proteins are generally less tolerant of structural variations in the proteins, such variations may reduce the safety and efficacy of these proteins as therapeutic products. Consequently, developing a substantially equivalent version of a patented naturally occurring therapeutic protein is generally more difficult than developing a substantially equivalent version of a patented small molecule drug. For example, there is only one version of the therapeutic protein Neupogen, a white blood cell stimulant used to reconstitute the immunity of cancer patients undergoing chemotherapy. In contrast, there are at least 10 different non-generic small molecule versions of angiotensin-converting enzyme inhibitors, or ACE inhibitors, drugs commonly used to treat high blood pressure.


   Second, federal laws governing the regulatory approval of generic drugs do not apply to therapeutic protein-based products. When a small molecule drug patent expires, competitors can introduce generic forms of the drug. As a condition to regulatory approval of generic versions of small molecule drugs, the FDA requires that the applicant demonstrate that the generic version is "biologically equivalent" to the previously approved product. If the applicant can demonstrate such biological equivalency, the FDA typically does not require clinical trials of the generic product. As a result of competition from generics, small molecule drugs typically lose an estimated 80% of their sales within two years after patent expiration. In contrast, therapeutic proteins made by different manufacturing processes can have substantially different safety and efficacy profiles. Consequently, any new versions of the product are presumed to be new biological entities and must undergo clinical trials prior to FDA approval and subsequent marketing. The costs of these clinical trials make it difficult for competitors to introduce similar therapeutic protein-based products at a price significantly below that of the first approved product.

   Finally, therapeutic proteins are typically naturally occurring in the body. Small molecule drugs, on the other hand, are chemicals generally created through synthetic processes. As a result, therapeutic proteins often have fewer side effects or toxicities than small molecule drugs and are generally less likely to trigger adverse immune responses.

   Although therapeutic proteins have many advantages as drugs, there are development risks related to the characteristics of the proteins themselves, the regulatory approval process and product commercialization. For instance, therapeutic proteins may not demonstrate sufficient benefit in human clinical trials or may trigger unacceptable side effects. Some therapeutic proteins have been shown to induce an adverse antibody response to the protein. Also, therapeutic proteins may be difficult to manufacture consistently and at a reasonable cost. In addition, therapeutic proteins generally must be administered by injection, and therefore may face competition from products that can be administered more conveniently, such as through oral administration.


Discovery of Therapeutic Proteins in the Genomics Era

   Until the 1990s, the discovery of therapeutic proteins typically involved an intense focus on biological processes of the human body or the pathology of disease. Researchers would study a particular biological process or disease and try to understand the underlying molecular mechanisms that could lead to the identification of potential therapeutic products. This time- and labor-intensive process yielded relatively few newly identified therapeutic protein product candidates. The introduction of methods for rapid DNA sequencing and bioinformatics in the early 1990s enabled an alternative approach to therapeutic protein discovery. Rather than study the biology of an organism or disease to discover a therapeutic protein, a number of companies directed their efforts to discovering proteins through bioinformatics and then studying the biology of these newly discovered proteins to determine whether they have therapeutic applications. We believe that this approach has the potential to yield clinical trial candidates, and ultimately approved products, faster and at lower cost than the traditional biology-driven approach.

Patent Protection for Therapeutic Protein-based Products

   Patent protection for therapeutic protein-based products can include coverage of the composition of matter of a gene and the protein it expresses, methods to generate or manufacture the products and methods of using the products. Prior to the genomics era, there were few patents filed each year that contained DNA sequence information. The development of methods for rapid DNA sequencing and bioinformatics techniques has driven significant growth in the number of patent applications filed on genes and their corresponding proteins. Industry sources indicate that patent filings on DNA sequences grew from less than 20 in 1980 to over 6,000 in 1990. In 2000 alone, patent applications were filed on over 350,000 DNA sequences.

   In part, the filing of so many patents on DNA sequences reflects the importance of patent protection for therapeutic protein-based products. The costs of developing these products can run into the hundreds of millions of dollars and can take up to 10 to 12 years from experimental stage to market. Without patent protection, companies often have little incentive to invest in this important endeavor. Protection through patent exclusivity provides the opportunity for a company to recoup its research and development costs, make a profit on the therapeutic protein-based product, and invest in research and development of additional therapeutic protein-based products.

   The growth in the number of patents filed on DNA sequences has spurred continuing reassessment of the related patenting process. Beginning in the early 1990s, many companies filed patent applications primarily covering ESTs or other partial gene sequences, believing that resulting patents would cover the related full-length gene sequences. In the mid-1990s, it became increasingly evident that applications filed with the United States Patent and Trademark Office would need to cover full-length gene sequences to result in broad patent protection. More recently, the Patent and Trademark Office has published guidelines regarding utility of patented gene sequences. These guidelines suggest that many existing patent applications with inadequate utility disclosure may not result in issued patents, even if the applications cover full-length gene sequences. Patents on methods of use for proteins may become more important as more information becomes available about the therapeutic significance of discovered genes and proteins.

Business Strategy

   Our principal objective is to become a fully integrated biopharmaceutical company that commercializes novel therapeutic proteins and other protein-based products derived from our proprietary portfolio of protein candidates. To achieve this objective, we plan to pursue the following key strategies:

  . Continue our focused approach to the discovery of therapeutic proteins. We pursue a focused bioinformatics strategy to identify the relatively small subset of genes that we believe have the highest probability of coding for proteins with therapeutic potential. Specifically, we focus on key protein categories that have members with demonstrated therapeutic potential or medically relevant biological activity. Once we have identified a protein candidate with relevant biological activity, we seek to develop a therapeutic protein directly, or, where appropriate, develop a monoclonal antibody or soluble receptor that targets the protein.

  . Pursue comprehensive intellectual property protection. We seek to establish patent priority for our gene and protein discoveries at the earliest possible time. We use data generated from bioinformatics and exploratory biology to enhance our patent applications. Our research teams work closely with our intellectual property department to prepare detailed patent applications on full-length genes and their corresponding proteins at an early stage in the discovery process. We augment initial filings with supporting data as it becomes available.

  . Leverage biology expertise. We utilize a large number of biological assays and experimental systems to identify the biological functions of the genes and proteins we discover. Our comprehensive approach allows us to determine the medical relevance of proteins in a wider range of therapeutic areas. We believe companies that use a less thorough approach greatly limit their chances of discovering medically relevant biological activities associated with the genes and proteins they research.

  . Focus initially on lower-risk product candidates. We intend to mitigate the risk of drug development by concentrating our initial product development efforts on product candidates that have a higher likelihood of commercial success. Our two most advanced internal product development candidates are rh Factor XIII and rh Thrombin, recombinant versions of proteins intended to replace currently marketed plasma-derived proteins.

  . Pursue a diversified commercialization strategy. Because we expect to generate more product candidates than we have the capacity to develop on our own in the near term, we are pursuing a three-pronged commercialization strategy. We intend to internally develop and commercialize some product candidates where we believe the clinical trials and sales force requirements are manageable. We intend to partner with other companies to co-develop and co-promote product candidates in cases where we do not have access to the infrastructure required for development and commercialization. Finally, we intend to out-license other product candidates and intellectual property that do not fit within our future commercial focus.

  . Establish manufacturing capabilities. We intend to develop our own manufacturing capabilities and to use third-party manufacturers when appropriate. We have initiated the design phase for a pilot manufacturing plant, which we intend to use as a source of clinical product supply. We plan to subsequently develop larger-scale commercial manufacturing facilities as our product candidates progress through clinical development.

Discovery and Development Process

   We have developed a fully integrated therapeutic protein discovery and development program that draws upon a broad range of skills and technologies, including high-throughput DNA sequencing, bioinformatics, molecular and cellular biology, animal biology, protein chemistry, intellectual property protection, pharmacology, medical and regulatory affairs, drug formulation, manufacturing and strategic market research. We believe that this comprehensive program gives us a competitive advantage over many other genomics and early-stage biotechnology companies. While many of these companies were founded on the use of high-throughput DNA sequencing and bioinformatics to identify gene sequences of interest, we built our bioinformatics capabilities on top of our pre-existing strengths in molecular biology, protein chemistry and animal biology. As a result, we have been successful in characterizing important biological properties of our lead product candidates.

Therapeutic Protein Discovery

   We have focused our discovery efforts on identifying the relatively small subset of genes that we believe have the highest probability of coding for proteins with therapeutic potential. We have defined what we consider to be the key protein categories according to structural similarity, sequence similarity and functional activity. These categories have known members with demonstrated therapeutic potential or potent biological activity, and most recombinant human proteins currently marketed as drugs are members of these categories. We believe that newly discovered proteins within these categories are likely to have important novel biological activity, and therefore may have potential as therapeutic products. The following table lists the key protein categories that we have designated, together with the number of our protein candidates in these categories that we are currently investigating, and recombinant human products from each category that are approved for marketing. We may not be successful in obtaining patents on or demonstrating the biological functions or medical uses of our protein candidates listed in this table.


 Protein                                ZymoGenetics
 Category   Technical Description    Protein Candidates        Known Members Currently Marketed
 -------- ------------------------   ------------------ -----------------------------------------------
   Z-1    Predicted four helix
          bundle cytokine-like....           13         Erythropoietin
                                                        Growth hormone
                                                        Granulocyte-colony stimulating factor
                                                        Granulocyte-macrophage colony simulating factor
                                                        Interferon-alpha-2A
                                                        Interferon-alpha-2B
                                                        Interferon-beta-1A
                                                        Interferon-beta-1B
                                                        Interferon-gamma-1B
                                                        Interleukin-2
                                                        Interleukin-11
                                                        Stem cell factor
   Z-2    Adipocyte complement-
          related protein
          homologues..............           7          *
   Z-3    Class I and Class II
          cytokine receptor
          homologues..............           6          *
   Z-4    Protease inhibitor-like
          (Serpin, Kunitz,
          Chelonian)..............           6          *
   Z-5    Peptide hormone-like ...           4          Atrial natriuretic peptide
                                                        Thymosin-alpha
   Z-6    Subset of predicted
          cystine knot proteins
          including homologues of
          transforming growth
          factor-beta, bone
          morphogenetic protein,
          interleukin-17 and
          glycoprotein hormones...           4          Chorionic gonadotropin
                                                        Follicle stimulating hormone
                                                        Luteinizing hormone
                                                        Osteogenic protein-1
                                                        Thyroid stimulating hormone
   Z-7    Fibroblast growth factor
          homologues..............           3          *
   Z-8    Tumor necrosis factor
          receptor homologues.....           3          Tumor necrosis factor-alpha receptor
   Z-9    Beta defensin
          homologues..............           3          *
   Z-10   Blood coagulation factor
          homologues..............           3          Factor VIIa
                                                        Factor VIII
                                                        Factor IX
                                                        Tissue plasminogen activator
   Z-11   Chemokine-like..........           3          *
   Z-12   Insulin homologues......           3          Insulin
                                                        Insulin-like growth factor I
   Z-13   Interleukin-1 and
          Interleukin-1 receptor
          antagonist-like.........           3          *
   Z-14   Platelet-derived growth
          factor and VEGF
          homologues..............           3          Platelet-derived growth factor BB
   Z-15   Follistatin homologues..           2          *
   Z-16   Interleukin-17 receptor
          homologues..............           2          *
   Z-17   Neurophysin homologues..           2          *
   Z-18   Tumor necrosis factor
          homologues..............           2          Tumor necrosis factor-alpha
   Z-19   Connective tissue growth
          factor homologues.......           1          *
   Z-20   Cystatin homologues.....           1          *
   Z-21   Protein 2-19-like.......           1          *
   Z-22   Stanniocalcin
          homologues..............           1          *
   Z-23   Angiopoietin
          homologues..............           --         *
   Z-24   EGF/TGF alpha subset
          homologues..............           --         Epidermal growth factor
   Z-25   Glucagon homologues.....           --         Glucagon
   Z-26   Insulin-like growth
          factor binding protein
          homologues..............           --         *
   Z-27   Prostatic secretory
          glycoproteins and
          spermine-binding
          glycoprotein
          homologues..............           --         *
   Z-28   Secreted serine protease
          subset homologues.......           --         *
   Z-29   T-lymphocyte Ig-like
          domain homologues.......           --         *
   Z-30   Transforming growth
          factor-beta binding
          protein homologues......           --         *

-------
*  None known to be marketed.

Competitive Assessment

   We believe that our ability to discover novel genes and the proteins they encode is a critical aspect of our business. We further believe that it is, in part, this ability that distinguishes ZymoGenetics from many of our competitors. Identifying potentially important novel genes within the tremendous amount of EST and genomic data available to us and others is a critical first step in the discovery and development of therapeutic proteins. To assess our competitiveness in this arena, we have developed an approach to measuring the output of our bioinformatics efforts versus the efforts of our competitors based on European patents and patent applications filed on full-length proteins within our designated key protein categories.


   Patent protection is a critical aspect of building a successful biotechnology company. Without patents, a company could not justify the major investment typically required to take a discovery from the laboratory to an approved product. Patents provide the opportunity for a company to gain freedom to operate or, potentially, exclusivity in marketing a successfully developed product and to have the ability to earn a reasonable return on its investment. Due to the importance of obtaining patent protection, it is typical for biotechnology companies to file patent applications on their discoveries as early as possible.


   At the time a patent application is filed, it is not possible to tell if it is the first filing on the discovery described in the application. Patent applications filed in the United States have historically been kept confidential by the Patent and Trademark Office until the patent issues, which could be several years from the date that the patent application was filed. When a patent application is filed in Europe, however, it is published 18 months after the earliest priority date that is claimed in the patent application. This practice makes it possible to review European patent applications generally within 6 to 18 months after they are filed. Reviewing this information enables us to evaluate discoveries claimed by others, including the identification of novel gene sequences and their corresponding proteins.


   A database of gene sequences and their corresponding proteins contained in published patents and European patent applications is available through Derwent, a patent and scientific information provider. We have analyzed this database to identify patent applications filed, both by us and by our competitors, on full-length proteins within our designated key protein categories. In addition, we have determined which party first filed a patent application on these proteins. From this information, we have determined how often we have been the first to file patent applications on novel full-length proteins within the key categories. While being first to file a patent application on a protein or gene sequence does not guarantee that a patent will be issued to the party that filed the application, it does provide a basis for evaluating competitiveness in identifying novel proteins using bioinformatics.


   The following table presents the results of our analysis on a yearly basis starting in December 1993. The table shows the number of patent applications covering distinct full-length proteins included in the Derwent database that are members of our designated key protein categories. Full credit for each protein was given to the party that was first to file a patent application on the protein.



                                                           ZymoGenetics
       Year of         Total           ZymoGenetics        Percentage of
        Filing  Patent Applications Patent Applications Patent Applications
       -------  ------------------- ------------------- -------------------
        1993              5                  0                   0%
        1994             26                  2                   8
        1995             27                  0                   0
        1996             34                  2                   6
        1997             18                  3                  17
        1998             33                 14                  42
        1999             32                  3                   9
        2000             30                  9                  30
        2001              5                  2                  40
                ------------------- ------------------- -------------------
        TOTAL           210                 35                  17%

   We have used this data to assess our performance over two different time periods. The first assessment included patent applications filed and published during the period from December 1993 to November 2001. In December 1993, the first patent applications were filed by a commercial enterprise on full-length proteins discovered using EST database mining. Accordingly, we believe that this assessment reflects our competitiveness since the beginning of the period of bioinformatics-derived gene and protein discoveries. During this period of time, patent applications were filed on 210 distinct full-length proteins within the key protein categories. Our analysis indicated that we were the first party to file patent applications on 35 of these proteins, or approximately 17%, and that only one other company was first to file patent applications on more proteins within our key protein categories during this period.


   The second assessment included patent applications filed and published during the period from May 1996 to November 2001. In May 1996, we filed our first patent applications based on our internal bioinformatics-based discoveries. Accordingly, we believe this assessment reflects our competitiveness during the period that we have been actively pursuing the discovery of genes and proteins using bioinformatics. During this period of time, patent applications were filed on 141 distinct full-length proteins within the key protein categories. Our analysis indicated that we were the first party to file patent applications on 32 of these proteins, or approximately 22%, and that no other company was first to file patent applications on more proteins within our key protein categories during this period.


   Our analysis is not an estimate or indication of our future performance. Any past success in being the first party to file patent applications on novel proteins is not an indication that we will be successful in the future in being the first to file patent applications on novel proteins, nor is it any indication that we will be successful in obtaining patent protection for any of the proteins covered by our patent applications. Also, any such past success is not an indication that we will be able to successfully develop or commercialize any therapeutic protein-based products discovered through our bioinformatics efforts. In addition, the methodology and results of our analysis have not been independently tested or verified. The analysis was based on numerous factual assumptions that may prove to be incorrect and numerous methodological assumptions that may prove to be flawed, including, but not limited to, the following:


  . Our analysis gave discovery credit regarding a particular protein within the protein categories only to the party that was first to file a published patent application on the full-length gene sequence. The date of filing of a patent application may have been significantly later than the date of discovery of the gene sequence, and therefore may not indicate the party that actually first discovered the novel gene sequence.

  . Our analysis only considered DNA and protein sequence information included in the Derwent database as of November 2001. Due to the delay in the publishing of patent applications, our analysis may not have included patents filed for up to 18 months preceding the date of our analysis. It is possible that our performance in filing patent applications first may have declined or the performance of our competitors may have improved during this period of time.


  . Our analysis included only patent applications filed in Europe. Any discoveries claimed in United States patent applications would not have been covered in our analysis unless corresponding patent applications covering such discoveries were also filed in Europe during the periods analyzed.

  . Our analysis only considered DNA and protein sequences included in the Derwent database. Delays in the timing of the publication of European patent applications and delays in the inclusion in the Derwent database of sequences contained within those applications may have led to incorrect conclusions in our analysis. Furthermore, any errors that may have occurred in the publishing of gene sequence information could have led to incorrect conclusions in our analysis.

  . In reviewing the gene sequence data contained in the patent applications underlying our analysis, we may have incorrectly identified partial gene sequences as full-length gene sequences, and vice versa, leading to erroneous conclusions about the sequences, or may have otherwise incorrectly analyzed or interpreted the data in the patent applications.

  . Our analysis included only patent applications containing sequences for proteins that we have classified within our designated protein categories, and others may not agree with how we defined these categories or may not agree that a particular protein that is the subject of one or more patent applications belongs in one of these categories.

  . We may have inadvertently excluded from our analysis patent applications covering newly discovered proteins that are actually members of the protein categories we target because we failed to recognize structural or sequence similarities between these proteins and other known members in these categories, or otherwise failed to recognize these proteins as members of the protein categories.

Bioinformatics

   The foundation of our bioinformatics platform is our internal gene sequence database of approximately 13 million EST sequence entries and billions of nucleotide sequences derived from genomic sequences. In 1995, we became the first subscriber to gain direct in-house access to and analyze Incyte Genomics' LifeSeq database of ESTs. Since that time, we have built our internal sequence database from a number of sources, including:

  .  private databases, including Incyte Genomics' LifeSeq database;

  .  public EST and DNA sequences;

  . our own proprietary EST sequences, where we have eliminated transcripts of highly expressed genes to concentrate on rare gene sequences; and

  .  genomic sequences published daily by the Human Genome Project.

   Any use of bioinformatics to discover novel gene sequences in sequence databases must address the high degree of redundancy present in the genomic and EST sequence information currently available. We have developed a software program called ASIDE to address this problem. ASIDE reduces the amount of redundant sequence information present in the genomic sequence data we analyze and thereby enriches our database by emphasizing unique sequences that are used in our discovery efforts. During peak times of publication of sequence information by the Human Genome Project, we frequently downloaded highly redundant raw sequences containing approximately 10 billion nucleotides. ASIDE, which is much faster than current publicly available tools, allows us to computationally process such a download on a daily basis. We believe ASIDE improves our chances of being the first to discover novel therapeutic proteins and establish patent priority by rapidly analyzing the continuous flow of genomic data as it becomes available.

   To discover novel gene sequences within the sequence databases, we have developed sensitive proprietary search algorithms based on protein motifs, which can include sequence homologies and predicted protein structure similarities. We have developed sophisticated threading algorithms that allow us to use distant and apparently unrelated elements in sequences to identify pre-defined three-dimensional structures contained within certain key protein categories. These algorithms are tailored to the specific category of proteins under consideration, as the optimal search strategy for novel gene sequences depends on characteristics unique to each protein category.

   Our bioinformatics tools allow us to mine both genomic sequence data and EST data to discover novel proteins. Using ESTs alone, it is difficult to identify the full-length gene from which an EST was derived. However, the use of EST data in combination with genomic sequence data is a powerful gene discovery tool. By using the EST data as a probe to look into genomic sequence databases, we can often extend the amount of sequence data associated with a particular EST, thus enhancing our ability to analyze the potential of the gene to code for a therapeutic protein. In addition, the use of EST data together with genomic sequence data affords us the opportunity to identify those rare genes that otherwise might go undetected using only EST databases. Genes that are expressed only at low levels are typically underrepresented in or absent from EST databases. It is these rarely expressed genes that often have potent biological activities with clinical utility. Analysis of genomic sequence data, either alone or in combination with EST sequence data, is critical for identifying these rarely expressed genes, as genomic sequence data is not biased toward highly expressed genes.

   The following graphic illustrates our bioinformatics process:

  [Flow chart depicting a box containing the words "EST & Genomic Sequence." The box contains an arrow which points downward to another box containing the words "Database Generation/(ASIDE)." Underneath this box is an arrow that points to a diamond that contains the words "Queries for Novel Genes in Key Protein Categories." To the far left of the diamond is a box that contains the words "Expertise in Protein Structure & Computer Programming." At the top of this box is an arrow that points right to another box containing the words "Design of Algorithms to Identify Protein Motifs." At the top of that box is an arrow pointing right to the diamond. To the far right of the diamond is a box containing the words "Expertise in Therapeutic Proteins and Exploratory Biology." At the top of that box is an arrow that points left to another box containing the words "Identification of Key Protein Categories." At the top of that box is an arrow pointing left to the diamond. Beneath the diamond is an arrow that points to a box containing the words "Data Analysis." Beneath this box is an arrow pointing to a circle containing the words "Novel Gene Sequences/Generate Full-length Clones." To the left of this center circle is an arrow pointing to another circle containing the words "Exploratory Biology." To the right of the center circle is an arrow pointing to a circle containing the words "Patent Filings."]

Exploratory Biology

   We use a diverse set of tools to identify the biological functions of the genes and proteins we discover. Throughout our exploratory biology effort, we use a variety of in-house approaches, including physiological screens of mice in which the gene of interest has either been genetically over-expressed from birth, otherwise known as transgenic mice, or temporarily over-expressed in adult mice using an adenovirus containing the gene. We also conduct screens of mice in which the gene of interest has been eliminated from birth, otherwise known as knockout mice. In addition, we conduct analyses of disease models using a variety of laboratory tests, or assays, to detect changes in behavior, physiology and biochemistry. We also use hundreds of in-house assays to investigate biological activities of our novel proteins. To obtain additional information, our scientists either adapt or create in vivo laboratory models that mimic human diseases to determine the cause of disease and response to treatment. For certain ligands, we can also apply laboratory techniques to clone the receptors for the ligand present in a tissue or cell. In addition to providing a marker for tissues that should respond to the protein, the receptors themselves can have therapeutic potential. We also rely on an external network of collaborators to investigate biology and conduct additional tests that we do not perform in-house.

   Within our exploratory biology operation, there are several stages of activity through which we identify a protein's function, determine whether the protein plays a role in disease and determine whether it has commercial potential. A protein begins in the exploratory stage, in which experiments are performed to support the development of a biological hypothesis as to the protein's function. Once a biological hypothesis is developed, the protein moves to the validation stage, in which more extensive experiments are performed to confirm the biological hypothesis for the protein and to establish a medical hypothesis. A medical hypothesis involves the identification of specific diseases or conditions for which we believe the protein would have therapeutic importance. In cases where a protein demonstrates beneficial biological effects, it becomes a product candidate. Where a protein has been found to have detrimental effects, we attempt to generate a monoclonal antibody or soluble receptor to inhibit the activity of the protein. In those cases, a resulting monoclonal antibody or soluble receptor becomes the product candidate. Once a product candidate is identified, it moves to the pre-development stage, at which time it is tested in specific animal models of diseases. At the pre-development stage, we not only learn which diseases or conditions show promise for treatment, but also obtain information about dosing and systemic effects of the product candidate. Assuming positive results, both in terms of efficacy and toxicology, we may develop a commercial hypothesis for the product candidate. A commercial hypothesis requires the identification of a market opportunity and a preliminary determination that it will be economically feasible to manufacture the product candidate and administer it to patients.

Products and Product Pipeline

   Our track record in the field of therapeutic proteins includes contributions to the discovery or development of five recombinant protein products currently being marketed by Novo Nordisk or other companies. We also have out-licensed two product candidates, and we are developing a pipeline of internal product candidates. The following table summarizes the marketed products and out-licensed product candidates, as well as our most advanced product candidates for internal development or co-development. Any clinical trials involving our product candidates may reveal that those candidates are ineffective or have unacceptable side effects. In addition, the results of preliminary studies are not necessarily indicative of clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage trials or studies.


                        Products and Product Candidates


   Product/Product          Indication or Intended                                         Stage of
      Candidate                      Use                        Status                   Development
----------------------      ----------------------      ----------------------      ----------------------
Novolin(R) and              Diabetes                    Out-licensed to Novo        Marketed
NovoRapid(R) (Insulin)                                  Nordisk

NovoSeven(R) (Factor        Hemophilia                  Out-licensed to Novo        Marketed
VIIa)                                                   Nordisk

Regranex(R) (Platelet-      Wound healing               Out-licensed to             Marketed
derived Growth Factor)                                  Johnson & Johnson

GlucaGen(R) (Glucagon)      Hypoglycemia;               Out-licensed to Novo        Marketed
                            Gastrointestinal            Nordisk
                            motility inhibition

Cleactor(TM) (tPA           Myocardial infarction       Out-licensed to Eisai       Marketed
Analog)                                                 Co., Ltd.

Platelet-derived            Cancer                      Out-licensed to             Phase I
Growth Factor Receptor                                  Celltech Group plc
Antibody

Platelet-derived            Periodontal disease         Out-licensed to             Pre-IND
Growth Factor                                           BioMimetic
                                                        Pharmaceuticals, Inc.

rh Factor XIII              Major cardiac surgery;      Internal development        Pre-IND
                            Congenital Factor XIII
                            deficiency

rh Thrombin                 Critical care hemostat      Internal development        Pre-IND

TACI-Ig                     Systemic lupus              Co-development with         Pre-IND
                            erythematosus;              Serono S.A.
                            Rheumatoid arthritis;
                            Other autoimmune
                            diseases

IL-21                       Non-Hodgkin's lymphoma      Internal development in     Pre-development
                                                        North America; to be
                                                        out-licensed to Novo
                                                        Nordisk outside North
                                                        America

Zsig37                      Cardiovascular              Internal development        Pre-development
                            diseases


   In the table above, Phase I refers to clinical trials designed primarily to determine safety and toxicology in human beings; pre-IND refers to the stage in which we have completed pre-development activities, have generated a commercial hypothesis for the product candidate and have begun the process leading to the filing of an investigational new drug application and the initiation of Phase I clinical trials; and pre-development refers to the stage in which confirmatory animal studies of the product candidate are being conducted in support of a medical hypothesis and protein manufacturing processes are being evaluated and developed.

Currently Marketed Products

   We have participated in the discovery or development of five recombinant protein products marketed by other companies. These products had aggregate sales in 2000 in excess of $2 billion.

  . Novolin(R) and NovoRapid(R) (insulin), recombinant human insulin products marketed by Novo Nordisk worldwide for the treatment of diabetes. In collaboration with Novo Nordisk, we developed a process for the production of recombinant human insulin in yeast that is currently used by Novo Nordisk in the manufacture of these products.

  . NovoSeven(R) (Factor VIIa), a protein involved in the generation of blood clots, marketed worldwide by Novo Nordisk for the treatment of hemophilia patients. We cloned the gene that codes for human Factor VII and developed a process for the production of activated recombinant human Factor VII, or Factor VIIa, which led to the establishment of the manufacturing process that Novo Nordisk currently uses to produce this protein.

  . Regranex(R) (platelet-derived growth factor), a potent growth factor marketed by Ortho-McNeil Pharmaceuticals, Inc., a Johnson & Johnson company, for the treatment of non-healing diabetic ulcers. We cloned the gene that codes for platelet-derived growth factor and demonstrated the importance of this protein in stimulating wound healing.

  . GlucaGen(R) (glucagon), a protein marketed by Novo Nordisk, Bedford Laboratories and Eisai Co., Ltd. for use as an aid for gastrointestinal motility inhibition and for the treatment of severe hypoglycemia in diabetic patients treated with insulin. In collaboration with Novo Nordisk, we developed a process for the production of this protein that is currently used by Novo Nordisk in the manufacture of GlucaGen.

  . Cleactor(TM) (tPA analog), a modified form of the protein tissue plasminogen activator, marketed in Japan by Eisai for the treatment of myocardial infarction, or heart attacks. In collaboration with Eisai, we developed this modified protein, which has enhanced properties that allow it to be given as a single injection.

   We derive royalties on all of these products except for NovoSeven and NovoRapid, for which we received a one-time payment to satisfy future royalty obligations.

Out-licensed Product Candidates

   We have contributed to the discovery and development of two product candidates that we have out-licensed to third parties in return for milestone payments and royalties.

  . Platelet-derived growth factor receptor antibody, an antibody that blocks the binding of platelet-derived growth factor to its beta receptor, which we have out-licensed to Celltech Group plc. Celltech has designated the product candidate CDP 860, and anticipates initiating Phase II clinical trials of CDP 860 in 2002 for the treatment of cancer.

  . Platelet-derived growth factor, a potent growth factor that stimulates the growth of a variety of cell types. We have out-licensed this growth factor to BioMimetic Pharmaceuticals, Inc. for the treatment of periodontal disease and bone defects of the head and face.

Internal Product Candidates

   We are developing several product candidates to treat a variety of serious diseases and medical conditions. These product candidates target several markets, including critical care, cardiovascular, autoimmune disease and cancer. We intend to develop and commercialize these product candidates on our own or in collaboration with other biotechnology or pharmaceutical companies.

rh Factor XIII

   Factor XIII is the last enzyme to act in the blood clotting process. It functions by crosslinking fibrin molecules to each other and to other proteins in a newly formed blood clot, adding significant stability to the clot and protecting it from degradation by other proteins in circulation. Congenital Factor XIII deficiency, an inherited disorder, is a rare condition afflicting only a few hundred patients worldwide. These patients have a tendency to experience severe spontaneous bleeding and problems with wound healing. Acquired Factor XIII deficiency, a transient drop in Factor XIII levels, is much more common, having been reported in several diseases, such as chronic liver disease and inflammatory bowel disease. Acquired Factor XIII deficiency is also thought to be a major cause of bleeding and failure to heal after surgeries and clinical procedures of many types, including cardiopulmonary bypass surgery.

   Plasma-derived Factor XIII

   Human plasma-derived Factor XIII is produced by Aventis Behring and is marketed as Fibrogammin(R) P in Japan, South Africa and a few European countries. However, Fibrogammin(R) P is not approved for use in the United States and many European countries. Clinical studies have shown that normal levels of Factor XIII activity can be restored in patients with a congenital or acquired deficiency by intravenous administration of plasma-derived Factor
XIII. Our market research indicates that physicians in some countries are currently using plasma-derived Factor XIII for the treatment of congenital Factor XIII deficiency and several medical conditions associated with acquired Factor XIII deficiency. According to industry statistics and our own analysis, current annual worldwide sales of plasma-derived Factor XIII are estimated at $35 million. Japan is by far the largest single market for Factor XIII.

   In patients undergoing cardiopulmonary bypass surgery, there is significant illness and death associated with post-operative bleeding. Multiple transfusions with plasma and other blood products are often used to compensate for blood loss, but there are adverse health risks associated with these transfusions. Studies have indicated that levels of Factor XIII activity significantly decrease after cardiopulmonary bypass surgery. Published studies involving a small number of patients demonstrated that administration of human plasma-derived Factor XIII after cardiopulmonary bypass surgery led to a 35% decrease in chest tube drain volume compared to a control group, suggesting that Factor XIII treatment may reduce the need for blood transfusions in these patients.

   Advantages of rh Factor XIII

   We believe that there are several important advantages to a recombinant human form of Factor XIII. Such a product would alleviate concerns over viral contamination associated with plasma-derived products and decrease or eliminate the immune reactions associated with plasma-derived products, while helping to ensure a continuous and cost-effective product supply. A recombinant human form of Factor XIII could also reduce or eliminate the need for transfusions of plasma or other blood products in the treatment of Factor XIII deficiency.

   Market Opportunity

   We believe that rh Factor XIII represents not only an effective replacement product for the existing plasma-derived product, but also an opportunity for addressing a potentially significant untapped market. Although sales of plasma-derived Factor XIII have been relatively low to date, approval of a recombinant human form of Factor XIII in existing markets, as well as the introduction of a recombinant product in the United States and major European countries, could facilitate significant expansion of the market and sales of Factor XIII. Recombinant protein replacement products have been successfully developed for Factor VIII and Factor IX, which are other blood-clotting factors.

   Cardiopulmonary bypass surgery will be the first major indication pursued in our rh Factor XIII clinical development program. There are an estimated one million major cardiac surgical procedures performed annually involving cardiopulmonary bypass surgery. We have identified a number of other potential clinical indications for rh Factor XIII development, including replacement therapy for congenital Factor XIII deficiency and treatment of acquired Factor XIII deficiency such as in inflammatory bowel disease. We believe that we can benefit from the information currently available regarding the dosing and efficacy of plasma-derived Factor XIII in the design of our clinical development program. The use of this information may result in lower product development risks for rh Factor XIII than with other recombinant human protein products that are not being developed as replacement products.


   Development Plans

   We have developed a process for manufacturing rh Factor XIII in yeast. We have transferred the process to Avecia Limited, which has optimized and scaled up the process. Our initial investigational new drug application for rh Factor XIII was placed on hold in 1993 by the FDA, which cited insufficient information to assess the risks of rh Factor XIII to subjects. Additional toxicology studies will be conducted for rh Factor XIII as part of our planned submission of a new investigational new drug application. We expect to have product available to begin these toxicology studies in early 2002. We anticipate that clinical grade product will be available by the middle of 2002, and we plan to complete toxicology studies, develop Phase I clinical trial protocols and file the investigational new drug application with the FDA by the end of 2002.


rh Thrombin

   Thrombin is a specific blood clotting enzyme that converts fibrinogen to fibrin. Fibrin is the primary protein contained in newly formed blood clots. Thrombin also promotes clot formation by activating Factor XIII, which crosslinks the fibrin molecules and strengthens the newly forming clot. In addition, thrombin stimulates platelet aggregation and acts as a potent cell activator.

   Plasma-derived Thrombin

   Excessive bleeding is a serious complication of major surgeries. Surgeons try to limit bleeding during surgery to control blood loss and maintain visibility in the operating field. Thrombin is widely used as a stand-alone hemostat to stop diffuse bleeding occurring during major surgical procedures or as a component of other hemostats, such as tissue sealants. All currently marketed thrombin products are derived from pooled human or bovine plasma. Plasma-derived thrombin products available today are provided in spray formulation for topical application directly on wounds, and as a freeze-dried powder, which is dissolved and absorbed onto a gel sponge for application to wounds. Plasma-derived thrombin is also being used as a hemostatic component in new vascular sealing devices, wound dressings and fibrin sealants.

   Advantages of rh Thrombin

   We believe that there are several important advantages to a recombinant human form of thrombin. As with Factor XIII, a recombinant human form of thrombin would alleviate concerns of viral contamination. A recombinant human form of thrombin also would alleviate concerns associated with products of bovine origin, including the risk of contamination with the pathogen that causes the human form of "mad cow" disease. In addition, there is a risk of allergic reaction in patients sensitive to products of bovine origin. Some patients develop antibodies to bovine plasma-derived thrombin or to Factor V, a contaminant of the bovine plasma-derived product. Anti-Factor V antibodies are particularly difficult to manage and are potentially fatal in patients who develop severe bleeding conditions. Use of bovine plasma-derived thrombin in patients with antibodies to bovine clotting factors may result in abnormal clotting time, post-operative complications, clotting disorders and the resulting higher treatment costs.

   Market Opportunity

   We intend to develop rh Thrombin as a replacement product for the currently marketed human and bovine plasma-derived thrombin products. Current worldwide sales of plasma-derived thrombin as a stand-alone product are estimated at $100 million annually. It is estimated that plasma-derived thrombin is used in more than one million surgical procedures annually worldwide, with the United States accounting for approximately 40% of these procedures. As with plasma-derived thrombin, rh Thrombin would be used in the clinical setting to control bleeding. Primary applications would include major surgeries, trauma and burn injuries. We believe the market for rh Thrombin could be further expanded by providing it to other companies for inclusion in topical hemostats, fibrin sealants and vascular sealing devices.

   Development Plans

   We have developed a patent-protected process that we believe will enable us to cost-effectively manufacture rh Thrombin in mammalian cells. We have made arrangements with third-party manufacturers for the optimization and scale up of the manufacturing process. We expect to have product available to begin toxicology studies by the third quarter of 2002. We anticipate that clinical grade product will be available by early 2003. We expect to complete toxicology studies, develop Phase I clinical trial protocols and file an investigational new drug application by the first quarter of 2003 for the use of rh Thrombin as a general surgical hemostat.


TACI-Ig

   TACI is a member of the tumor necrosis factor receptor family of proteins. TACI-Ig is a soluble form of the TACI receptor that binds to two ligands, BLyS and APRIL, that are implicated in mounting B-cell mediated immune responses. When over-produced in transgenic animals, BLyS has been shown to lead to the development of autoimmune disease with symptoms resembling systemic lupus erythematosus. The aim of treatment with TACI-Ig is to neutralize the overactivity of these immune-stimulating ligands to prevent the activation of B cells and thus the production of harmful autoantibodies, which are antibodies to one's own cells.

   We believe that TACI-Ig could represent a less toxic and more specific immunosuppressive agent than current therapies for the treatment of autoimmune diseases and other diseases for which the suppression of B-cell function and a decrease in autoantibody levels could have therapeutic benefit. Such diseases include systemic lupus erythematosus, rheumatoid arthritis, myasthenia gravis, multiple sclerosis and asthma. In an animal model of systemic lupus erythematosus, TACI-Ig has been shown to specifically inhibit the development of mature B cells and the development of antigen-induced antibody production. It has also been shown to inhibit the development of proteinuria, an indicator of kidney malfunction, and to prolong survival of the animals. In a collagen-induced model of rheumatoid arthritis, TACI-Ig has been shown to inhibit the incidence of disease. Taken together, these data indicate that TACI-Ig acts by inhibiting the production of mature B cells and decreasing autoantibody levels.

   Market Opportunity

   Systemic Lupus Erythematosus. Systemic lupus erythematosus is a probable clinical indication for TACI-Ig. The cause of this disease remains unknown, but there is substantial evidence suggesting that B-cell hyperactivity resulting in the secretion of autoantibodies is fundamental to its development. There are over one million cases of systemic lupus erythematosus in the United States, a disease which primarily affects women. It is estimated that one in five patients has a severe form of the disease requiring treatment with immunosuppressive agents. No new FDA-approved treatments for systemic lupus erythematosus have been introduced in the last 40 years. Current therapies, including immunosuppressives and corticosteroids, are not very effective and may have severe side effects. We believe that patients with severe systemic lupus erythematosus would be candidates for treatment with TACI-Ig.

   Rheumatoid Arthritis. Rheumatoid arthritis appears to be a promising clinical indication for TACI-Ig. Rheumatoid arthritis is one of the most prevalent chronic inflammatory diseases, afflicting an estimated 1% of the world population, including over five million patients in North America, Europe and Japan. Although the underlying cause of rheumatoid arthritis is unknown, considerable data indicate a major role of B cells in this disease. Rheumatoid arthritis has been an attractive therapeutic area for drug development because of its large market size. As a consequence, a very large number of drugs are currently being developed. However, we believe that few of these product candidates target B cells specifically. Thus, TACI-Ig represents a novel mode of treatment that could alleviate the symptoms of rheumatoid arthritis associated with pathogenic B cells. Moreover, the specificity and mode of action of TACI-Ig strengthens its potential as an add-on therapy to existing drugs.


   Development Plans

   In August 2001, we entered into a collaborative development and marketing agreement with Serono relating to TACI-Ig. Under our agreement, we will develop TACI-Ig jointly with Serono pursuant to a worldwide development plan. We expect that Serono will begin manufacturing clinical grade materials in the first half of 2002 and that toxicology and pharmacology studies in appropriate animal species will begin in the second half of 2002. We expect that an investigational new drug application will be filed in 2003.


IL-21

   We discovered IL-21 and its receptor through our bioinformatics efforts. IL-21 is a protein belonging to a family of cytokines that modify the function of cells in the immune system. We have shown IL-21 to regulate the proliferation and functional activity of two populations of immune cells, B cells which produce antibodies and natural killer cells which are thought to be critical in defending the body against cancer cells. Specifically, we have shown IL-21 in cell culture experiments to inhibit the growth of some B-cell cancer lines, to stimulate the production of natural killer cells from bone marrow and to increase the ability of natural killer cells to destroy infected or cancerous cells. These activities suggest a possible therapeutic role for IL-21 in the treatment of diseases characterized by B-cell tumors.

   Market Opportunity

   We expect to pursue B-cell-derived Non-Hodgkin's lymphoma as an initial clinical indication for IL-21. Non-Hodgkin's lymphoma is a cancer of the lymphatic system resulting from overproduction of tumor cells derived from B-cell and T-cell lineages. Non-Hodgkin's lymphoma is the second fastest growing type of cancer in the United States, and an estimated 800,000 patients suffer from this disease in the United States, Europe and Japan. In animal models of Non-Hodgkin's lymphoma, IL-21 has been shown to prevent B-cell lymphoma tumor growth and significantly reduce animal death.

   Development Plans

   We are currently conducting studies to determine the breadth of IL-21's ability to treat B-cell lymphoma in cell lines and primary tumors thought to be most representative of human disease. We are also conducting studies to determine the possible role of natural killer cell activation in the anti-tumor effect of IL-21. In addition, we are testing the ability of IL-21 to reconstitute natural killer cells and lymphocytes in various conditions of compromised immunity. Novo Nordisk has exercised its option to license rights to IL-21 outside of North America pursuant to our option agreement with Novo Nordisk.


Zsig37

   Zsig37 is a protein discovered through our bioinformatics efforts. The Zsig37 gene is expressed in many tissues, including heart, aorta, adrenal, thyroid, adipose and placenta. In laboratory experiments, Zsig37 has been shown to bind to many types of collagen and has been found to inhibit collagen-induced platelet activation. In a rabbit model that mimics the generation of blood clots in human arteries following acute injury to a blood vessel, Zsig37 was shown to prevent clot formation in a dose-dependent manner.

   Market Opportunity

   We believe Zsig37 may provide potential benefits in the treatment of cardiovascular diseases. There is a significant unmet need and a substantial market opportunity for new classes of anti-clotting drugs for use in connection with surgical procedures treating cardiovascular diseases. The use of anticoagulant and anti-platelet drugs in these procedures helps limit the extent of clot formation. In some cases, however, currently marketed drugs are ineffective in preventing the clotting process or have adverse side effects. As a result, there is a need for new anti-clotting agents that block platelet activation without inducing a systemic effect on the coagulation system. Zsig37 has been shown to bind to collagen exposed at sites of vascular injury, enabling it to inhibit clotting at the site of injury directly without generating a systemic impact on blood clotting. We believe that this quality may allow Zsig37 to be of clinical use in a variety of surgical procedures for the treatment of cardiovascular diseases, including percutaneous coronary interventions such as angioplasty.

   Development Plans

   We have generated a significant body of preclinical data in animal models demonstrating the potential of Zsig37 to provide therapeutic benefit. We are currently evaluating several therapeutic indications with the intent of choosing a lead indication for clinical development. We are also in the process of developing a manufacturing process capable of efficiently producing quantities of Zsig37 product for preclinical and clinical testing.


Research Program

   We have identified the biological functions of a number of proteins and are moving products discovered through bioinformatics into our product development pipeline. We have approximately 75 proteins in various stages of research. The following are some of our most advanced pre-development candidates:

  . IL-20. An antagonist to this protein may have utility in the treatment of psoriasis;

  . Zfgf5. This protein may have utility in cartilage repair and the treatment of stroke;

  . Zvegf3. An antagonist to this protein may have utility in the treatment of liver cirrhosis; and

  .  Zvegf4. This protein may have utility in bone repair.

Collaborative Relationships

Novo Nordisk Option Agreement

   As part of our separation from Novo Nordisk, we granted Novo Nordisk options to license certain rights to potential therapeutic proteins pursuant to an option agreement. Under this agreement, we retain exclusive rights to these proteins in North America, and Novo Nordisk may obtain exclusive rights in the rest of the world. However, Novo Nordisk would receive exclusive worldwide rights to any licensed protein that acts to generate, expand or prevent the death of insulin-producing beta cells, which are involved in diabetes, a core business focus of Novo Nordisk. The option agreement also provides that:

  . over a four-year period beginning November 10, 2000, Novo Nordisk will pay us a fee of $7.5 million per year for the option rights under the agreement;

  . during this four-year period, Novo Nordisk may, for specified license payments, license up to the greater of eight proteins or 25% of all proteins discovered by us after August 25, 1995 and for which a hypothesis as to medical utility is generated, except for beta-cell-related proteins, of which Novo Nordisk may license an unlimited number; and

  . Novo Nordisk may extend the option agreement for two years, during which time it is required to pay us a fee of $7.5 million per year for the right to license four additional proteins.

   Under the option agreement, we must promptly disclose to Novo Nordisk each protein for which we develop a hypothesis as to medical utility, together with information known to us about the protein, such as gene sequence and similarity, exploratory data and relevant patent filings. Novo Nordisk then has 60 days to decide on three possible courses of action:

  .  exercise one of its options to license the protein;

  . decline to exercise one of its options, thereby foregoing any and all future rights to the protein; or

  . extend its option on the particular protein by paying a $500,000 extension fee and agreeing to pay half of our research and development costs to advance the protein to the status of a preclinical lead.

   Upon the exercise of an option by Novo Nordisk, we will negotiate an exclusive license agreement to commercialize the protein containing certain pre-determined terms, including up-front payments, milestone payments and royalty terms. The option agreement provides that up-front and milestone payments for each non-beta-cell-related protein licensed may total up to approximately $20 million, regardless of the point at which the protein is licensed. Up-front and milestone payments for beta-cell proteins licensed may total up to approximately $28 million. Royalty rates will be lowest if an option to license a protein is exercised at the medical utility hypothesis stage and will increase substantially each time the option is extended. Royalty obligations end on the expiration date of the last-to-expire patent on the licensed protein or, if the product is not based on a patented protein, 12 years from the date of the first sale of the product. Royalty obligations may be reduced if Novo Nordisk is required to license third-party patented technology to utilize the licensed protein or if a generic product that is identical to a patented product achieves certain levels of market share.


   If Novo Nordisk extends its option on a protein, then when the protein reaches the status of a preclinical lead meeting certain criteria, Novo Nordisk may exercise the option, extend the option or decline to exercise the option, in which case it forgoes any and all future rights to the protein. If Novo Nordisk elects to extend the option at the preclinical lead stage, it must pay us a $1.0 million extension fee and agree to pay two-thirds of our research and development costs to advance the protein through the completion of Phase II clinical trials. Upon completion of Phase II clinical trials, Novo Nordisk has one final opportunity to license the protein.


   If, at any of Novo Nordisk's decision points, we decide that we do not wish to move forward in the development of a particular protein, then we have the right to terminate our participation in the development of the protein. In that case Novo Nordisk has the right to continue the research and development on its own, and maintains its right to license the protein under the option agreement.

   To date, Novo Nordisk has exercised options to license IL-21, IL-20 and IL-20 receptor, and has paid us $15.0 million pursuant to this agreement.


Serono S.A.

   In August 2001, we entered into a collaborative development and marketing agreement with Ares Trading S.A., a wholly owned subsidiary of Serono S.A., focused on two preclinical product candidates derived from our discovery research. These two candidates are based on cellular receptors, designated TACI and BCMA, that are involved in the regulation of the human immune system. During the term of the agreement, we and Serono will work together exclusively to develop biopharmaceutical products based on the two receptors for the treatment of autoimmune diseases such as systemic lupus erythematosus and rheumatoid arthritis.


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

   We will share research and development expenses worldwide with the exception of Japan, where Serono will cover all expenses. The research and development activities will be governed by a steering committee made up of representatives of both companies. Serono will be responsible for manufacturing all products for both clinical trials and commercial sale. We retain an option to co-promote the sale of products with Serono in North America, which we can exercise provided that we fund our share of the research and development expenses and meet certain sales force and marketing requirements. If we exercise the co-promotion option, we will share commercialization expenses and profits in North America equally with Serono and Serono will have exclusive rights to market and sell products in the rest of the world, for which we will be entitled to receive royalties. In the event of certain changes in control of our company, we could lose our right to co-promote products in North America.

   Either company may terminate its co-funding and co-development obligations upon 90 days notice until the start of Phase II clinical trials, after which time 180 days notice is required. If we were to terminate our co-development and co-funding obligations, Serono would take control of all research and development, we would forgo our co-promotion rights in North America, we would be entitled to receive royalties on any product sales in North America in lieu of sharing in the profits from the sale of products and Serono would continue to be obligated to make any milestone payments. If Serono were to terminate its co-development and co-funding obligations, all rights in any products would revert to us, and we could take control and fund all costs of the research and development, subject to negotiation of commercially reasonable financial consideration to be paid to Serono. Furthermore, if clinical trials had begun prior to Serono's termination, Serono would be obligated to manufacture product for use in clinical testing for up to one year from the termination date.


   We granted Serono an exclusive license to our intellectual property relating to TACI, BCMA and certain other related technologies to make, use, have made, sell, offer to sell and import products based on TACI and BCMA. Serono is required to pay royalties on sales, which may vary based on annual sales volume and the degree of patent protection provided by the licensed intellectual property. Royalty payments may be reduced if Serono is required to license additional intellectual property from one or more third parties in order to commercialize a product or, in certain circumstances, if a product suffers from competition. Royalty obligations under the agreement continue on a country-by-country basis until the date on which no valid patent claims relating to a product exist or, if the product is not covered by a valid patent claim, 15 years from the date of first sale of the product.

   The term of the agreement began on August 30, 2001 and will continue for so long as a TACI or BCMA product is the subject of an active development project or there is an obligation to pay royalties under the agreement.

   The agreement provides for an initial fee and milestone payments to be paid by Serono in connection with the development and approval of products, up to an aggregate of $52.5 million. To date, Serono has paid us $7.5 million under the agreement.

Other Collaborations

   We recognize external collaborations as an important aspect of our success in analyzing and characterizing protein function. Where possible, we establish collaborations with experts in the field who have a depth of knowledge on a select protein, protein category or disease state that is related to the understanding of our gene and protein discoveries. Over the past three years, we have established more than 60 research collaborations to accelerate the rate at which we can assess the biological functions of proteins and confirm medical hypotheses. In addition, throughout our history, we have collaborated actively with the University of Washington, a leading biomedical research institution, to explore the biological function of proteins. The University's significant resources and expertise, together with its geographic proximity to us, have made it a valuable partner on a number of our projects.


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Manufacturing

   Currently, we have internal capabilities to manufacture products for preclinical use at up to 100-liter scale using various production systems, including yeast, E. coli and mammalian cells. Accordingly, we believe that we can manufacture adequate product for preclinical studies for our research and development programs. To supply product for toxicology studies and clinical trials over the next several years, we intend to utilize third-party contract manufacturers or to rely on co-development partners for the manufacture of clinical-grade product in accordance with current Good Manufacturing Practices regulations. In addition, we have begun the planning process for construction of our own pilot manufacturing plant, and we are in the process of acquiring land adjacent to our existing facilities on which to build it. It will likely take at least three years to plan, design, construct and validate this facility. When completed, this plant would be available for manufacture of clinical-grade product, from both mammalian-cell and microbial processes.


   For rh Factor XIII, which is made in yeast, large-scale manufacturing of preclinical and clinical grade product will be carried out by Avecia Limited. We have made arrangements with third parties for the manufacture of rh Thrombin, which is made in mammalian cells. Serono will manufacture TACI-Ig, which is made in mammalian cells, under the terms of our collaborative development and marketing agreement.


   Some of the inventions licensed to us were initially developed at universities or other not-for-profit institutions with funding support from an agency of the United States government. In accordance with federal law, we or our licensees may be required to manufacture products covered by patents in those inventions in the United States, unless we can obtain a waiver from the government on the basis that such domestic manufacture is not commercially feasible.


Commercialization

   We have developed the following three-pronged strategy for the development and commercialization of our product candidates:

    Internal development. We intend to independently develop products for North America that we believe can be successfully developed with our current infrastructure, as well as additions made to our infrastructure over the next few years. To qualify for internal development, product candidates must satisfy a number of criteria. Formulation, development and manufacturing of these products must initially be feasible through the use of contract providers. The anticipated clinical trials must be of a reasonable size and with fairly well-defined endpoints and guidelines. Finally, the clinical indication and target market must be accessible with a relatively small sales force. We believe that certain of our product candidates, including rh Factor XIII, rh Thrombin and IL-21, meet these criteria.

    Co-development. We intend to develop certain product candidates jointly with other companies. In these arrangements, we would expect to pay a share of the research and development costs, retain rights to co-promote or co-market the potential products, and share in the profits from selling the potential products. Our criteria for selecting product candidates for co-development include our level of internal expertise related to the field, manufacturing requirements, clinical trial size and complexity, target market size, and investment considerations. If we determine that it is worthwhile to invest our capital in a development program for a product candidate, but we do not believe that we can internally meet the development requirements, we will seek a co-development partner. TACI-Ig meets the criteria for co-development, and we have entered into a collaborative development and marketing agreement with Serono to co-develop this product candidate.

    Out-licensing. We intend to derive value from other product candidates through out-licensing to other biotechnology or pharmaceutical companies. From out-licensing transactions, we would expect to earn up-front license fees, milestone payments and royalties on sales. We would expect no ongoing participation,

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

 financial or otherwise, in development activities of these licensed products. We expect to out-license product candidates that do not fit within our future commercial focus, and to out-license rights to non-therapeutic applications of our discoveries, such as diagnostics.

Patents and Proprietary Rights

   We intend to seek appropriate patent protection for our proprietary technologies by filing patent applications in the United States. We have more than 200 issued or allowed United States patents, and over 350 pending United States patent applications. When appropriate, we also seek foreign patent protection and to date have more than 500 issued or allowed foreign patents.

   Our success will depend in large part on our ability to:

  . obtain patent and other proprietary protection for the genes and proteins we discover;


  .  enforce and defend patents once obtained;


  . operate without infringing the patents and proprietary rights of third parties; and

  .  preserve our trade secrets.

   Our patents and patent applications are directed to composition of matter, methods of use and enabling technologies. Although we believe our patents and patent applications provide a competitive advantage, the patent protection available for genes and therapeutic protein-based products is highly uncertain and involves complex legal and factual questions. No clear policy has emerged regarding the breadth of patents in this area. There have been, and continue to be, intensive discussions concerning the scope of patent protection for partial gene sequences, full-length genes and their corresponding proteins. Also, there is substantial uncertainty regarding patent protection for genes without known function or correlation with specific diseases. Social and political opposition to patents on genes may lead to narrower patent protection for genes and their corresponding proteins. Patent protection relating to genes and therapeutic protein-based products is also subject to a great deal of uncertainty outside the United States, and patent laws are currently undergoing review and revision in many countries. Changes in, or different interpretations of, patent laws in the United States and other countries may result in our inability to obtain patents covering the genes or proteins we discover or to enforce patents that have been issued to us, and may allow others to use our discoveries to develop and commercialize therapeutic protein-based products.


   We apply for patents covering our discoveries and technologies as we deem appropriate. However, we may fail to apply for patents on important discoveries or technologies in a timely fashion or at all. Also, our pending patent applications may not result in the issuance of any patents. These applications may not be sufficient to meet the statutory requirements for patentability, and therefore we may be unable to obtain enforceable patents covering the related discoveries or technologies we may want to commercialize. In addition, because patent applications in the United States historically have been maintained in secrecy until a patent issues, other parties may have filed patent applications on genes or their corresponding proteins before we filed applications covering the same genes or proteins, and we may not be the first to discover these genes or proteins. Any patent applications filed by third parties may prevail over our patent applications or may result in patents that issue alongside patents issued to us, leading to uncertainty over the scope of the patents or the freedom to practice the claimed inventions.


   Although we have a number of issued patents, the discoveries or technologies covered by these patents may not have any therapeutic or commercial value. Also, issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop products having effects similar or identical to our patented product candidates. Some companies are currently attempting to develop therapeutic protein-based products substantially equivalent to products patented by other parties by altering the amino acid sequence within the therapeutic protein-based


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


product and declaring the altered product a new product. It may be easier to develop substantially equivalent versions of therapeutic protein-based products such as monoclonal antibodies and soluble receptors than it is to develop substantially equivalent versions of the proteins with which they interact because there is often more than one antibody or receptor that has the same therapeutic effect. Consequently, any existing or future patents we have that cover monoclonal antibodies or soluble receptors may not provide any meaningful protection against competitors. In addition, the scope of our patents is subject to considerable uncertainty and competitors or other parties may obtain similar patents of uncertain scope. For example, other parties may discover uses for genes or proteins different from the uses covered in our patents, and these other uses may be separately patentable. If another party holds a patent on the use of a gene or protein, then even if we hold the patent covering the composition of matter of the gene or protein itself, that other party could prevent us from selling any product directed to such use. Also, other parties may have patents covering the composition of matter of genes or proteins for which we have patents covering only methods of use of these genes or proteins. Furthermore, the patents we hold relating to recombinant human proteins, such as our patents covering rh Factor XIII or rh Thrombin, may not prevent competitors from developing, manufacturing or selling other versions of these proteins. Moreover, although we hold patents relating to the manufacture of recombinant human thrombin, we have no composition of matter patent protection covering thrombin. Accordingly, we may not be able to prevent other parties from commercializing competing forms of recombinant human thrombin.


   Third parties may infringe our patents or may initiate proceedings challenging the validity or enforceability of our patents. The issuance of a patent is not conclusive as to its validity or enforceability. Challenges raised in patent infringement litigation we initiate or in proceedings initiated by third parties may result in determinations that our patents have not been infringed or that they are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in our patents without paying licensing fees or royalties to us, which could significantly diminish the value of these discoveries or technologies. Also, as a result of such determinations we may be enjoined from pursuing research, development or commercialization of potential products or may be required to obtain licenses, if available, to the third-party patents or to develop or obtain alternative technology. Responding to challenges initiated by third parties may require significant expenditures and divert the attention of our management and key personnel from other business concerns. In addition, enforcing our patents against third parties may require significant expenditures regardless of the outcome of such efforts. For example, we are currently in discussions with a biopharmaceutical company regarding a possible license to one of our families of patents. In the event that these discussions are unsuccessful, any proceedings that may arise relating to these patents may require significant expenditures, regardless of their outcome.


   In addition, third parties may independently develop intellectual property similar to our patented intellectual property, which could result in, among other things, interference proceedings in the United States Patent and Trademark Office to determine priority of invention. An interference proceeding is an administrative proceeding to determine which party was first to invent the contested subject matter. Our product candidate rh Factor XIII is currently the subject of an interference proceeding with Aventis Behring, and other product candidates may in the future be the subject of similar proceedings. Although we have entered into a cross-licensing agreement with Aventis Behring with respect to rh Factor XIII, the interference proceeding could result in the loss of or significant limitations on our patent protection for this product candidate. Furthermore, under the cross-licensing agreement, Aventis Behring retains the ability to market recombinant products that may compete with rh Factor XIII.


   Third parties may claim that our potential products or related technologies infringe their patents. Patent litigation is very common in the biopharmaceutical industry, and the risk of infringement claims is likely to increase as the industry expands and as other companies obtain more patents and increase their efforts to discover genes through automated means and to develop proteins. Any patent infringement claims that might be brought against us may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing,


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


manufacturing or selling potential products that are claimed to infringe a patent covering a third party's intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. Even if we are able to obtain rights to a third party's patented intellectual property, these rights may be nonexclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some of our business operations as a result of patent infringement claims.


   Public disclosures of genetic sequence information may limit the scope of our patent claims or result in the denial of subsequent patent applications that we file on genes and their corresponding proteins. Washington University has identified genes through partial sequencing funded by Merck & Co., Inc. and has deposited these partial sequences in a public database. Also, in January 1997, The Institute for Genomic Research disclosed more than 35,000 full-length DNA sequences that were assembled from partial gene sequences available in publicly accessible databases or sequenced at the Institute. In addition, the Human Genome Project and Celera Genomics Corporation completed an initial sequencing of the human genome and published papers on this sequencing in February 2001. We may be unable to obtain patent protection for sequences published in these disclosures if they represent prior art.


   In addition to our patented intellectual property, we also rely on unpatented technology, trade secrets and confidential information, including our ASIDE software program, our genetic sequence database and our bioinformatics algorithms. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and proprietary information agreement before beginning their employment, consulting or advisory relationship with us. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual's relationship with us except in limited circumstances. These agreements also generally provide that we shall own all inventions conceived by the individual in the course of rendering services to us. The agreements may not provide effective protection of our technology or confidential information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.


   As part of our business strategy we work with third parties in our research and development activities. Accordingly, disputes may arise about inventorship and corresponding rights to know-how and inventions resulting from the joint creation or use of intellectual property by us and our corporate partners, licensors, scientific collaborators and consultants. In addition, other parties may circumvent any proprietary protection we do have. These parties may independently develop equivalent technologies or independently gain access to and disclose substantially equivalent information, and confidentially agreements and material transfer agreements we have entered into with them may not provide us with effective protection.


Government Regulation

   Regulation by government authorities in the United States, Europe, Japan and other countries is a significant consideration in our ongoing research and product development activities and in the manufacture and marketing of our potential products. The FDA and comparable regulatory bodies in other countries currently regulate therapeutic proteins and related pharmaceutical products as biologics. Biologics are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the collection, testing, manufacturing, safety, efficacy, potency, labeling, storage, record keeping, advertising, promotion, sale and distribution of the products. The time required for completing testing and obtaining approvals of our product candidates is uncertain but will take several years. Any delay in testing may hinder product development. In addition, we may encounter delays in product development or rejections of product applications due to changes in FDA or foreign regulatory policies during the period of product development and testing. Failure to comply with regulatory requirements may subject us to, among other things, civil penalties and criminal prosecution; restrictions on product development and production; suspension, delay or withdrawal of approvals; and the seizure or recall of products. The lengthy process of obtaining regulatory approvals and ensuring compliance with appropriate statutes and regulations requires the expenditure of substantial resources. Any delay or failure

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

by us or our corporate partners to obtain regulatory approvals could adversely affect our ability to commercialize product candidates, receive royalty payments and generate sales revenue.

   The nature and extent of the governmental pre-market review process for our potential products will vary, depending on the regulatory categorization of particular products. The necessary steps before a new biological product may be marketed in the United States ordinarily include:

  .  preclinical laboratory and animal tests;

  . compliance with product manufacturing requirements including, but not limited to, current Good Manufacturing Practices regulations;

  . submission to the FDA of an investigational new drug application, which must become effective before clinical trials may commence;

  . completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

  .  submission to the FDA of a biologics license application; and

  . FDA review and approval of the biologics license application prior to any commercial sale or shipment of the product.

   Preclinical tests include laboratory evaluation of the product, as well as animal studies to assess the potential safety concerns and efficacy of the product. Preclinical tests must be conducted by laboratories that comply with current Good Laboratory Practices regulations. The results of preclinical tests, together with extensive manufacturing information, analytical data and proposed clinical trial protocols, are submitted to the FDA as part of an investigational new drug application, which must become effective before the initiation of clinical trials. The investigational new drug application will automatically become effective 30 days after receipt by the FDA unless the FDA indicates prior to the end of such 30-day period that the proposed protocol raises concerns that must be resolved to the satisfaction of the FDA before the trials may proceed. If the FDA raises any concerns regarding a proposed protocol, it is possible that these concerns will not be resolved in a timely fashion, if at all. In addition, the FDA may impose a clinical hold on a proposed or ongoing clinical trial if, for example, safety concerns arise, in which case the trial cannot commence or recommence without FDA authorization under terms sanctioned by the agency.


   Clinical trials involve the administration of the product to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with current Good Clinical Practices regulations under protocols that detail the objectives of the trial, inclusion and exclusion criteria, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Protocols for each phase of the clinical trials are submitted to the FDA as part of the investigational new drug application. Further, each clinical trial must be reviewed and approved by an independent institutional review board at each institution. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial. An institutional review board may require changes in a protocol, and the submission of an investigational new drug application does not guarantee that a trial will be initiated or completed.

   Clinical trials generally are conducted in three sequential phases that may overlap. In Phase I, the initial product is administered to healthy human subjects or patients, or both, to assess safety, metabolism, pharmacokinetics and pharmacological actions associated with increasing doses. Phase II usually involves trials in a limited patient population to evaluate the efficacy of the potential product for specific, targeted indications, to determine dosage tolerance and optimum dosage, and to further identify possible adverse reactions and safety risks. If a compound appears to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to evaluate further clinical efficacy in comparison to standard therapies, generally within a broader patient population at geographically dispersed clinical sites. Phase III

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

protocols are reviewed with the FDA to establish endpoints and data handling parameters. Phase I, Phase II or Phase III testing may not be completed successfully within any specific period of time, if at all, with respect to any of our potential products. Furthermore, we, an institutional review board, the FDA or other regulatory bodies may suspend a clinical trial at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

   The results of pharmaceutical development, preclinical trials and clinical trials are submitted to the FDA in the form of a biologics license application for approval of the manufacture, marketing and commercial shipment of the biological product. The biologics license application also must contain extensive manufacturing information, and each manufacturing facility must be inspected and approved by the FDA before the biologics license application will be approved. The testing and approval process is likely to require substantial time, effort and resources, and necessary approvals may not be granted on a timely basis, if at all. The FDA may deny a biologics license application if applicable regulatory criteria are not satisfied. The FDA may also require additional testing or information, or require post-market testing and surveillance to monitor the safety or efficacy of the product. In addition, after marketing approval is granted, the FDA may require post-marketing clinical trials, which typically entail extensive patient monitoring and may result in restricted marketing of an approved product for an extended period of time.

   Some of our product candidates may qualify as orphan drugs under the Orphan Drug Act of 1983. This act generally provides incentives to manufacturers to undertake development and marketing of products to treat relatively rare diseases or those diseases that affect fewer than 200,000 persons annually in the United States. A drug that receives orphan drug designation by the FDA and is the first product to receive FDA marketing approval for its product claim is entitled to various advantages, including a seven-year exclusive marketing period in the United States for that product claim. However, any drug that is considered by the FDA to be different from or clinically superior to a particular orphan drug, including any orphan drug of ours that has been so designated by the FDA, will not be precluded from sale in the United States during the seven-year exclusive marketing period. It is possible that none of our product candidates will be designated as an orphan drug by the FDA or, if so designated, will have a positive effect on our revenues.

   To manufacture our potential products, a domestic or foreign drug manufacturing facility must be registered with the FDA as a manufacturing establishment, must submit to periodic inspection by the FDA and must comply with current Good Manufacturing Practices regulations. In addition, the FDA imposes a number of complex regulations on entities that advertise and promote biologics, including, among others, standards and regulations for direct-to-consumer advertising, off-label promotions, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA has very broad enforcement authority under the Federal Food, Drug and Cosmetic Act, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing us to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and civil and criminal penalties.

   Whether or not FDA approval has been obtained, approval of a product by comparable foreign regulatory authorities is necessary prior to the commencement of marketing of a product in those countries. The approval procedures vary among countries and can involve additional testing. The time required to obtain approval may differ from that required for FDA approval. Although there are some centralized procedures for filings in the European Union countries, in general each country has its own procedures and requirements, and compliance with these procedures and requirements may be expensive and time-consuming. Accordingly, there may be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed, if we ultimately receive any approvals at all.

   We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious

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

disease agents, used in connection with our work. Government regulations that might result from future legislation or administrative action, including additions or changes to environmental laws, may materially affect our business operations and revenues.

Competition

   We are in a race to identify, establish uses for and patent as many genes and their corresponding proteins as possible and to commercialize the products we develop from these genes and proteins. We face competition from other entities using high-speed gene sequencers and other sophisticated bioinformatics technologies to discover genes, including Celera Genomics Corporation, Curagen, Inc., Genentech, Inc., Human Genome Sciences, Inc., Incyte Genomics, Inc. and Millennium Pharmaceuticals, Inc. We also face competition from entities using more traditional methods to discover genes related to particular diseases, including other large biotechnology and pharmaceutical companies. We expect that competition in our field will continue to be intense.

   Research to identify genes is also being conducted by various institutes and government-financed entities in the United States and in foreign countries, including France, Germany, Japan and the United Kingdom, as well as by numerous smaller laboratories associated with universities or other not-for-profit entities. In addition, a number of pharmaceutical and biotechnology companies and government-financed programs are engaged or have announced their intention to engage in areas of human genome research similar to or competitive with our focus on gene discovery, and other entities are likely to enter the field.

   We believe the principal competitive factors affecting our markets are rights to develop and commercialize therapeutic protein-based products, including appropriate patent and proprietary rights; safety and effectiveness of therapeutic protein-based products; the timing and scope of regulatory approvals; the cost and availability of these products; the availability of appropriate third-party reimbursement programs; and the availability of alternative therapeutic products or treatments. Although we believe that we are well-positioned to compete adequately with respect to these factors in the future, our future success is currently difficult to predict because we are an early stage company; all of our internal product candidates are still in various stages of preclinical development and have yet to undergo clinical trials. Also, although we believe that our bioinformatics technologies and exploratory biology capabilities provide us with a competitive advantage, any of the companies or other entities we compete with may discover and establish a patent position in one or more genes or proteins that we have identified and designated or considered designating as a product candidate. In addition, any potential products based on genes or proteins we identify will face competition both from companies developing gene- or protein-based products and from companies developing other forms of treatment for diseases that may be caused by, or related to, the genes or proteins we identify. Furthermore, our potential products, if approved and commercialized, may compete against well-established existing therapeutic protein-based products, many of which may be currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations. Also, healthcare professionals and consumers may prefer existing or newly developed products to any product we develop.

   Many of our existing and potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than we do. As a result, these competitors may:

  . succeed in identifying genes or proteins, or developing therapeutic protein-based products, earlier than we do;

  . obtain approvals for products from the FDA or other regulatory agencies more rapidly than we do;

  . obtain patents that block or otherwise inhibit our ability to develop and commercialize our product candidates;

  . develop treatments or cures that are safer or more effective than those we propose to develop;

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  .  devote greater resources to marketing or selling their products;

  . introduce or adapt more quickly to new technologies or scientific advances, which could render our bioinformatics technologies obsolete;

  . introduce products that make the continued development of our potential products uneconomical;

  .  withstand price competition more successfully than we can;

  . more effectively negotiate third-party collaborative or licensing arrangements; and

  . take advantage of acquisition or other opportunities more readily than we can.

   Although we believe that there are significant product development opportunities for both us and our collaborators, competition exists between us and our collaborators to develop and commercialize therapeutic protein-based products. Our collaborators may develop therapeutic protein-based products that compete with the potential products we are developing, and may obtain regulatory approvals for such products more rapidly than we do, or develop products that are more effective than those proposed to be developed by us. In addition, our business could suffer as a result of collaborators independently developing competing products through the use of product candidates we licensed to them or developed through our collaborations.

Employees

   As of December 31, 2001, we had 309 full-time employees, 58 of whom hold degrees at the doctoral level. Currently, we have approximately 240 employees dedicated to research and development. Each of our employees has signed a confidentiality agreement, and no employees are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.


Facilities

   We are headquartered in Seattle, Washington, where we own two buildings containing approximately 164,000 square feet. We also own a parcel of land contiguous to one of the buildings on which we believe we could expand by adding 20,000 to 40,000 additional square feet of laboratory and office space. In addition, we have leased 15,000 square feet of space in a nearby office building. We believe that our existing facilities, together with available expansion space, will be adequate to fulfill our needs, other than for manufacturing capabilities, for the next several years. However, within that time frame, we may be required to locate alternative or additional facilities depending on the extent of our growth.


Legal Proceedings

   From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business, including actions relating to intellectual property rights. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors as of December 31, 2001 are as follows:


Name                       Age Position
----                       --- --------
Bruce L.A. Carter,
 Ph.D....................   58 President, Chief Executive Officer and Director

Frank D. Collins, Ph.D...   58 Senior Vice President of Research and Chief
                               Scientific Officer

James A. Johnson.........   45 Senior Vice President, Chief Financial Officer and
                               Treasurer

Patrick J. O'Hara,
 Ph.D....................   48 Vice President of Biomolecular Informatics

Jan K. Ohrstrom, M.D.....   44 Senior Vice President of Development and Chief
                               Medical Officer

Suzanne M. Shema.........   43 Vice President, Intellectual Property

Robert S. Whitehead......   51 Senior Vice President, Chief Business Officer

Mark D. Young, Ph.D. ....   51 Senior Vice President, Technical Operations

George B. Rathmann,
 Ph.D.(1)(2).............   74 Chairman of the Board

David I. Hirsh, Ph.D.....   62 Director

Jonathan S. Leff(1)......   33 Director

Kurt Anker Nielsen(2)....   56 Director

Edward E. Penhoet,
 Ph.D.(2)................   61 Director

Lori F. Rafield,
 Ph.D.(1)................   47 Director

Lars Rebien Sorensen.....   47 Director

--------
(1) Member of the compensation committee.

(2) Member of the audit committee.

   Bruce L.A. Carter, Ph.D. has served as our President and Chief Executive Officer since April 1998 and as a director since 1987. From 1994 to April 2000, Dr. Carter was Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S. From 1994 to December 1998, Dr. Carter served as Chairman of the board of ZymoGenetics and, from 1988 to 1994, served as our President. He joined ZymoGenetics in 1986 as Vice President of Research and Development. From 1982 to 1986, Dr. Carter held the position of Head, Molecular Genetics at G.D. Searle & Co., Ltd., a British pharmaceutical company. From 1975 to 1982, he was a Lecturer at Trinity College, University of Dublin. Dr. Carter currently serves as a director of AVI Biopharma, Inc. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham and a Ph.D. in Microbiology from Queen Elizabeth College, University of London.


   Frank D. Collins, Ph.D. has served as our Senior Vice President of Research since July 2000 and as our Chief Scientific Officer since April 2001. From 1993 to July 2000, Dr. Collins served as Vice President, Neurological and Metabolic Disorders at Amgen, Inc., a biopharmaceutical company. From 1987 to 1993,
Dr. Collins served as Vice President of Neuroscience at Synergen, Inc., a biotechnology company. From 1985 to 1987, Dr. Collins served as Director of Developmental Neurobiology at the National Science Foundation in Washington D.C. and, from 1978 to 1985, he served as Associate Professor of Anatomy and Neurobiology at the University of Utah School of Medicine. Dr. Collins received a B.A. in Molecular Biology and an M.A. in Immunology from the University of California, Berkeley and a Ph.D. in Developmental Biology from the University of California, San Diego.

   James A. Johnson has served as our Senior Vice President, Chief Financial Officer and Treasurer since February 2001. From 1994 to February 2001, Mr. Johnson served as Chief Financial Officer, Treasurer and Secretary at Targeted Genetics Corporation, a biotechnology company. From January 1999 to February 2001, he also served as Senior Vice President, Finance and Administration at Targeted Genetics and, from 1994 to January 1999, he served as its Vice President, Finance. From 1990 to 1994, Mr. Johnson served as Vice President, Finance and, from 1988 to 1990, served as Director of Finance at Immunex Corporation, a biotechnology company. Mr. Johnson received a B.A. in Business Administration from the University of Washington.

   Patrick J. O'Hara, Ph.D. has served as our Vice President of Biomolecular Informatics since 1993. From 1990 to 1993, Dr. O'Hara served as our Director of Research, DNA Chemistry and Scientific Computing and, from 1988 to 1990, as a Research Manager. He joined ZymoGenetics in 1984 as a Senior Scientist.
Dr. O'Hara received a B.S. in Biology and a B.A. in Chemistry from Western Washington University and a Ph.D. in Biochemistry from the University of Washington.

   Jan K. Ohrstrom, M.D. has served as our Senior Vice President of Development and Chief Medical Officer since January 2000. From November 1998 to December 1999, Dr. Ohrstrom served as Director, Worldwide Development Portfolio at Novo Nordisk A/S. From January 1997 to October 1998, he served as Director, Strategic Marketing at Novo Nordisk A/S and, from 1995 to 1996, served as Project Director at Novo Nordisk A/S. From 1992 to 1995, he served as Medical Director for Novo Nordisk Pharmaceuticals, Inc. Dr. Ohrstrom joined the drug development team at Novo Nordisk A/S in 1990. Dr. Ohrstrom received an M.D. from the University of Copenhagen.

   Suzanne M. Shema has served as our Vice President, Intellectual Property since December 2001. From May 2001 to December 2001, Ms. Shema served as our Senior Director, Intellectual Property. From February 2000 to May 2001, Ms. Shema served as General Counsel at Avenue A, Inc., an Internet advertising company. From July 1998 to February 2000, Ms. Shema served as corporate counsel at ZymoGenetics. From 1991 to March 1998, she served as Associate General Counsel at Research Corporation Technologies, Inc., a technology management company. From 1989 to 1991, Ms. Shema served as Associate General Counsel at NeoRx Corporation, a biotechnology company. From 1985 to 1988, she served as an associate at the law firm of Seed and Berry. Ms. Shema received a B.S. in Chemistry from the University of Texas, an M.S. in Chemistry from the University of Washington and a J.D. from the University of Washington School of Law.


   Robert S. Whitehead has served as our Senior Vice President, Chief Business Officer since December 2001. From January 2001 to December 2001, Mr. Whitehead served as President, Americas at Elan Pharmaceuticals, a division of Elan Corporation, plc, a pharmaceutical company. From July 1998 to November 2000, Mr. Whitehead served as President and Chief Operating Officer at Dura Pharmaceuticals, Inc., a pharmaceutical company which was acquired by Elan. From 1993 to July 1998, he served as Chairman of the Board and Chief Executive Officer at Trega Biosciences, Inc., a biopharmaceutical company. From 1992 to 1993, Mr. Whitehead served as Senior Vice President, Commercial Operations at Solvay Pharmaceuticals, a division of Solvay S.A., a chemical and pharmaceutical company. From 1979 to 1992, he held several positions at G.D. Searle including President and General Manager of Searle Canada; Vice President, Corporate Marketing Operations; Director of Marketing, European Region; Vice President, Marketing and Sales, Searle de Mexico; and Group Marketing Planning Manager, Worldwide Marketing. Mr. Whitehead received a B.A. in Psychology from Randolph-Macon College and B.S. degrees in Biology and Chemistry from Temple University.


   Mark D. Young, Ph.D. has served as our Senior Vice President, Technical Operations since December 2001. From February 1999 through December 2001, Dr. Young served as Chief Operating Officer at Biomira, Inc., a biotechnology company. From November 1997 through February 1999, he served as a consultant to various biotechnology companies. From 1995 through September 1997, Dr. Young served as Vice President, Technology Operations at Protein Design Labs, Inc., a biotechnology company. From 1985 to 1995, Dr. Young served in various capacities at Synergen, Inc., including Executive Vice President, Technical Operations from 1993 to 1995, Vice President, Process Development from 1989 to 1993 and Director, Fermentation Development from 1985 to 1989. Dr. Young received a B.S. in Chemical Engineering from the University of Nebraska, an M.S. in Chemical Engineering from Columbia University and a Ph.D. in Chemical Engineering from the University of Michigan.


   George B. Rathmann, Ph.D. has served as a director since May 2000 and as Chairman of our board since December 2000. Since February 2000, Dr. Rathmann also has served as Chairman of the board of Hyseq, Inc., a biotechnology company. From May 2000 to March 2001, he served as Chief Executive Officer of Hyseq and, from May 2000 to January 2001, he served as its President. From 1990 to June 2000, he served as Chairman of the board of ICOS Corporation, a biotechnology company, which he co-founded in 1990 and, from 1991 to June 1999, he served as Chief Executive Officer and President of ICOS. From 1980 to 1993, Dr. Rathmann served as a director of Amgen, which he co-founded in 1980. From 1980 to 1990, he served as the President and Chief Executive Officer of Amgen and, from 1986 to 1990, he also served as its Chairman of the board. From 1977 to 1980, Dr. Rathmann served as a Divisional Vice President of Abbott Laboratories, Inc., a healthcare products manufacturer and, from 1975 to 1977, he served as Director of Research and Development of the Diagnostics Division of Abbott. Dr. Rathmann received a B.S. in Physical Chemistry from Northwestern University and an M.S. and Ph.D. in Physical Chemistry from Princeton University.

   David I. Hirsh, Ph.D. has served as a director since November 2000. Dr. Hirsh has served as a Professor and Chairman of the Department of Biochemistry and Molecular Biophysics in the College of Physicians and Surgeons of Columbia University since 1990. From 1984 to 1990, he served as Executive Vice President of Research at Synergen. From 1971 to 1985, he served as a Professor at the University of Colorado. Dr. Hirsh received a B.A. in Biology from Reed College and a Ph.D. in Biochemistry from Rockefeller University.

   Jonathan S. Leff has served as a director since November 2000. Since January 2000, Mr. Leff has served as a General Partner of Warburg, Pincus & Co., which is the Managing Partner of Warburg Pincus LLC, and as a Managing Director of Warburg Pincus LLC, a private equity investment firm. From January 1999 to December 1999, Mr. Leff served as a Vice President of Warburg Pincus LLC and as an Associate from July 1996 to December 1998. Mr. Leff currently serves as a director of InterMune, Inc., Synaptic Pharmaceuticals, Inc., Transkaryotic Therapies, Inc., Triangle Pharmaceuticals, Inc. and Visible Genetics Inc. Mr. Leff received a B.A. in Government from Harvard College and an M.B.A. from Stanford University.

   Kurt Anker Nielsen has served as a director since June 1997. Since December 2000, Mr. Nielsen also has served as Co-Chief Executive Officer of Novo A/S. From 1996 to December 2000, he served as Deputy Chief Executive Officer of Novo Nordisk A/S. Mr. Nielsen has held numerous positions at Novo Nordisk A/S since joining the company in 1974. From 1989 to December 2000, he served as its Chief Financial Officer; from 1985 to 1989, as Executive Vice President of Corporate Finance; from 1984 to 1985, as Vice President of Corporate Planning and Communications; and from 1977 to 1984, as Head of the Corporate Planning Department. From 1973 to 1974, Mr. Nielsen served as a management consultant at Booz, Allen and Hamilton of Scandinavia, a management consulting firm. From 1972 to 1973, he served as a business economist at Carlsberg A/S, a Danish brewing company. Mr. Nielsen currently serves as a director of Coloplast A/S, Incentive A/S, Novo Nordisk A/S and Novozymes A/S. Mr. Nielsen received a B.A. in Economics and an M.A. in Commerce from the Copenhagen Business School.

   Edward E. Penhoet, Ph.D. has served as a director since May 2000. Dr. Penhoet has been a director of the Alta Biopharma II Fund at Alta Partners, a venture capital firm, since September 2000, and he has served as Dean of the School of Public Health at the University of California, Berkeley since July 1998. From May 1998 to February 2001, he served as Vice Chairman of the board of Chiron Corporation, a biotechnology company, which he co-founded in 1981. From 1981 to May 1998, he served as President, Chief Executive Officer and a director of Chiron. From 1971 to 1981, he was a faculty member in the Department of Biochemistry at the University of California, Berkeley. Dr. Penhoet currently serves as a director of Chiron. Dr. Penhoet received a B.A. in Biology from Stanford University and a Ph.D. in Biochemistry from the University of Washington.

   Lori F. Rafield, Ph.D. has served as a director since November 2000. Since September 1999, she has served as General Partner of Patricof & Co. Ventures, Inc., a venture capital firm and, from March 1998 to September 1999, she served as a Principal of Patricof & Co. From January 1996 to January 1998, Dr. Rafield was a Principal at Robertson Stephens, Inc., an investment banking firm. From 1992 to 1995, she was an Affiliate at Institutional Venture Partners, a venture capital firm. She currently serves as a director of Versicor, Inc. Dr. Rafield received a B.S. in Microbiology from Pennsylvania State University, a Ph.D. in Microbiology from the University of Virginia Medical School and was a postdoctoral fellow at Harvard Medical School.

   Lars Rebien Sorensen has served as a director since January 1996. Mr. Sorensen has served as President and Chief Executive Officer of Novo Nordisk A/S since November 2000. From 1994 to November 2000, he was a member of Corporate Management at Novo Nordisk A/S. From 1989 to 1994, he served as President, International Operations of the Bioindustrial Group of Novo Nordisk A/S. Mr. Sorensen joined the Enzymes Marketing Department of Novo Nordisk A/S in 1982. Mr. Sorensen received a B.Sc. in International Economics from the Copenhagen Business School and an M.A. in Forestry from the Royal Danish Veterinary and Agricultural University.

   All of our current directors were elected pursuant to a shareholders' agreement, effective November 10, 2000. Pursuant to this agreement, after completion of this offering, we will nominate and Novo Nordisk will vote its shares in favor of two directors designated by Warburg, Pincus Equity Partners, L.P. and its affiliates as long as Warburg Pincus and its affiliates continue to hold at least 75% of the shares of our common stock issued to Warburg Pincus and its affiliates on conversion of the Series B preferred stock purchased by Warburg Pincus and its affiliates effective November 10, 2000, or one director if Warburg Pincus and its affiliates continue to hold at least 50% of these shares. Similarly, we will nominate and Warburg Pincus and its affiliates will vote its shares in favor of two directors designated by Novo Nordisk as long as Novo Nordisk continues to hold at least 75% of the total number of shares of common stock and non-voting common stock issuable upon conversion of the Series A preferred stock held by Novo Nordisk as of the effective date of the agreement, or one director if Novo Nordisk continues to hold at least 50% of these shares. The current Warburg Pincus designated directors are Dr. Hirsh and Mr. Leff and the current Novo Nordisk designated directors are Mr. Sorensen and Mr. Nielsen.


Board Committees

   The board of directors has a compensation committee and an audit committee.

   Compensation Committee. The compensation committee reviews the compensation of our executive officers and directors, carries out duties under our incentive compensation plans and other plans approved by us as may be assigned to the committee by the board of directors and makes recommendations to the board of directors regarding these matters. The current members of the compensation committee are Jonathan S. Leff, Lori F. Rafield and George B. Rathmann.

   Audit Committee. The audit committee recommends the selection and retention of our independent auditors, reviews the scope and results of audits, submits appropriate recommendations to the board of directors regarding audits, reviews our internal controls and is responsible for reviewing filings with the Securities and Exchange Commission and other public documents containing our financial statements. The current members of the audit committee are Kurt Anker Nielsen, Edward E. Penhoet and George B. Rathmann.

Compensation Committee Interlocks and Insider Participation

   During the year ended December 31, 2001, Jonathan S. Leff, Lori F. Rafield and George B. Rathmann served on the compensation committee of our board of directors, and none of the compensation committee members served as an officer or employee of our company during that time. None of our executive officers serves as a member of the compensation committee or board of directors of any entity that has an executive officer serving as a member of our compensation committee or board.

Director Compensation

   George B. Rathmann and Edward E. Penhoet each receive a $10,000 annual retainer for their service on our board of directors. In addition, they each receive $4,000 for each board meeting they attend in person and $500 for each telephonic meeting in which they participate. In 2001, Dr. Rathmann received a nonqualified stock option to purchase 180,000 shares of our common stock at an exercise price of $2.78 per share and Dr. Penhoet received nonqualified stock options to purchase 36,000 shares of our common stock at an exercise price of $3.89 per share and 36,000 shares of our common stock at an exercise price of $4.72 per share. Neither Dr. Rathmann nor Dr. Penhoet receives additional compensation for his services as a member of a committee of the board. None of the remaining directors receives cash or other compensation for services as a director or member of committees of the board. We have agreed to reimburse our directors for their reasonable expenses incurred in attending meetings of the board and its committees.

Executive Compensation

   The following table sets forth information concerning the compensation received for services by our Chief Executive Officer, our four other most highly compensated executive officers for the fiscal year ended December 31, 2001 and two other executive officers who were among our four most highly compensated executive officers for the fiscal year ended December 31, 2000.

                           Summary Compensation Table


                                                      Long-Term
                                                    Compensation
                                                ---------------------
                                   Annual
                                Compensation      Awards    Payouts
                              ----------------- ---------- ----------
                                                Securities
Name and                                        Underlying    LTIP     All Other
Principal Position       Year  Salary   Bonus    Options   Payouts(1) Compensation
------------------       ---- -------- -------- ---------- ---------- ------------
Bruce L.A. Carter,
 Ph.D.(2)............... 2001 $504,119 $ 50,000  288,000   $      --    $ 22,661
 President and Chief     2000  423,231  271,000  720,000    3,415,913    120,648
 Executive Officer
Frank D. Collins,
 Ph.D.(3)............... 2001  277,363   40,500  108,000          --      12,893
 Senior Vice President
 of
 Research and Chief
 Scientific Officer
James A. Johnson(4)..... 2001  226,811   83,000  288,000          --       9,175
 Senior Vice President,
 Chief Financial Officer
 and Treasurer
Patrick J. O'Hara,
 Ph.D.(5)............... 2001  272,911   20,250  108,000          --      21,606
 Vice President of       2000  234,458   49,623  180,000    1,087,264     18,227
 Biomolecular
 Informatics
Jan K. Ohrstrom,
 M.D.(6)................ 2001  240,661   33,233  108,000          --      18,687
 Senior Vice President   2000  215,988  151,456  180,000          --      12,244
 of
 Development and Chief
 Medical Officer
Shinko U. Campos(7)..... 2001  215,380   31,412      --           --      17,554
 Senior Vice President,  2000  204,163   49,623  180,000      679,540     17,363
 Operations and
 Secretary
Debra K. Leith,
 Ph.D.(8)............... 2001   75,333      --       --           --         --
 Vice President,         2000  184,918   45,050  180,000          --      17,263
 Intellectual Property

--------
(1) Long-term incentive plan, or LTIP, payouts represent payments pursuant to Novo Nordisk phantom stock rights. These rights were granted from time to time when we were a subsidiary of Novo Nordisk and terminated July 31, 2000 in connection with our separation from Novo Nordisk.

(2) All other compensation represents $96,012 in employer matching contributions pursuant to our deferred compensation plan for 2000, $21,108 for 2000 and $22,173 for 2001 in employer contributions to our 401(k) retirement plan and $3,528 for 2000 and $488 for 2001 for term life insurance premiums.


(3) All other compensation represents $11,849 in employer contributions to our 401(k) retirement plan and $1,044 for term life insurance premiums.


(4) Bonus includes a $50,000 signing bonus. All other compensation represents $8,943 in employer contributions to our 401(k) retirement plan and $232 for term life insurance premiums. Mr. Johnson began his employment with us in February 2001.


(5) All other compensation represents $16,003 for 2000 and $19,382 for 2001 in employer contributions to our 401(k) retirement plan and $2,224 in each of 2000 and 2001 for term life insurance premiums.

(6) 2000 bonus includes a $90,206 signing bonus and an $8,750 relocation bonus. All other compensation represents $11,966 for 2000 and $19,382 for 2001 in employer contributions to our 401(k) retirement plan and $278 for 2000 and $2,224 for 2001 for term life insurance premiums.


(7) All other compensation represents $17,067 for 2000 and $17,258 for 2001 in employer contributions to our 401(k) retirement plan and $296 in each of 2000 and 2001 for term life insurance premiums.


(8) All other compensation for 2000 represents $16,993 in employer contributions to our 401(k) retirement plan and $270 for term life insurance premiums. Dr. Leith was no longer employed by ZymoGenetics as of April 2001.


Option Grants in Last Fiscal Year

   The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2001 to the executive officers named in the summary compensation table.



                                        Individual Grants
                         ------------------------------------------------
                                                                           Potential Realizable
                                                                             Value at Assumed
                         Number of    Percent of                          Annual Rates of Stock
                         Securities Total Options                         Price Appreciation for
                         Underlying   Granted to                              Option Term(2)
                          Options    Employees in   Exercise   Expiration ----------------------
          Name            Granted   Fiscal Year(1) Price($/Sh)    Date        5%         10%
          ----           ---------- -------------- ----------- ---------- ---------- -----------
Bruce L.A. Carter,
 Ph.D.(3)...............  288,000        7.9%         $2.78    3/08/2011  $7,174,428 $11,898,323
Frank D. Collins,
 Ph.D.(4)...............  108,000        3.0           2.78    3/08/2011   2,690,411   4,461,871
James A. Johnson(5).....  180,000        5.0           2.78    3/02/2011   4,484,018   7,436,452
                          108,000        3.0           2.78    3/08/2011   2,690,411   4,461,871
Patrick J. O'Hara,
 Ph.D.(4)...............  108,000        3.0           2.78    3/08/2011   2,690,411   4,461,871
Jan K. Ohrstrom,
 M.D.(4)................  108,000        3.0           2.78    3/08/2011   2,690,411   4,461,871
Shinko U. Campos........      --         --             --           --          --          --
Debra K. Leith, Ph.D....      --         --             --           --          --          --

--------

(1) Based on a total of 3,629,070 options granted to employees during fiscal year 2001.


(2) The dollar amounts under these columns are a result of calculations at the 5% and 10% rates mandated by the rules of the Securities and Exchange Commission and are based on the term of the option at the time of grant and the assumed initial public offering price of $17.00 per share. These dollar amounts do not represent our estimate or projection of future common stock prices. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions, as well as the optionee's continued employment through the vesting period. The amounts reflected in these columns may not be achieved.


(3) Options to purchase 270,000 shares of common stock are fully exercisable and the shares purchasable upon exercise of such options are subject to repurchase by us at our option at the lesser of the original $2.78 per share exercise price or the fair market value of the shares on the date notice of repurchase is given if, before the shares have vested, Dr. Carter terminates employment or attempts to transfer the shares. Options to purchase 18,000 shares of common stock are exercisable as such options vest. In this context, "vested" means that the shares subject to, or issued on exercise of, options vest at the rate of 25% on March 8, 2002 and 6.25% every three months thereafter until fully vested.


(4) Options to purchase 99,000 shares of common stock are fully exercisable and the shares purchasable upon exercise of such options are subject to repurchase by us at our option at the lesser of the original $2.78 per share exercise price or the fair market value of the shares on the date notice of repurchase is given if, before the shares have vested, the optionee terminates employment or attempts to transfer the shares. Options to purchase 9,000 shares of common stock are exercisable as such options vest. In this context, "vested" means that the shares subject to, or issued on exercise of, options vest at the rate of 25% on March 8, 2002 and 6.25% every three months thereafter until fully vested.

(5) Options to purchase 162,000 shares of common stock are fully exercisable and the shares purchasable upon exercise of such options are subject to repurchase by us at our option at the lesser of the original $2.78 per share exercise price or the fair market value of the shares on the date notice of repurchase is given if, before the shares have vested, Mr. Johnson terminates employment or attempts to transfer the shares. Options to purchase 126,000 shares of common stock are exercisable as such options vest. In this context, "vested" means that the shares subject to, or issued on exercise of, options vest at the rate of 25% on March 2, 2002 and 6.25% every three months thereafter until fully vested with respect to the option to purchase 180,000 shares of common stock and 25% on March 8, 2002 and 6.25% every three months thereafter until fully vested with respect to the option to purchase 108,000 shares of common stock.




Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values


   The following table sets forth information regarding option exercises in the fiscal year ended December 31, 2001 and unexercised stock options held by the executive officers named in the summary compensation table as of December 31, 2001.



                                                    Number of Securities
                                                   Underlying Unexercised     Value of Unexercised
                                                      Options at Fiscal      In-the-Money Options at
                            Shares                        Year-End             Fiscal Year-End(2)
                           Acquired      Value    ------------------------- -------------------------
          Name            on Exercise Realized(1) Exercisable Unexercisable Exercisable Unexercisable
          ----            ----------- ----------- ----------- ------------- ----------- -------------
Bruce L.A. Carter,
 Ph.D. .................    144,000   $2,047,680    738,000      126,000    $10,494,360  $1,791,720
Frank D. Collins,
 Ph.D. .................        --           --     173,250      114,750      2,463,615   1,631,745
James A. Johnson(3) ....     54,000      767,880    108,000      126,000      1,535,760   1,791,720
Patrick J. O'Hara,
 Ph.D.(4) ..............     63,000      895,860    110,250      114,750      1,567,755   1,631,745
Jan K. Ohrstrom, M.D. ..        --           --     173,250      114,750      2,463,615   1,631,745
Shinko U. Campos........        --           --      74,250      105,750      1,055,835   1,503,765
Debra K. Leith, Ph.D. ..      3,600       51,192        --           --             --          --

--------

(1) The value realized represents an amount equal to the assumed initial public offering price of $17.00 per share, minus the per share option exercise price, multiplied by the number of shares for which the option was exercised.


(2) The value of each unexercised in-the-money option at fiscal year-end represents an amount equal to the assumed initial public offering price of $17.00 per share, minus the per share option exercise price, multiplied by the number of shares underlying the option. An option is in the money if the fair market value of the underlying shares exceeds the exercise price of the option.


(3) Shares acquired on exercise represent shares subject to repurchase by us at our option at the lesser of the original $2.78 exercise price per share or the fair market value of the shares on the date notice of repurchase is given if, before the shares have vested, Mr. Johnson terminates employment or attempts to transfer the shares.


(4) Shares acquired on exercise include 42,750 shares subject to repurchase by us at our option at the lesser of the original $2.78 exercise price per share or the fair market value of the shares on the date notice of repurchase is given if, before the shares have vested, Dr. O'Hara terminates employment or attempts to transfer the shares.

Employment Agreements and Change in Control Agreements

   In November 2000, Bruce L.A. Carter entered into a four-year employment agreement to serve as our President and Chief Executive Officer. The term of this agreement will automatically be extended daily beginning on the third anniversary of the date of the agreement so that the remaining term of the agreement will always be at least one year. We or Dr. Carter may terminate the automatic extension mechanism at any time by written notice to the other party. The employment agreement provides for an initial annual salary of no less than $500,000, which is subject to annual cost-of-living adjustments. The employment agreement provides that Dr. Carter may be terminated by us at any time with or without cause. However, in the event Dr. Carter is terminated without cause or terminates his employment for good reason, we must pay him severance benefits, including (1) his then current annual salary for a period of two years, which amounts are payable in a discounted lump sum at Dr. Carter's request, (2) any accrued but unpaid bonus and benefits and (3) continued health care benefits for Dr. Carter and his dependents for a period of two years or until substantially the same benefits are provided to him by another employer. Under this agreement, good reason is defined to include our failure to obtain written assumption of our obligations under this agreement by any successor to all or substantially all of our assets or the occurrence of a change in control following which Dr. Carter ceases to hold the position of President and Chief Executive Officer of the parent or combined entity resulting from such change in control. Under this agreement, cause is defined to include Dr. Carter's conviction of, or guilty plea or nolo contendre to, a felony involving theft, moral turptitude or fraud or his engagement in gross neglect or gross misconduct, or habitual misuse of drugs or alcohol, resulting in material injury to our business or reputation. In addition, all stock options, restricted stock and performance shares held by Dr. Carter will immediately vest if (1) he is terminated without cause or he terminates his employment for good reason following a change in control or (2) his employment is terminated as a result of his death or his inability to perform his duties because of physical or mental illness or disability. Dr. Carter's employment agreement also includes a one-year noncompetition provision and a two-year nonsolicitation provision.


   For purposes of Dr. Carter's employment agreement, a change in control is deemed to happen upon the occurrence of the following events:

  . a merger, reorganization or sale or other disposition of all or substantially all of our assets occurs as a result of which (1) our shareholders hold 50% or less of the outstanding common stock (which may include non-voting common stock convertible into common stock) of the surviving entity, (2) our shareholders hold 50% or less of the combined voting power of the outstanding voting securities of the surviving entity, (3) a single shareholder or group of affiliated shareholders holds more than 50% of the outstanding common stock (which may include non-voting common stock convertible into common stock) of the surviving entity, (4) a single shareholder or group of affiliated shareholders holds more than 50% of the combined voting power of the outstanding voting securities of the surviving entity or (5) less than a majority of the board of directors of the surviving entity were members of our board of directors; or

  . our shareholders approve a complete liquidation or dissolution of our company.

   Frank D. Collins, James A. Johnson, Jan K. Ohrstrom, Patrick J. O'Hara and Shinko U. Campos each have entered into a two-year employment agreement, which will automatically renew for successive one-year terms until notice of termination has been provided by either the executive or us. Dr. Collins and Mr. Johnson entered into their agreements in April 2001, Dr. Ohrstrom and Dr. O'Hara entered into their agreements in March 2001, and Ms. Campos entered into her agreement in August 2001. Dr. Collins' employment agreement provides for an initial annual salary of $270,000. Mr. Johnson's employment agreement provides for an initial annual salary of $240,000. Dr. Ohrstrom's employment agreement provides for an initial annual salary of $221,500. Dr. O'Hara's employment agreement provides for an initial annual salary of $270,000. Ms. Campos's employment agreement provides for an initial annual salary of $220,928. Each employment agreement provides that the executive may be terminated by us at any time with or without cause. However, in the event the executive is terminated without cause or terminates his or her employment for good reason, we must pay him or her severance benefits, including (1) payments of the executive's then current annual base salary for 12 months in the case of Dr. Collins, Mr. Johnson, Dr. Ohrstrom and Ms. Campos and 18 months in the case of Dr. O'Hara and (2) accrued but unpaid base salary. Under each agreement, good reason is defined to include the requirement by a successor company that the executive relocate his or her principal place of employment to a location more than 50 miles from the principal place of employment where the executive was employed or our failure to obtain an agreement from a successor company to assume and perform the obligations of such executive's employment agreement. Under each agreement, cause is defined to include the executive's willful misconduct, insubordination or dishonesty in the performance of his or her duties which results in a material adverse effect on us, willful actions or intentional failures to act made in bad faith by the executive that materially impair our business or reputation, conviction of a felony involving an act of dishonesty, moral turpitude or fraud or material violation of the executive's inventions agreement with us. In addition, Dr. O'Hara's employment agreement provides that all of his unvested options will become fully vested and exercisable immediately upon termination as a result of death or total disability. Each executive's employment agreement also includes a one-year noncompetition provision and a one-year nonsolicitation provision.


Incentive Plans

  Amended and Restated 2000 Stock Incentive Plan

   Our board of directors adopted the Amended and Restated 2000 Stock Incentive Plan in July 2000 and we obtained shareholder approval of the plan in August 2000. Our board of directors has determined that, simultaneously with the effectiveness of this offering, the plan will be suspended and no further grants will be made pursuant to it after effectiveness. Any shares remaining for future option grants and any future cancellation of options from this plan will become available for future grant under our 2001 Stock Incentive Plan. The plan allows us to issue awards of incentive or nonqualified stock options, shares of common stock or units denominated in common stock. Our officers, directors, employees, consultants, advisors, agents and independent contractors are eligible to receive awards under the plan, but only employees may receive incentive stock options. We have reserved a total of 8,820,000 shares of common stock for issuance under the plan. Our compensation committee administers the plan, selects the individuals to receive awards under the plan and determines the terms and conditions of such awards.


   Subject to the terms of the plan, options, shares of common stock or awards denominated in units of common stock may be granted on such terms and conditions and subject to restrictions as our compensation committee may establish. Unless our compensation committee determines otherwise for an option grant, options are generally granted with an exercise price equal to the fair market value of our common stock on the date of grant, vest over four years and terminate three months following termination of services, except in the case of termination by reason of death, disability or retirement, in which case the option terminates one year after termination of services. No option may be exercised after expiration of its ten-year term. The terms, conditions and restrictions applicable to stock awards may be based on the manner in which shares subject to stock awards must be held while restricted and the circumstances under which stock awards will be forfeited or repurchased if a holder's service with us is terminated. Holders of restricted stock are shareholders of our company and have, subject to certain restrictions, all the rights of shareholders with respect to their shares.


   In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the securities or assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor corporation or the parent of our successor corporation. If our successor corporation or its parent does not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately before the corporate transaction. Any option or award assumed or substituted in a corporate transaction that does not accelerate in vesting at that time, will automatically vest and become 100% exercisable in the event the plan participant's employment or services are terminated for any reason other than for cause within one year following the corporate transaction. To the extent that options accelerate due to a corporate transaction, the restrictions on stock awards also will lapse.

   Stock Option Grant Program for Nonemployee Directors

   Our board of directors has adopted our stock option grant program for nonemployee directors. This program will be administered under the terms and conditions of our 2001 Stock Incentive Plan.

   Under the program, each nonemployee director, other than a nonemployee director elected or appointed pursuant to the terms of the shareholders' agreement effective November 10, 2000, will automatically receive a nonqualified stock option to purchase that number of shares of common stock calculated by dividing $250,000 by the fair market value of the common stock on the date of grant upon his or her initial election or appointment to the board of directors following this offering. This option will become 100% vested and exercisable at the following annual meeting of shareholders. After that, beginning with the first annual meeting of shareholders following this offering and immediately following each year's annual meeting of shareholders thereafter, each nonemployee director, including any nonemployee director elected or appointed pursuant to the terms of the shareholders' agreement, will receive an additional option to purchase that number of shares of common stock calculated by dividing $100,000 by the fair market value of the common stock on the date of grant, which will fully vest at the following annual meeting of shareholders. The exercise price for all options will be the fair market value of the common stock on the date of grant. Options will have a ten-year term, except that options will expire one year after a nonemployee director ceases service as a director for any reason, including death.


   In the event of certain corporate transactions, each outstanding option under the program will automatically accelerate and become 100% vested and exercisable immediately before the corporate transaction.

   2001 Stock Incentive Plan

   In September 2001, our board of directors adopted the 2001 Stock Incentive Plan, which is pending shareholder approval. The 2001 Stock Incentive Plan will become effective upon completion of this offering and will replace the Amended and Restated 2000 Stock Incentive Plan for purposes of all future stock incentive awards. The plan allows us to issue awards of incentive or nonqualified stock options, shares of common stock or units denominated in common stock. We have authorized the following number of shares of common stock for issuance under the plan:


  . any shares reserved but not granted under our Amended and Restated 2000 Stock Incentive Plan or returned to the Amended and Restated 2000 Stock Incentive Plan upon termination of options, up to a total of 8,548,920 shares; plus


  . an automatic annual increase, to be added on the first day of each fiscal year, equal to the least of (1) 2,700,000 shares; (2) 5% of the number of shares of common stock outstanding as of the end of our immediately preceding fiscal year; and (3) a lesser amount established by our board of directors. The first annual increase shall occur upon the effective date of this offering. Any shares from increases in previous years that are not actually issued will continue to be included in the aggregate number of shares available for future issuance.


   In all other material respects, the terms of the plan are the same as those in the Amended and Restated 2000 Stock Incentive Plan.

   401(k) Plan

   We maintain a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers most employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plan, eligible employees may elect to contribute up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit. The 401(k) plan requires us to make matching contributions to the plan equal to 200% of a participant's 401(k) elective deferrals, up to 2% of compensation, and 100% of a participant's elective deferrals exceeding 2%, but not in excess of 6%, of compensation. The

401(k) plan also permits but does not require us to make discretionary contributions. We currently make a discretionary contribution of 2% of base pay on behalf of each eligible participant. Both matching and discretionary contributions vest ratably over a five-year period. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan and income earned on plan contributions are not taxable until withdrawn from the plan and so that our contributions can be deducted by us when made. The trustee under the 401(k) plan, at the direction of each participant, invests the assets in the 401(k) plan in a number of investment options.

   Deferred Compensation Plan

   We maintain a deferred compensation plan that covers certain key employees. Under the deferred compensation plan, eligible employees may elect to contribute up to 15% of their annual compensation and up to 100% of any bonus to the deferred compensation plan. Under the plan, we may also make contributions to the employee accounts, and we have generally contributed an amount equal to the amount contributed by the employee. The plan allows participants to choose from a selection of varied investment alternatives and the results of these investments are reflected in their deferral accounts. Generally, an employee's account will be paid out on the date specified by the employee in his or her initial election to participate in the plan, which date must be at least three years from the date of the initial election but no later than the date the participant reaches 65 years of age. If an employee does not indicate a date for payment, the amounts deferred will be paid to him or her in one lump sum upon termination of employment. Any employee may, at any time, elect to receive an early payment of his or her account balance, subject to a penalty equal to 10% of the account balance. An employee's entire account will be paid out in the event of death. The deferred compensation plan is intended to qualify as an unfunded "top hat" plan under Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974.

Director and Officer Indemnification and Limitations on Liability

   Our articles of incorporation limit the liability of our directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Any repeal of or modification to our articles of incorporation may not adversely affect the rights to limitation of liability under our articles of incorporation of our directors or officers who were directors or officers at the time of the repeal or modification. Subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as one of our directors, except liability for:

  . acts or omissions involving intentional misconduct or knowing violations of law;

  .  unlawful distributions; or

  . transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

   In addition, upon completion of this offering, our bylaws will provide that we will indemnify any individual who is made a party to a proceeding because of that individual's position as a director or officer or, in certain circumstances, an employee of our company. We must also advance or reimburse reasonable expenses incurred by that individual in advance of the final disposition of the proceeding.

   Furthermore, we maintain a liability insurance policy, pursuant to which our directors and officers may be indemnified against liabilities they may incur for serving in their capacities as directors and officers of our company.

   We believe that the limitation of liability provision in our articles of incorporation, the indemnification provisions in our bylaws and the liability insurance policy will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

                              CERTAIN TRANSACTIONS

Transactions With Novo Nordisk

   Kurt Anker Nielsen, one of our directors, is Co-Chief Executive Officer of Novo A/S. Lars Rebien Sorensen, also one of our directors, is President and Chief Executive Officer of Novo Nordisk A/S. Novo A/S is the controlling shareholder of Novo Nordisk A/S. Novo Nordisk A/S is the parent company of Novo Nordisk of North America, Inc., which is the parent company of Novo Nordisk Pharmaceuticals, Inc. Novo Nordisk Pharmaceuticals, Inc. and Novo A/S hold, in the aggregate, greater than 5% of our common stock. We have entered into the following agreements with Novo Nordisk entities.

   Option and License Agreement. Pursuant to an option and license agreement, effective November 10, 2000, we granted Novo Nordisk A/S options to license an unlimited number of proteins discovered by us after August 25, 1995 that modulate the activity of insulin-producing beta cells, which are involved in diabetes, a core business focus of Novo Nordisk A/S. In addition, we granted Novo Nordisk A/S options to license up to the greater of eight proteins or 25% of all proteins discovered by us after August 25, 1995, other than those related to beta cells. Novo Nordisk A/S will pay us $7.5 million per year for an initial term of four years, with the right to extend the agreement for two additional years. If Novo Nordisk A/S extends this agreement for two additional years, it will have the right to license any beta-cell proteins plus four additional proteins and will be required to pay us $7.5 million per year. Any license we grant to Novo Nordisk A/S under the option agreement, other than a license relating to beta-cell proteins, will be worldwide, except for North America. Any license relating to beta-cell proteins that we grant to Novo Nordisk A/S will be worldwide. Novo Nordisk A/S has the option at several points during the research and development phase of a particular protein to
(1) extend the option by paying an extension fee and agreeing to pay a portion of the research and development costs, (2) exercise the option and take a license or (3) decline to exercise or extend the option, thereby forgoing any and all future rights to the protein. Upon the exercise of an option by Novo Nordisk A/S, we will negotiate a license agreement containing certain predetermined terms. Initial payments and milestone payments for each protein licensed could total approximately $20 million, regardless of the point at which the protein is licensed. Up-front and milestone payments for beta-cell proteins licensed could total up to approximately $28 million. Royalty rates will be lowest if the option to license is exercised during the early development stages, and will increase substantially each time an option is extended. To date, Novo Nordisk A/S has exercised options to license three proteins.


   Funding Agreement. Effective January 1, 1991, we entered into a funding agreement with Novo Nordisk of North America, Inc. and Novo Nordisk A/S pursuant to which we agreed to sell and assign to Novo Nordisk of North America, Inc. and Novo Nordisk A/S all intellectual property developed by us in connection with projects undertaken by us on or after that date. Under this agreement, we were paid at a rate of 110% of our research and development costs. We were paid $63.5 million in 1998 and $63.7 million in 1999. Under the agreement, we also granted Novo Nordisk of North America, Inc. and Novo
Nordisk A/S options to acquire exclusive licenses to intellectual property developed by us in connection with projects undertaken prior to 1991. The agreement was terminated effective as of January 1, 2000. Under the termination agreement, we agreed to release any claims against Novo Nordisk of North America, Inc. and Novo Nordisk A/S, and they agreed to release any claims against us, arising from the funding agreement.


   Asset Purchase Agreement, Capital Contribution and Loan
Agreements. Effective January 1, 2000, we agreed to pay Novo Nordisk A/S $35.7 million to purchase its rights outside the United States to substantially all of the intellectual property developed by us pursuant to the funding agreement dated January 1, 1991. Also effective January 1, 2000, Novo Nordisk of North America, Inc. contributed to us its rights in the United States to substantially all of this intellectual property. On August 4, 2000, we entered into a loan agreement with Novo Nordisk A/S pursuant to which we borrowed $35.7 million. The loan accrued interest of 6.94% per year. We paid the loan in full on October 13, 2000. During 2000, we entered into various other short-term loans with Novo Nordisk A/S, in amounts ranging from $25.0 million to $120.0 million. These loans had annual interest rates ranging from 6.82% to 6.87% and were fully repaid within seven days of origination. We currently have no outstanding loan obligations to Novo Nordisk.

   Kunitz Protein Agreement. We entered into an agreement with Novo Nordisk A/S relating to the development and commercialization of technology relating to Kunitz domains and Kunitz proteins, effective as of November 10, 2000. Each party to the agreement granted the other party a non-exclusive license to conduct research using certain of such party's intellectual property relating to Kunitz domains and Kunitz proteins. At any time during the four-year term of the agreement, each party may request from the other party additional, exclusive commercialization licenses or enablement licenses to use specific aspects of the technology. If the desired technology has not been out-licensed and is not the subject of internal research or development, it is available for licensing. If an exclusive license is granted under a patent, certain predetermined milestone payments, royalties and sales volume bonuses on the licensee's cumulative net sales will accrue. To date, no revenues have been earned or obligations incurred as a result of this agreement.


   Analogues of Human Insulin License Agreement. Effective as of September 28, 2000, we granted Novo Nordisk Health Care AG a perpetual license to substantially all of our rights to the technology relating to analogues of human insulin, including the technology underlying Novo Nordisk A/S's product, NovoRapid. Novo Nordisk A/S had previously paid us royalties for the rights to this technology under an earlier license agreement. For the perpetual license, Novo Nordisk Health Care AG paid us $13.7 million, less $22,000, the amount of royalty payments made under the prior agreement in 2000. No royalties accrued under the earlier license agreement in 1998 or 1999.

   Assignment of Factor VII Agreement and Patents Relating to Factor
VII. Effective as of September 28, 2000, we assigned to Novo Nordisk Health Care AG all of our rights under certain patents and our rights and obligations under an agreement originally dated June 1, 1984 with Novo Nordisk A/S for the research, development and manufacture of certain technology relating to Factor
VII. We received an assignment fee of $81.0 million, less $4.6 million, the amount of royalty payments received from Novo Nordisk for the period from January 1, 2000 through September 28, 2000 attributable to the Factor VII agreement. Novo Nordisk A/S paid us $2.4 million in 1998 and $5.2 million in 1999 under the Factor VII agreement.

   Human Glucagon/Analogues of Human Glucagon Agreement. Effective as of September 28, 2000, we amended and restated an earlier agreement with Novo Industri A/S relating to human glucagon and analogues of human glucagon, granting Novo Industri A/S a license to substantially all of our rights to technology relating to human glucagon and analogues of human glucagon. Under this amended and restated agreement, we are entitled to royalties based on Novo Industri A/S's aggregate net sales of products produced using this technology. In connection with this amended and restated agreement, we recorded royalty revenues of $3.8 million for 2000 and $0.6 million for the nine months ended September 30, 2001.


   Insulin Agreement. We entered into an agreement with Novo Industri A/S, effective as of August 6, 1982, granting Novo Industri A/S a perpetual, exclusive, irrevocable, worldwide license to our technology relating to human insulin and human pro-insulin. Under this agreement, we earn milestone payments and royalties based on the manufacturing cost savings generated by Novo Industri A/S using the licensed technology. In connection with this agreement, we recorded royalty revenues of $17.8 million for 2000 and $3.1 million for the nine months ended September 30, 2001.


   Platelet-derived Growth Factor Royalty Agreement. Novo Nordisk A/S assigned to us its rights to receive royalties under a license agreement relating to platelet-derived growth factor with Johnson & Johnson and Chiron Corporation, originally dated January 18, 1994. Royalties under this agreement totaled $3.1 million in 2000, of which $2.6 million was remitted by Novo Nordisk A/S, and $2.4 million for the nine months ended September 30, 2001.


   Cross-License Agreement With Novozymes A/S. We entered into a cross-license agreement with Novo Nordisk A/S, Enzymes Business, now Novozymes A/S, effective as of November 10, 2000. Under this agreement, we granted Novozymes A/S a worldwide, perpetual, non-exclusive license to commercialize certain of our technology in the field of proteins for nontherapeutic use and Novozymes A/S granted us a worldwide, perpetual, non-exclusive license to commercialize certain of its technology in the field of proteins for therapeutic use. For a period of four years after the effective date, each party has an obligation, if it uses the other party's technology for certain specified purposes, to negotiate a license in good faith upon request. Each party is entitled to royalties based on the net sales of any products developed using the other party's technology, such royalties to be for the life of any applicable patent covering the licensed technology. The agreement is effective until the date the last patent on the cross-licensed technology expires. To date, no revenues have been earned or obligations incurred as a result of this agreement.

   Cross-License Agreement With Novo Nordisk A/S. We entered into a cross-license agreement with Novo Nordisk A/S, effective as of November 10, 2000. Under this agreement, each party granted to the other party either non-exclusive or co-exclusive worldwide, fully paid up, perpetual licenses to certain technologies. For a period of four years after the effective date, each party has an obligation, if such party develops additional technology relating to protein expression or purification, upon request, to negotiate in good faith to add such technology to the license or negotiate a separate license. Each party is entitled to an annual license fee for each technology used or asserted against a third party. Unless terminated earlier, the agreement is effective through the date that either party's last patent on the cross-licensed technology expires. To date, no revenues have been earned or obligations incurred as a result of this agreement.

   Tax Sharing Agreement. On October 20, 2000, we entered into a tax sharing agreement with Novo Nordisk of North America, Inc. in which we agreed to reimburse Novo Nordisk of North America, Inc.: (1) $15.6 million, an amount equal to the federal income tax liability attributable to us for the year 2000 as a wholly owned subsidiary of Novo Nordisk of North America, Inc. prior to our separation from Novo Nordisk in November 2000, (2) $7.4 million for any federal income tax incurred by Novo Nordisk of North America, Inc. and attributable to us for all the prior years in which we were a wholly owned subsidiary of Novo Nordisk of North America, Inc., (3) amounts equal to any tax benefits accrued to us for research tax credits pursuant to Section 41 of the Federal Income Tax Code, up to a maximum of $12.0 million and (4) any Washington state real estate excise taxes incurred by Novo Nordisk of North America, Inc. in connection with the private placement of our Series B preferred stock.

   Research Agreement with Novo Nordisk (China). In June 1999, we entered into an agreement with Novo Nordisk (China) Investment Company Ltd., a wholly owned subsidiary of Novo Nordisk, pursuant to which Novo Nordisk (China) performed research for us. We made payments of $150,000 to Novo Nordisk (China) in 1999 pursuant to this agreement.

   Novo Nordisk Share Offering Plan. During 1999, Novo Nordisk A/S implemented the Novo Nordisk 1999 Share Offering Plan with each of its subsidiaries. Under this plan, all of our eligible employees received a one-time grant of options to purchase common shares of Novo Nordisk A/S based on their years of service with us for $11.05 per share. In 1999, we reimbursed Novo Nordisk A/S a total of $820,701 pursuant to this plan.

Other Transactions

   Collaborative Development and Marketing Agreement with Serono S.A. In August 2001, we entered into a collaborative development and marketing agreement with Ares Trading S.A., a wholly owned subsidiary of Serono S.A. Serono S.A. is an affiliate of Serono B.V., which, assuming conversion of our Series B preferred stock into shares of our common stock, holds greater than 5% of our common stock. Under the agreement, we will collaborate with Serono to develop biopharmaceutical products based on two receptors, TACI and BCMA. Under the agreement, we could receive license fee and milestone payments of up to an aggregate of $52.5 million in connection with the development and approval of products. We will share research and development expenses worldwide, with the exception of Japan, where Serono will cover all expenses. We retain an option to co-promote products with Serono in North America while Serono will have exclusive rights to market products in the remainder of the world, for which we will receive royalties. We have the option of discontinuing funding of research and development and commercialization costs, and forgoing our right to co-promote products in North America. If we choose to discontinue funding, Serono would have exclusive marketing rights in North America, and we would receive a royalty on any sales in North America in lieu of sharing in the net sales, commercialization expenses and profits from the products. Serono will be responsible for manufacturing all products for both clinical trials and commercial sale.


   Sales of Series B Preferred Stock. Effective November 2000, we issued and sold, in a private placement transaction, shares of our Series B preferred stock at the original per share issue price of $37.39 to the following directors and greater than 5% shareholders:


     Investor                                                   Number of shares
     --------                                                   ----------------
     Novo A/S..................................................      240,706
     Warburg, Pincus Equity Partners, L.P......................    2,006,600
     Patricof & Co. Ventures, Inc. ............................      789,000
     Apax Funds Nominees Limited E4 Account....................      374,481
     George B. Rathmann, Ph.D. ................................       26,745
     David I. Hirsh, Ph.D. ....................................        8,028

   Loans to Executive Officers. On September 14, 2001, we made loans of $400,000 to Bruce L.A. Carter, our President, Chief Executive Officer and a director and $150,000 to each of James A. Johnson, our Senior Vice President, Chief Financial Officer and Treasurer and Patrick J. O'Hara, our Vice President of Biomolecular Informatics, pursuant to promissory notes in connection with the purchase of shares of common stock upon the exercise of stock options by Dr. Carter, Mr. Johnson and Dr. O'Hara. The loans bear interest at a rate equal to the applicable federal rate. This interest is nonrefundable and nonprepayable. All outstanding principal on the notes is payable on the three-year anniversary of the notes, with accrued interest payable annually on each anniversary of the notes. Each of these loans is secured by a pledge of the shares of common stock issued in connection with the extension of the loan. Each of the executives' personal liability is limited to 50% of the original principal amount of the note and 100% of the accrued interest and costs, including attorney's fees, due under the note.

                             PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information regarding beneficial ownership of our common stock and non-voting common stock as of December 31, 2001, and as adjusted to reflect the sale of 10,000,000 shares of common stock in this offering, by:


  . each person or group known by us to own beneficially more than 5% of our common stock or more than 5% of our non-voting common stock;

  .  each of our directors;

  .  our executive officers listed in the summary compensation table; and

  .  all of our current directors and executive officers as a group.

   Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after December 31, 2001 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of December 31, 2001, assuming conversion of all outstanding shares of preferred stock into non-voting common stock or common stock, as the case may be, we had 9,100,800 shares of non-voting common stock and 26,505,959 shares of common stock outstanding and 24 shareholders of record. The table below assumes the conversion of all shares of our Series A preferred stock into shares our non-voting common stock and the conversion of all shares of our Series B preferred stock into shares of our common stock upon completion of this offering and does not assume the conversion of non-voting common stock into common stock. Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the number of shares listed opposite the shareholder's name, in the case of common stock, and sole investment power with respect to the number of shares listed opposite the shareholder's name in the case of non-voting common stock. This table assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o ZymoGenetics, Inc., 1201 Eastlake Avenue East, Seattle, Washington 98102.



                                                          Percentage of Shares
                                                           Beneficially Owned
                                                          --------------------
                                        Number of Shares  Before the After the
   Name of Beneficial Owner            Beneficially Owned  Offering  Offering
   ------------------------            ------------------ ---------- ---------
   Common Stock
   Novo Nordisk Pharmaceuticals,
    Inc.(1)..........................      12,659,061        47.8%     34.7%
    100 College Road
    Princeton, NJ 08540
   Warburg, Pincus Equity Partners,
    L.P.(2)..........................       8,679,967        32.7      23.8
    466 Lexington Avenue
    New York, NY 10017
   Patricof & Co. Ventures, Inc.(3)..       2,840,398        10.7       7.8
    2100 Geng Road, Suite 150
    Palo Alto, CA 94303
   Serono B.V. ......................       1,434,607         5.4       3.9
    2514 JL, Den Haag
    The Netherlands
   Apax Funds Nominees Limited E4
    Account..........................       1,348,131         5.1       3.7
    15 Bishopsgate
    London, England EC2P 2AP
   George B. Rathmann, Ph.D.(4)......         348,282         1.3       1.0
   Bruce L.A. Carter, Ph.D.(5).......         918,000         3.4       2.5
   David I. Hirsh, Ph.D. ............          28,900           *         *
   Jonathan S. Leff(6)...............       8,679,967        32.7      23.8
   Kurt Anker Nielsen(7).............      12,659,061        47.8      34.7
   Edward E. Penhoet, Ph.D.(8).......         108,000           *         *
   Lori F. Rafield, Ph.D.(9).........       2,840,398        10.7       7.8
   Lars Rebien Sorensen(7)...........      12,659,061        47.8      34.7
   Frank D. Collins, Ph.D.(8)........         184,500           *         *
   James A. Johnson(10)..............         198,000           *         *
   Jan K. Ohrstrom, M.D.(8)..........         184,500           *         *
   Shinko U. Campos(8)...............          85,500           *         *
   Patrick J. O'Hara, Ph.D.(11)......         184,500           *         *
   Debra K. Leith, Ph.D..............           3,600           *         *
   Directors and executive officers
    as a group (16 persons)(12)......      26,419,608        93.2      68.9

                                                           Percentage of Shares
                                                            Beneficially Owned
                                                           --------------------
                                         Number of Shares  Before the After the
   Name of Beneficial Owner             Beneficially Owned  Offering  Offering
   ------------------------             ------------------ ---------- ---------
   Non-voting Common Stock
   Novo Nordisk Pharmaceuticals,
    Inc...............................      9,100,800         100%       100%
   Kurt Anker Nielsen(7)..............      9,100,800         100        100
   Lars Rebien Sorensen(7)............      9,100,800         100        100
   Directors and executive officers as
    a group (16 persons)(7)...........      9,100,800         100        100


--------
  *  less than one percent.

 (1) Includes 866,541 shares held by Novo A/S. Novo A/S is the controlling shareholder of Novo Nordisk A/S and Novo Nordisk A/S is the parent company of Novo Nordisk of North America, Inc., which is the parent company of Novo Nordisk Pharmaceuticals, Inc.


 (2) Warburg, Pincus Equity Partners, L.P., includes three related limited partnerships. Warburg, Pincus & Co. is the sole general partner of each of these entities, and each of these entities is managed by Warburg Pincus LLC. Also includes 21,600 shares held by Mount Everest Advisors, LLC over which Warburg, Pincus Equity Partners, L.P. holds voting power pursuant to a voting proxy agreement, dated January 2, 2001, and 1,434,607 shares held by Serono B.V., an affiliate of Serono S.A., over which Warburg, Pincus Equity Partners, L.P. holds voting power pursuant to a voting proxy agreement, dated October 20, 2000, and assigned to Serono B.V. on July 16, 2001.


 (3) Patricof & Co. Ventures, Inc. includes three related entities. Patricof & Co. is the sole general partner of these entities and may be deemed to hold voting and investment power with respect to the shares held by each of these entities.

 (4) Includes 252,000 shares subject to options exercisable within 60 days of December 31, 2001.


 (5) Includes 774,000 shares subject to options exercisable within 60 days of December 31, 2001.



 (6) Jonathan S. Leff, one of our directors, is a general partner of Warburg, Pincus & Co. and the managing director and member of Warburg Pincus LLC. Mr. Leff may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by the entities affiliated with Warburg Pincus LLC. All shares indicated as owned by Mr. Leff are included because of his affiliation with the entities affiliated with Warburg Pincus LLC. Mr. Leff disclaims beneficial ownership of all shares owned by the entities affiliated with Warburg Pincus LLC.

 (7) Mr. Nielsen, one of our directors, is Co-Chief Executive Officer of Novo A/S and Mr. Sorensen, also one of our directors, is the Chief Executive Officer of Novo Nordisk A/S, and thus each of Mr. Nielsen and Mr. Sorensen may be deemed to share voting and investment power with respect to shares held by Novo Nordisk Pharmaceuticals, Inc. and Novo A/S. Each of Mr. Nielsen and Mr. Sorensen disclaims beneficial ownership of shares held by these entities.

 (8) Represents shares subject to options exercisable within 60 days of December 31, 2001.


 (9) Lori F. Rafield, one of our directors, is a general partner of Patricof & Co. Ventures, Inc. Dr. Rafield may be deemed to hold voting and investment power with respect to the 2,840,400 shares held by the entities affiliated with Patricof & Co. Dr. Rafield disclaims beneficial ownership of all shares held by the entities affiliated with Patricof & Co.


(10) Includes 144,000 shares subject to options exercisable within 60 days of December 31, 2001.


(11) Includes 121,500 shares subject to options exercisable within 60 days of December 31, 2001.


(12) Includes 1,854,000 shares subject to options exercisable within 60 days of December 31, 2001.

                        DESCRIPTION OF OUR CAPITAL STOCK

   Upon completion of this offering, we will be authorized to issue up to 180,000,000 shares of common stock, no par value, and non-voting common stock, no par value, of which 150,000,000 shares are designated as common stock and 30,000,000 shares are designated as non-voting common stock. In addition, we will be authorized to issue up to 30,000,000 shares of preferred stock, no par value. The following summary of some of the provisions of the common stock, preferred stock and non-voting common stock is not complete and may not contain all the information you should consider before investing in the common stock. You should read carefully our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

   As of December 31, 2001, assuming conversion of all outstanding shares of Series B preferred stock, we had 26,505,959 shares of common stock outstanding and 24 shareholders of record. Following this offering, there will be 36,505,959 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 2001). The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends our board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

   Upon completion of this offering, outstanding shares of Series A preferred stock will be converted into non-voting common stock and outstanding shares of Series B preferred stock will be converted into common stock. Thereafter, pursuant to our articles of incorporation, our board of directors will have the authority, without further action by the shareholders, to issue up to 23,460,232 shares of preferred stock in one or more series. Our board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock and the non-voting common stock. Our board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of common stock. Preferred stock could thus be issued with terms that could delay or prevent a change in control of ZymoGenetics or make removal of management more difficult. In addition, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.


Non-voting Common Stock

   Upon completion of this offering, assuming conversion of all outstanding shares of Series A preferred stock, there will be 9,100,800 shares of non-voting common stock outstanding held by one shareholder. Except as otherwise required by law, the holders of non-voting common stock are not entitled to notice of, or to vote at, any meeting of our shareholders or to vote upon any matter relating to our business or affairs. Each share of non-voting common stock is convertible into one share of common stock, provided that the holder certifies that, immediately after conversion, such holder and all of its affiliates will own no more than 49% of our outstanding voting securities. Subject to preferences of any outstanding shares of preferred stock, the holders of non-voting common stock are entitled to receive ratably any dividends our board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of non-voting common stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of non-voting common stock have no preemptive rights. There are no redemption or sinking fund provisions applicable to the non-voting common stock. All shares of non-voting common stock to be issued following the conversion of the Series A preferred stock will be fully paid and nonassessable. Shares of non-voting common stock that are converted into common stock will not be reissued as non-voting common stock.

Shareholders' Agreement

   All of our current directors were elected pursuant to a shareholders' agreement, effective November 10, 2000. Pursuant to this agreement, after completion of this offering, we will nominate and Novo Nordisk will vote its shares in favor of two directors designated by Warburg, Pincus Equity Partners, L.P. and its affiliates, as long as Warburg Pincus and its affiliates continue to hold at least 75% of the shares of our common stock issued to Warburg Pincus and its affiliates on conversion of the Series B preferred stock purchased by Warburg Pincus and its affiliates effective November 10, 2000, or one director if Warburg Pincus and its affiliates continue to hold at least 50% of these shares. Similarly, we will nominate and Warburg Pincus and its affiliates will vote their shares in favor of two directors designated by Novo Nordisk as long as Novo Nordisk continues to hold at least 75% of the total number of shares of common stock and non-voting common stock issuable upon conversion of the Series A preferred stock held by Novo Nordisk as of the effective date of the agreement, or one director if Novo Nordisk continues to hold at least 50% of these shares.


   In addition, for a period of seven years after the date of the shareholders' agreement, neither Novo Nordisk nor its affiliates may acquire beneficial ownership of any shares of our common stock if, as a result of such acquisition, Novo Nordisk and its affiliates would beneficially own more than 49% of our outstanding voting securities. Novo Nordisk's restriction on acquisition of shares does not apply to any acquisition that is approved by a majority of the members of our board of directors (not including any designees or affiliates of Novo Nordisk).

Registration Rights

   Pursuant to an investors' rights agreement, the holders of an aggregate of approximately 35 million shares of common stock (assuming conversion of preferred stock and non-voting common stock into common stock) are entitled to registration rights under the Securities Act with respect to their shares of common stock if we propose to register any of our common stock. Such holders are entitled to notice of the registration and to include shares of common stock in the registration at our expense. In addition, beginning six months after the completion of this offering, such holders are entitled to require us to file a registration statement under the Securities Act at our expense. Furthermore, such holders may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right to decline to effect such a registration if the anticipated aggregate offering price in such registration is below a minimum amount.


Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Washington Law

   Issuance of Preferred Stock. As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

   Election and Removal of Directors. Upon completion of this offering and subject to shareholder approval, effective at the first annual meeting of shareholders following this offering, our articles of incorporation will provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our shareholders. In addition, our directors may be removed only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board.

   Shareholder Meetings. Upon completion of this offering and subject to shareholder approval, our articles of incorporation will provide that our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares entitled to vote at such meeting. Additionally, our board of directors, the Chairman of the board, the Chief Executive Officer and the President each may call special meetings of shareholders.

   Requirements for Advance Notification of Shareholder Nominations and Proposals. Upon completion of this offering, our bylaws will contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

   Washington Law. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of the acquisition. Such prohibited transactions include, among other things,

  . a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

  . termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

  . allowing the acquiring person to receive any disproportionate benefit as a shareholder.

   After the five-year period, a "significant business transaction" may occur if it complies with "fair price" provisions specified in the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Mellon Investor Services LLC.


Nasdaq National Market Listing

   We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "ZGEN."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock. Therefore, future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have 36,501,279 shares of common stock outstanding and 9,100,800 shares of non-voting common stock outstanding, assuming no exercise of the underwriters' over-allotment option, no exercise of options after September 30, 2001 and the conversion of all shares of outstanding preferred stock into common stock and non-voting common stock. Of
these shares, the     shares of common stock sold in this offering, plus any
shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, except for shares purchased by any of our existing "affiliates," which generally includes officers, directors or 10% shareholders, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of common stock and non-voting common stock held by existing shareholders are "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.


   Our directors, officers and substantially all of our existing shareholders have entered into lock-up agreements generally providing that they will not, without the prior written consent of Lehman Brothers and Merrill Lynch, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such securities, for a period of 180 days after the date of this prospectus. We have entered into a similar agreement with the underwriters of this offering, and holders of common stock issued upon exercise of stock options have agreed to similar market standoff provisions. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, shares subject to lock-up agreements and market standoff agreements will not be eligible for sale until these agreements expire or are waived by Lehman Brothers and Merrill Lynch. Taking into account the lock-up agreements and market standoff agreements, and assuming Lehman Brothers and Merrill Lynch do not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:


  . beginning on the effective date of this offering, only the shares of common stock sold in this offering will be immediately available for sale in the public market;

  . beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements and market standoff agreements, assuming the conversion of all shares of non-voting common stock into common stock upon the sale of the non-voting common stock by Novo Nordisk to entities unaffiliated with Novo Nordisk, approximately 34,163,872 shares of common stock will be eligible for sale pursuant to Rules 144, 144(k) and 701; and


  . an additional 1,438,207 shares will become eligible for sale pursuant to Rule 144 beginning approximately one year after the date of this prospectus. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to the volume restrictions described below.


   In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements and market standoff agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the total number of our then outstanding shares of common stock and non-voting common stock (approximately 456,021 shares immediately after this offering); or


  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, such acquiring person's holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. For shares of common stock or non-voting common stock received upon conversion of outstanding preferred shares, the Rule 144 holding period commences on the date the shareholder acquired the preferred shares surrendered in the conversion.

   Pursuant to an investors' rights agreement, the holders of an aggregate of approximately 35 million shares of common stock (assuming conversion of preferred stock and non-voting common stock into common stock), are entitled to various rights with respect to the registration of their shares of common stock. If these holders, by exercising their registration rights, cause a large number of shares to be registered and freely tradable in the public market, the sales could have a material adverse effect on the market price of our common stock.


   As a result of the market standoff provisions of our Amended and Restated 2000 Stock Incentive Plan, persons holding stock options may not sell shares acquired upon exercise until 180 days after the effective date of this offering. Beginning 180 days after the effective date, any of our directors, officers, employees, consultants or advisors who purchased shares from us pursuant to a written compensatory plan or agreement may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that persons other than affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation, or notice provisions of Rule 144.


   As of December 31, 2001, options to purchase a total of 7,334,992 shares of common stock pursuant to our Amended and Restated 2000 Stock Incentive Plan were outstanding. We intend to file a registration statement under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to this plan and our 2001 Stock Incentive Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market. As a result, shares issued pursuant to options exercised under these plans after the effectiveness of the registration statement will be freely tradable in the public market, subject to certain Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up or market standoff agreements.

                                  UNDERWRITING

   We intend to offer our common stock in this offering. Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Pacific Growth Equities, Inc. are acting as representatives for the sale of shares of our common stock in the United States and Canada, have each agreed to purchase from us the respective number of shares of common stock shown opposite its name below.


                                                                             Number
               Underwriters                                                of Shares
               ------------                                                ----------
   Lehman Brothers Inc. ..................................................
   Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...............................................
   Bear, Stearns & Co. Inc................................................
   Pacific Growth Equities, Inc. .........................................
                                                                           ----------
               Total...................................................... 10,000,000
                                                                           ==========


   The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirements that:

  . the representations and warranties made by us to the underwriters are true;

  .  there is no material change in the financial markets; and

  .  we deliver to the underwriters customary closing documents.

   The underwriting agreement also provides that the sales of shares by us are expressly conditioned on one another and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. If an underwriter defaults and the number of shares that the underwriter, together with the other defaulting underwriters, agreed to purchase exceeds % of the total number of shares shown in the table above, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not
in excess of $   per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $   per share to brokers and dealers.
After this offering, the underwriters may change the offering price and other selling terms.

   The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offering price per share less the amount paid to us per share. The underwriting discounts and commissions are equal to 7% of the public offering price.


                                                            Total
                                                -----------------------------
                                                   Without          With
                                      Per Share Over-allotment Over-allotment
                                      --------- -------------- --------------
   Underwriting discounts and
    commissions to be paid by us.....    $           $              $

   We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $1.6 million, all of which is payable by us.


   We have granted to the underwriters an option to purchase up to an aggregate of 1,500,000 additional shares of our common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the tables above and we will be obligated, under such over-allotment option, to sell the shares of common stock to the underwriters.


   For a period ending 180 days after the date of this prospectus, we, together with our officers and directors, and substantially all of our existing shareholders, have agreed, pursuant to lock-up agreements, not to, without the prior consent of Lehman Brothers and Merrill Lynch, on behalf of the underwriters, directly or indirectly:


  . offer for sale, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or that can be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock or securities convertible into or exchangeable for our common stock (other than shares (1) transferred in connection with the sale in a single transaction of all or substantially all of a shareholder's assets, (2) transferred to another corporation, partnership or other business entity if the transferee and the shareholder are direct or indirect affiliates, (3) transferred as a part of a distribution to a shareholder's equity holders on a pro rata basis or (4) disposed of as a gift to "immediate family" or to one or more trusts established for the benefit of immediate family or involuntarily transferred, provided that the recipient of such shares agrees to the foregoing restrictions on transferability);

  . sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock (other than the grant of options, rights or warrants pursuant to employee compensation plans existing on the date of the underwriting agreement); or

  . enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the shares of our common stock.

   During such 180-day period, Lehman Brothers and Merrill Lynch may, together in their sole discretion, give such consent in whole or in part at any time with or without notice. When determining whether to give their consent, Lehman Brothers and Merrill Lynch will consider, among other factors, a shareholder's reason for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

   Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price will be determined by negotiations between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things:


  .  prevailing market conditions;

  .  our historical performance;

  .  our capital structure;

  .  estimates of our business potential and earning prospects;

  .  an overall assessment of our management; and

  . the consideration of the above factors in relation to market valuation of companies in related businesses.

   Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

   In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   We have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

   A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending on the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

   Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied on by investors.

   The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock offered by them.


   This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of the shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

   At our request, the underwriters have reserved up to a maximum of 500,000 shares of the common stock offered by this prospectus for sale to our directors, employees and former employees, and persons with relationships with us, at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the date following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.



   Some of the underwriters or their affiliates have from time to time provided investment banking, financial advisory, trustee and lending services to us and our affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to do so.

                                 LEGAL MATTERS

   ZymoGenetics is being represented by Perkins Coie LLP, Seattle, Washington. The underwriters are being represented by Latham & Watkins, Menlo Park, California.

                                    EXPERTS

   The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report (which contains an emphasis of a matter paragraph relating to the Company's related party transactions) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of ZymoGenetics, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including exhibits and schedules filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission's Public Reference Room in Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as ZymoGenetics, that file electronically with the Securities and Exchange Commission.

                               ZYMOGENETICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................ F-2

Balance Sheets........................................................... F-3

Statements of Operations................................................. F-4

Statement of Changes in Mandatorily Redeemable Convertible Preferred
 Stock and Shareholders' Equity (Deficit)................................ F-5

Statements of Cash Flows................................................. F-6

Notes to Financial Statements............................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
ZymoGenetics, Inc.

   In our opinion, the accompanying balance sheets and the related statements of operations, of changes in mandatorily redeemable convertible preferred stock and shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of ZymoGenetics, Inc. at December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   ZymoGenetics, Inc. is related to a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington

March 29, 2001, except for Note 13 as to which the date is January 9, 2002

                               ZYMOGENETICS, INC.
                                 BALANCE SHEETS

                                                                     Pro forma
                                                                   shareholders'
                                December 31,                         equity at
                          ------------------------  September 30,  September 30,
                             1999         2000          2001           2001
                          ----------- ------------  -------------  -------------
                                                     (unaudited)    (unaudited)
Assets
Current assets
 Cash and cash
  equivalents...........  $19,647,917 $172,976,483  $ 42,945,237
 Short-term
  investments...........          --           --    110,493,015
 Receivables
   Related party........    7,082,280    3,406,503     1,314,889
   Other................      204,281    1,029,820     2,729,797
 Deferred income taxes..    2,028,460          --            --
 Prepaid expenses and
  other assets..........    2,667,283    1,675,673     1,528,359
                          ----------- ------------  ------------
  Total current assets..   31,630,221  179,088,479   159,011,297
Property and equipment,
 net....................   46,660,376   46,416,094    46,932,415
Deferred income taxes...   11,702,945          --            --
Other assets............    1,920,202    3,132,368     2,492,165
                          ----------- ------------  ------------
  Total assets..........  $91,913,744 $228,636,941  $208,435,877
                          =========== ============  ============
Liabilities, Mandatorily
 Redeemable Convertible
 Preferred Stock and
 Shareholders' Equity
 (Deficit)
Current liabilities
 Accounts payable.......  $ 1,717,671 $  1,960,556  $  2,165,522
 Related party payables
   Income taxes.........    4,196,276          --            --
   Other................       85,138      278,975           --
 Accrued liabilities....    2,414,656    4,145,766     3,348,074
 Accrued stock
  appreciation plan
  liability.............    3,712,369          --            --
 Deferred revenue.......          --     6,458,333     2,721,521
                          ----------- ------------  ------------
  Total current
   liabilities..........   12,126,110   12,843,630     8,235,117
Other noncurrent
 liabilities............    2,100,202    3,132,368     2,492,165
Deferred revenue........          --           --      6,673,213
                          ----------- ------------  ------------
  Total liabilities.....   14,226,312   15,975,998    17,400,495
                          ----------- ------------  ------------
Commitments
Mandatorily redeemable
 convertible preferred
 stock, no par value,
 30,000,000 shares
 authorized
 Series A, 2,528,000
  shares authorized,
  issued and outstanding
  at December 31, 2000
  and September 30,
  2001, and 0 shares
  issued and
  outstanding, pro
  forma; aggregate
  liquidation preference
  of $95,587,126 at
  December 31, 2000,
  $101,258,441 at
  September 30, 2001 and
  $0, pro forma.........          --    95,587,126   101,258,441   $        --
 Series B, 4,011,768
  shares authorized,
  issued and outstanding
  at December 31, 2000
  and September 30,
  2001, and 0 shares
  issued and
  outstanding, pro
  forma; aggregate
  liquidation preference
  of $151,690,417 at
  December 31, 2000,
  $160,690,417 at
  September 30, 2001 and
  $0, pro forma.........          --   144,343,045   154,128,672            --
Shareholders' equity
 (deficit)
 Class A convertible
  preferred stock, $.01
  par value; 420,000
  shares authorized,
  issued and outstanding
  at December 31, 1999..        4,200          --            --             --
 Class B convertible
  preferred stock, $.01
  par value; 1,080,000
  shares authorized,
  506,976 issued and
  outstanding at
  December 31, 1999.....        5,070          --            --             --
 Common stock, no par
  value, 100,000,000 and
  150,000,000 shares
  authorized, 11,792,520
  and 12,058,920 issued
  and outstanding at
  December 31, 2000 and
  September 30, 2001,
  respectively, and
  26,501,279, issued and
  outstanding, pro
  forma.................          --    46,971,022    54,010,056    208,138,727
 Non-voting common
  stock, no par value,
  30,000,000 shares
  authorized, 0 shares
  issued and outstanding
  at September 30, 2001,
  and 9,100,800 issued
  and outstanding, pro
  forma.................                                            101,258,441
 Common stock, $.01 par
  value, 25,200,000
  shares authorized,
  8,455,406 issued and
  outstanding at
  December 31, 1999.....       84,554          --            --             --
 Additional paid-in
  capital...............   49,780,733          --            --             --
 Notes receivable from
  shareholders..........          --           --       (725,000)      (725,000)
 Deferred stock
  compensation..........          --           --    (19,769,370)   (19,769,370)
 Accumulated earnings
  (deficit).............   27,812,875  (74,240,250)  (99,862,753)   (99,862,753)
 Accumulated other
  comprehensive income..          --           --      1,995,336      1,995,336
                          ----------- ------------  ------------   ------------
  Total shareholders'
   equity (deficit).....   77,687,432  (27,269,228)  (64,351,731)  $191,035,381
                          ----------- ------------  ------------   ============
  Total liabilities,
   mandatorily
   redeemable
   convertible preferred
   stock and
   shareholders' equity
   (deficit)............  $91,913,744 $228,636,941  $208,435,877
                          =========== ============  ============

   The accompanying notes are an integral part of these financial statements.

                               ZYMOGENETICS, INC.

                            STATEMENTS OF OPERATIONS


                                                                      Nine months ended
                                Year ended December 31,                 September 30,
                          --------------------------------------  --------------------------
                             1998         1999          2000          2000          2001
                          -----------  -----------  ------------  ------------  ------------
                                                                  (unaudited)   (unaudited)
Revenues
 Research and
  development agreements
  with related parties..  $63,509,093  $63,670,390  $        --   $        --   $        --
 Royalties
 Related parties........    2,870,335    5,733,561    29,310,940    20,628,012     3,787,546
 Other..................      364,949      271,358     2,111,640       167,893     3,145,212
 Option fee from related
  party.................          --           --      1,041,667           --      5,625,000
 License fee............          --           --            --        182,659       338,599
                          -----------  -----------  ------------  ------------  ------------
                           66,744,377   69,675,309    32,464,247    20,978,564    12,896,357
                          -----------  -----------  ------------  ------------  ------------
Operating expenses
 Research and
  development (excludes
  noncash stock-based
  compensation expense
  of $0, $0, $0, $0 and
  $1,075,704,
  respectively).........   49,885,629   48,415,034    49,336,648    36,459,951    35,010,260
 General and
  administrative
  (excludes noncash
  stock-based
  compensation expense
  of $0, $0, $0, $0 and
  $910,902,
  respectively).........    9,339,038    9,550,001    12,069,226     8,529,075     7,283,888
 Noncash stock-based
  compensation expense..          --           --            --            --      1,986,606
                          -----------  -----------  ------------  ------------  ------------
  Total operating
   expenses.............   59,224,667   57,965,035    61,405,874    44,989,026    44,280,754
                          -----------  -----------  ------------  ------------  ------------
Income (loss) from
 operations.............    7,519,710   11,710,274   (28,941,627)  (24,010,462)  (31,384,397)
Other income (expense)
 Interest income........       28,751      273,990     5,417,089     3,345,609     5,726,359
 Interest expense.......     (485,070)     (56,302)     (848,040)     (758,612)       (8,562)
 Other, net.............      (72,145)     (52,085)     (111,080)      (85,507)       44,097
                          -----------  -----------  ------------  ------------  ------------
Income (loss) before
 provision for income
 taxes..................    6,991,246   11,875,877   (24,483,658)  (21,508,972)  (25,622,503)
Benefit (provision) for
 income taxes...........   (1,273,047)  (2,453,514)   (5,893,402)    9,294,770           --
                          -----------  -----------  ------------  ------------  ------------
Net income (loss).......    5,718,199    9,422,363   (30,377,060)  (12,214,202)  (25,622,503)
Preferred stock dividend
 and accretion..........          --           --     (2,903,535)          --    (15,456,942)
                          -----------  -----------  ------------  ------------  ------------
Net income (loss)
 attributable to common
 shareholders...........  $ 5,718,199  $ 9,422,363  $(33,280,595) $(12,214,202) $(41,079,445)
                          ===========  ===========  ============  ============  ============
Net income (loss) per
 share--basic...........  $      0.68  $      1.11  $      (3.38) $      (1.33) $      (3.48)
                          ===========  ===========  ============  ============  ============
Net income (loss) per
 share--diluted.........  $      0.48  $      0.80  $      (3.38) $      (1.33) $      (3.48)
                          ===========  ===========  ============  ============  ============
Weighted-average number
 of shares used in
 computing basic net
 income (loss) per
 share..................    8,455,406    8,455,406     9,845,870     9,196,987    11,803,720
                          ===========  ===========  ============  ============  ============
Weighted-average number
 of shares used in
 computing diluted net
 income (loss) per
 share..................   11,792,520   11,792,520     9,845,870     9,196,987    11,803,720
                          ===========  ===========  ============  ============  ============
Pro forma basic and
 diluted net loss per
 share..................                            $      (2.30)               $      (0.72)
                                                    ============                ============
Weighted-average number
 of shares used in
 computing pro forma
 basic and diluted net
 loss per share.........                              13,181,152                  35,346,879
                                                    ============                ============


   The accompanying notes are an integral part of these financial statements.

                               ZYMOGENETICS, INC.

   STATEMENT OF CHANGES IN MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND SHAREHOLDERS' EQUITY (DEFICIT)


                                                                Shareholders' equity (deficit)
                                                 --------------------------------------------------------
                      Mandatorily redeemable        Convertible
                   convertible preferred stock    preferred stock        Common stock        Additional
                   ----------------------------  ------------------ -----------------------    paid-in
                      Shares        Amount         Shares   Amount     Shares     Amount       capital
                   ------------ ---------------  --------- -------- ---------- ------------ -------------
 Balance at
 January 1,
 1998............           --  $           --     926,976  $ 9,270   8,455,406 $    84,554  $ 49,780,733
 Net income and
 comprehensive
 income..........           --              --         --       --          --          --            --
                   ------------ ---------------  --------- -------- ---------- ------------ -------------
 Balance at
 December 31,
 1998............           --              --     926,976    9,270   8,455,406      84,554    49,780,733
 Net income and
 comprehensive
 income..........           --              --         --       --          --          --            --
                   ------------ ---------------   --------- -------- ---------- ------------ -------------
 Balance at
 December 31,
 1999............           --              --     926,976    9,270   8,455,406      84,554    49,780,733
 Conversion from
 $.01 par value
 to no par value
 common stock....           --              --         --       --          --   49,780,733   (49,780,733)
 Conversion of
 Class A and
 Class B
 convertible
 preferred stock
 to common
 stock...........           --              --    (926,976)  (9,270)  3,337,114       9,270           --
 Issuance of
 dividend in form
 of Series A
 mandatorily
 redeemable
 convertible
 preferred
 stock...........     2,528,000      94,521,920        --       --          --          --            --
 Issuance of
 Series B
 mandatorily
 redeemable
 convertible
 preferred stock
 (net of offering
 costs of
 $7,495,290).....     4,011,768     142,504,716        --       --          --          --            --
 Intellectual
 property
 purchased from
 related party
 (net of deferred
 taxes of
 $11,245,499)....           --              --         --       --          --          --            --
 Payments
 received for
 future royalties
 from related
 party (net of
 income taxes of
 $31,524,691)....           --              --         --       --          --          --            --
 Accretion on
 mandatorily
 redeemable
 convertible
 preferred
 stock...........           --          147,918        --       --          --     (147,918)          --
 Dividends
 accrued on
 mandatorily
 convertible
 redeemable
 preferred
 stock...........           --        2,755,617        --       --          --   (2,755,617)          --
 Valuation
 allowance to
 reflect
 realizability of
 tax benefits
 related to
 purchase of
 intellectual
 property from
 related party...           --              --         --       --          --          --            --
 Net loss and
 comprehensive
 loss............           --              --         --       --          --          --            --
                   ------------ ---------------   --------- -------- ---------- ------------ -------------
 Balance at
 December 31,
 2000............     6,539,768     239,930,171        --       --   11,792,520  46,971,022           --
 Common stock
 issued in
 connection with
 stock option
 exercises.......           --              --         --       --        5,400      15,000           --
 Common stock
 issued in
 connection with
 stock option
 exercises for
 notes
 receivable......           --              --         --       --      261,000     725,000           --
 Deferred stock
 compensation
 related to
 grants of stock
 options.........           --              --         --       --          --   21,755,976           --
 Amortization of
 deferred stock
 compensation....           --              --         --       --          --          --            --
 Accretion on
 mandatorily
 redeemable
 convertible
 preferred
 stock...........           --          785,626        --       --          --     (785,626)          --
 Dividends
 accrued on
 mandatorily
 redeemable
 convertible
 preferred
 stock...........           --       14,671,316        --       --          --  (14,671,316)          --
                   ------------ ---------------   --------- -------- ---------- ------------ -------------
                      6,539,768     255,387,113        --       --   12,058,920  54,010,056           --
                   ------------ ---------------   --------- -------- ---------- ------------ -------------
 Net loss........           --              --         --       --          --          --            --
 Other
 comprehensive
 income
 Unrealized gain
 on short-term
 investments.....           --              --         --       --          --          --            --
                   ------------ ---------------   --------- -------- ---------- ------------ -------------
 Comprehensive
 loss............           --              --         --       --          --          --            --
                   ------------ ---------------   --------- -------- ---------- ------------ -------------
 Balance at
 September 30,
 2001
 (unaudited).....     6,539,768 $   255,387,113        --   $   --   12,058,920 $54,010,056  $        --
                   ============ ===============   ========= ======== ========== ============ =============

                                      Shareholders' equity (deficit)
                   --------------------------------------------------------------------
                      Notes                                  Accumulated
                    receivable    Deferred    Accumulated       other
                       from        stock        earnings    comprehensive
                   Shareholders compensation   (deficit)        loss         Total
                   ------------ ------------- ------------- ------------- -------------
 Balance at
 January 1,
 1998............         --    $        --   $ 12,672,313   $       --   $ 62,546,870
 Net income and
 comprehensive
 income..........         --             --      5,718,199           --      5,718,199
                   ------------ ------------- ------------- ------------- -------------
 Balance at
 December 31,
 1998............         --             --     18,390,512           --     68,265,069
 Net income and
 comprehensive
 income..........         --             --      9,422,363           --      9,422,363
                   ------------ ------------- ------------- ------------- -------------
 Balance at
 December 31,
 1999............         --             --     27,812,875           --     77,687,432
 Conversion from
 $.01 par value
 to no par value
 common stock....         --             --            --            --            --
 Conversion of
 Class A and
 Class B
 convertible
 preferred stock
 to common
 stock...........         --             --            --            --            --
 Issuance of
 dividend in form
 of Series A
 mandatorily
 redeemable
 convertible
 preferred
 stock...........         --             --    (94,521,920)          --    (94,521,920)
 Issuance of
 Series B
 mandatorily
 redeemable
 convertible
 preferred stock
 (net of offering
 costs of
 $7,495,290).....         --             --            --            --            --
 Intellectual
 property
 purchased from
 related party
 (net of deferred
 taxes of
 $11,245,499)....         --             --    (24,454,501)          --    (24,454,501)
 Payments
 received for
 future royalties
 from related
 party (net of
 income taxes of
 $31,524,691)......       --             --     58,545,855           --     58,545,855
 Accretion on
 mandatorily
 redeemable
 convertible
 preferred
 stock...........         --             --            --            --       (147,918)
 Dividends
 accrued on
 mandatorily
 convertible
 redeemable
 preferred
 stock...........         --             --            --            --     (2,755,617)
 Valuation
 allowance to
 reflect
 realizability of
 tax benefits
 related to
 purchase of
 intellectual
 property from
 related party...         --             --    (11,245,499)          --    (11,245,499)
 Net loss and
 comprehensive
 loss............         --             --    (30,377,060)          --    (30,377,060)
                   ------------ ------------- ------------- ------------- -------------
 Balance at
 December 31,
 2000............         --             --    (74,240,250)          --    (27,269,228)
 Common stock
 issued in
 connection with
 stock option
 exercises.......         --             --            --            --         15,000
 Common stock
 issued in
 connection with
 stock option
 exercises for
 notes
 receivable......    (725,000)           --            --            --            --
 Deferred stock
 compensation
 related to
 grants of stock
 options.........         --     (21,755,976)          --            --            --
 Amortization of
 deferred stock
 compensation....         --       1,986,606           --            --      1,986,606
 Accretion on
 mandatorily
 redeemable
 convertible
 preferred
 stock...........         --             --            --            --       (785,626)
 Dividends
 accrued on
 mandatorily
 redeemable
 convertible
 preferred
 stock...........         --             --            --            --    (14,671,316)
                   ------------ ------------- ------------- ------------- -------------
                     (725,000)   (19,769,370)  (74,240,250)          --    (40,724,564)
                   ------------ ------------- ------------- ------------- -------------
 Net loss........         --             --    (25,622,503)          --    (25,622,503)
 Other
 comprehensive
 income
 Unrealized gain
 on short-term
 investments.....         --             --            --      1,995,336     1,995,336
                   ------------ ------------- ------------- ------------- -------------
 Comprehensive
 loss............         --             --    (25,622,503)    1,995,336   (23,627,167)
                   ------------ ------------- ------------- ------------- -------------
 Balance at
 September 30,
 2001
 (unaudited).....   $(725,000)  $(19,769,370) $(99,862,753)  $ 1,995,336  $(64,351,731)
                   ============ ============= ============= ============= =============



   The accompanying notes are an integral part of these financial statements.

                               ZYMOGENETICS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                     Nine months ended
                               Year ended December 31,                 September 30,
                         --------------------------------------  ---------------------------
                            1998         1999          2000          2000          2001
                         -----------  -----------  ------------  ------------  -------------
                                                                 (unaudited)    (unaudited)
Cash flows from
 operating activities
Net income (loss)......  $ 5,718,199  $ 9,422,363  $(30,377,060) $(12,214,202) $ (25,622,503)
Adjustments to
 reconcile net income
 (loss) to net cash
 provided by (used in)
 operating activities
 Depreciation and
  amortization.........    7,985,090    6,090,347     5,689,451     4,234,060      4,069,407
 Net loss (gain) on
  disposition of
  property and
  equipment............       72,145       52,085       111,080        85,507         (7,956)
 Provision for deferred
  income taxes.........   (2,251,949)  (1,742,762)   13,731,405   (15,535,420)           --
 Income taxes on future
  royalty payments from
  related party........          --           --    (31,524,691)          --             --
 Amortization of
  deferred stock
  compensation.........          --           --            --            --       1,986,606
 Realized loss on sale
  of securities........          --           --            --            --           6,012
 Amortization of
  discount on
  securities available
  for sale.............          --           --            --            --         404,902
 Changes in
  Receivables..........    8,254,291   10,023,529     2,850,238     6,603,289        391,637
  Prepaid expenses and
   other assets........    1,663,523   (1,816,364)     (220,556)     (812,462)       787,517
  Accounts payable.....      360,111     (835,748)      521,860       196,151        204,966
  Related party
   payables............   (5,865,098)     672,677    (4,281,414)    2,580,838       (278,975)
  Accrued liabilities..   (2,950,056)  (1,333,053)    1,731,110     1,384,694       (797,692)
  Stock appreciation
   plan liability, net
   of cash
   distributions.......   (2,942,576)    (424,702)   (3,712,369)   (3,712,369)           --
  Deferred revenue.....          --           --      6,458,333           --       2,936,401
  Other noncurrent
   liabilities.........      222,992      939,600     1,032,166       921,789       (640,203)
                         -----------  -----------  ------------  ------------  -------------
   Net cash provided by
    (used in) operating
    activities.........   10,266,672   21,047,972   (37,990,447)  (16,268,125)   (16,559,881)
                         -----------  -----------  ------------  ------------  -------------
Cash flows from
 investing activities
Purchase of property
 and equipment.........   (8,777,677)  (7,353,698)   (5,617,038)   (3,237,233)    (4,650,470)
Purchase of short-term
 investments...........          --           --            --            --    (193,961,453)
Proceeds from sale of
 property and
 equipment.............       54,432      216,051        60,789        18,694         72,698
Proceeds from sale and
 maturity of short-term
 investments...........          --           --            --            --      85,052,860
                         -----------  -----------  ------------  ------------  -------------
   Net cash used in
    investing
    activities.........   (8,723,245)  (7,137,647)   (5,556,249)   (3,218,539)  (113,486,365)
                         -----------  -----------  ------------  ------------  -------------
Cash flows from
 financing activities
Net proceeds from sale
 of Series B
 mandatorily redeemable
 convertible preferred
 stock (net of offering
 costs of $7,495,290)..          --           --    142,504,716           --             --
Proceeds from issuance
 of common stock.......          --           --            --            --          15,000
Intellectual property
 purchased from related
 party.................          --           --    (35,700,000)          --             --
Future royalty payments
 received from related
 party, net............          --           --     90,070,546           --             --
                         -----------  -----------  ------------  ------------  -------------
   Net cash provided by
    financing
    activities.........          --           --    196,875,262           --          15,000
                         -----------  -----------  ------------  ------------  -------------
Net increase (decrease)
 in cash and cash
 equivalents...........    1,543,427   13,910,325   153,328,566   (19,486,664)  (130,031,246)
Cash and cash
 equivalents at
 beginning of period...    4,194,165    5,737,592    19,647,917    19,647,917    172,976,483
                         -----------  -----------  ------------  ------------  -------------
Cash and cash
 equivalents at end of
 period................  $ 5,737,592  $19,647,917  $172,976,483  $    161,253  $  42,945,237
                         -----------  -----------  ------------  ------------  -------------
Supplemental disclosure
 of cash flow
 information
Cash paid to related
 party during the
 period for interest...  $       --   $       --   $    844,629  $    159,170  $         --
                         ===========  ===========  ============  ============  =============
Cash paid during the
 period for interest...  $   485,070  $    56,302  $      3,411  $      3,809  $       8,562
                         ===========  ===========  ============  ============  =============
Cash paid during the
 period for income
 taxes.................  $ 1,217,633  $ 2,307,363  $ 29,196,276  $  4,196,276  $         --
                         ===========  ===========  ============  ============  =============
Noncash financing
 activities
 Accretion on Series B
  mandatorily
  redeemable
  convertible preferred
  stock................  $       --   $       --   $    147,918  $        --   $     785,626
                         ===========  ===========  ============  ============  =============
 Conversion of Class A
  and Class B
  convertible preferred
  stock to common
  stock................  $       --   $       --   $      9,270  $        --   $         --
                         ===========  ===========  ============  ============  =============
 Issuance of dividend
  in form of Series A
  mandatorily
  redeemable
  convertible preferred
  stock................  $       --   $       --   $ 94,521,920  $        --   $         --
                         ===========  ===========  ============  ============  =============
 Dividends accrued on
  Series A and Series B
  mandatorily
  redeemable
  convertible preferred
  stock................  $       --   $       --   $  2,755,617  $        --   $  14,671,316
                         ===========  ===========  ============  ============  =============


   The accompanying notes are an integral part of these financial statements.

                               ZYMOGENETICS, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. Organization and summary of significant accounting policies

Nature of operations

   ZymoGenetics, Inc. (the Company) was incorporated in the state of Washington in June 1981 and operated independently until it was acquired in August 1988 by Novo Nordisk North America, a wholly owned subsidiary of Novo Nordisk A/S (Novo Nordisk). Effective November 9, 2000, the Company became an independent corporate entity with the completion of a private placement of Series B mandatorily redeemable convertible preferred stock with an investor consortium. At that time, Novo Nordisk's ownership percentage was reduced to 61.58% and its voting percentage to 48.25%.

   As an independent biopharmaceutical company, the Company is focused on the discovery and development of protein therapeutics for the prevention or treatment of significant human diseases. The Company has generated a broad pipeline of proprietary product candidates and intends to commercialize them through internal development, collaborations with biopharmaceutical partners or out-licensing of patents.

   The Company is in the early stages of operation as an independent company. Existing collaborative licensing arrangements will not generate sufficient revenues to fund its operations as planned. Development of the Company's product candidates will require significant further research, development, testing and regulatory approvals. Additional financing may be unavailable when needed or may not be available on acceptable terms. The Company's ability to meet its business plan objectives is dependent on its ability to raise additional financing, develop its product candidates and ultimately to fund its operations from revenues.

Interim financial information

   The financial information at September 30, 2001 and for the nine months ended September 30, 2001 and 2000 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its financial position, operating results, and cash flows for the interim dates and periods presented. Results for the nine months ended September 30, 2001 and 2000 are not necessarily indicative of results for the entire fiscal year or future periods.


Cash and cash equivalents

   The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less to be cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts in amounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Short-term investments

   Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses being reported as a separate component of shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The cost of securities sold is calculated using the specific identification method.

                               ZYMOGENETICS, INC.

Fair value of financial instruments

   The carrying values of cash, accounts receivable and payable, and accrued liabilities in the financial statements approximate fair value because of the short-term nature of these instruments.

Property and equipment

   Property and equipment are stated at cost. Additions, betterments and improvements are capitalized and depreciated. When assets are retired or otherwise disposed of, the cost of the assets and related depreciation is eliminated from the accounts and any resulting gain or loss is reflected in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which includes five years for furniture and lab equipment, ten years for pilot plant equipment and leasehold improvements and 40 years for the buildings. Expenditures for repairs and maintenance are charged to expense as incurred.

   Leasehold improvements are amortized evenly over either their estimated useful lives or the term of the lease, whichever is shorter.

Impairment of long-lived assets

   In accordance with the provisions of Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), the Company reviews long-lived assets, including intangible assets and property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. An impairment loss will be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. While the Company's current operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly, the Company has not recognized any impairment losses through December 31, 2000.

Patents and licensing agreements

   It is the Company's practice to seek patent protection on processes and products in various countries. Patent application costs are expensed as incurred, as recoverability of such expenditures is uncertain. Acquisition costs attributable to patents are capitalized and amortized using the straight-line method over a period of ten years.

Revenue recognition

   For the years 1998 and 1999, the Company earned revenues by conducting contract research for Novo Nordisk and related entities. The Company's revenues were based on an agreement with Novo Nordisk whereby the Company was paid 110% of its research and development costs incurred in connection with approved projects. The Company recognized revenues related to this agreement as expenses were incurred. This agreement was terminated effective January 1, 2000.

   Revenues from royalties are received from related and third parties for sales of products that include technology developed by the Company. Revenues are recognized when due and amounts are considered collectible.

                               ZYMOGENETICS, INC.

   Revenues from license fees, option fees and up-front payments, which are received in connection with other rights or services that represent continuing obligations of the Company, are recognized systematically over the period that the fees or payments are earned. Revenues from milestone payments representing completion of separate and substantive earnings processes will be recognized when the milestone is achieved and amounts are due and payable.

Research and development costs

   Research and development costs, including personnel costs, supplies, depreciation, amortization and other indirect costs, are charged to expenses as incurred.

Income taxes

   The Company records a provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), which utilizes the liability method of accounting for income taxes. Deferred tax assets or liabilities are recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the period of the deferred tax assets and liabilities. A valuation allowance is recorded when it is more likely than not that the deferred tax asset will not be recovered.

   Through November 9, 2000, the Company was included in the consolidated federal income tax return of Novo Nordisk. A provision for income taxes has been made in accordance with a tax sharing agreement between the Company and Novo Nordisk that requires a "separate company" basis, allocating taxes to each party as if it were a separate taxpayer. Subsequent to November 9, 2000, the Company will file its income tax return as a stand-alone taxpayer.

Stock-based compensation

   As permitted by the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123), the Company has elected to follow Accounting Principles Board No. 25, Accounting for Stock Issued to Employees (APB 25), in accounting for its employee stock option grants and apply the disclosure-only provisions of SFAS 123 to account for its stock option plan. Under APB 25, compensation expense is based on the excess, if any, of the estimated fair value of the Company's stock at the date of grant over the exercise price of the option. Deferred compensation is being amortized over the vesting period of the individual options, using the straight-line method.

Other comprehensive income/(loss)

   The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), effective January 1, 1998. SFAS 130 requires the disclosure of comprehensive income and its components in the financial statements. Comprehensive income is the change in shareholders' equity (deficit) from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For all periods through December 31, 2000, net income
(loss) equaled the comprehensive income (loss). For the nine months ended September 30, 2001, comprehensive loss was $23.6 million.


Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                               ZYMOGENETICS, INC.

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited pro forma shareholders' equity

   Upon the closing of the Company's initial public offering, all of the mandatorily redeemable convertible preferred stock outstanding will automatically be converted into common stock on a 3.6-for-1 basis. The unaudited pro forma shareholders' equity on the balance sheet reflects the effect of such conversion.


Earnings (loss) per share

   Basic net income (loss) per share has been computed based on net income
(loss) available to common shareholders and the weighted-average number of common shares outstanding during the applicable period. For periods in which the Company has experienced net losses available to common shareholders, common stock equivalents are excluded from the computation of diluted net loss per share because they are antidilutive. For periods for which the Company experiences net income available to common shareholders, common stock equivalents are included in the denominator on a weighted-average basis for computing diluted net income per share. The Company first issued stock options in 2000. Common stock equivalents in 1998 and 1999 consisted of shares of convertible preferred stock. Shares subject to repurchase have been excluded from the denominator for both the basic and diluted computations.


   Basic and diluted pro forma net loss per share, as presented in the statements of operations, has been computed as described above and gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

                               ZYMOGENETICS, INC.

   The following table presents the calculation of basic and diluted and pro forma basic and diluted (unaudited) net income (loss) per share:


                                                                  Nine months ended
                               Year ended December 31,              September 30,
                          ----------------------------------  --------------------------
                             1998       1999        2000          2000          2001
                          ---------- ---------- ------------  ------------  ------------
                                                              (unaudited)   (unaudited)
Net income (loss)
 attributable to common
 shareholders...........  $5,718,199 $9,422,363 $(33,280,595) $(12,214,202) $(41,079,445)
                          ========== ========== ============  ============  ============
Weighted-average shares
 used in computing basic
 net income (loss) per
 share..................   8,455,406  8,455,406    9,845,870     9,196,987    11,803,720
Convertible preferred
 stock..................   3,337,114  3,337,114          --            --            --
                          ---------- ---------- ------------  ------------  ------------
Weighted-average shares
 used in computing
 diluted net income
 (loss) per share.......  11,792,520 11,792,520    9,845,870     9,196,987    11,803,720
                          ========== ========== ============  ============  ============
Net income (loss) per
 share--basic...........  $     0.68 $     1.11 $      (3.38) $      (1.33) $      (3.48)
                          ========== ========== ============  ============  ============
Net income (loss) per
 share--diluted.........  $     0.48 $     0.80 $      (3.38) $      (1.33) $      (3.48)
                          ========== ========== ============  ============  ============
Pro forma (unaudited)
  Net income (loss)
   attributable to
   common shareholders
   as above.............                        $(33,280,595)               $(41,079,445)
  Pro forma adjustment
   for preferred stock
   dividend.............                           2,755,617                  14,671,316
  Pro forma adjustment
   for accretion on
   mandatorily
   redeemable
   convertible preferred
   stock................                             147,918                     785,626
                                                ------------                ------------
  Pro forma net loss
   attributable to
   common shareholders..                        $(30,377,060)               $(25,622,503)
                                                ============                ============
Shares used above.......                           9,845,870                  11,803,720
  Pro forma adjustment
   to reflect weighted-
   average effect of
   assumed conversion of
   mandatorily
   redeemable
   convertible preferred
   stock................                           3,335,282                  23,543,159
                                                ------------                ------------
  Weighted-average
   shares used in
   computing pro forma
   basic and diluted net
   loss per common
   share................                          13,181,152                  35,346,879
                                                ============                ============
  Pro forma basic and
   diluted net loss per
   common share.........                        $      (2.30)               $      (0.72)
                                                ============                ============
Antidilutive securities
 not included in net
 loss per share
 calculation
  Mandatorily redeemable
   convertible preferred
   stock................         --         --    23,543,159           --     23,543,159
  Options to purchase
   common stock.........         --         --     4,311,000     4,219,920     6,402,292
  Shares subject to
   repurchase...........         --         --           --            --         87,750
                          ---------- ---------- ------------  ------------  ------------
                                 --         --    27,854,159     4,219,920    30,033,201
                          ========== ========== ============  ============  ============

                               ZYMOGENETICS, INC.

Reclassifications

   Certain amounts in the December 31, 1999 and 1998 financial statements have been reclassified to conform to the December 31, 2000 presentation. There was no impact on previously reported net income.

Recent accounting pronouncements

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Financial Instruments and for Hedging Activities (SFAS 133), which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 2000 and did not have an impact on the Company's results of operations or financial condition when adopted as the Company holds no derivative financial instruments and does not currently engage in hedging activities.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, Revenue Recognition (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. SAB 101 became effective and was implemented for the year ended December 31, 2000. The adoption of SAB 101 had no material effect on the financial position or results of operations of the Company.

   In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), which provides a comprehensive standard of accounting for business combinations. SFAS 141 is effective for all business combinations after June 30, 2001.

   In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires a change in accounting for goodwill and certain other intangible assets. SFAS 142 is effective for fiscal years beginning after December 15, 2001 and is not anticipated to have an impact on the Company's results of operations or financial condition when adopted, as the Company has no goodwill or other intangible assets.

2. Property and equipment

   Property and equipment consisted of the following at December 31:

                                                       1999          2000
                                                   ------------  ------------
     Land and building............................ $ 43,546,578  $ 44,690,770
     Leasehold improvements.......................    5,737,412     5,737,412
     Furniture and equipment......................   31,254,165    34,344,331
     Construction in progress.....................       27,693       286,160
                                                   ------------  ------------
                                                     80,565,848    85,058,673
     Less: Accumulated depreciation and
      amortization................................  (33,905,472)  (38,642,579)
                                                   ------------  ------------
                                                   $ 46,660,376  $ 46,416,094
                                                   ============  ============

                               ZYMOGENETICS, INC.

3. Accrued liabilities

   Accrued liabilities consisted of the following at December 31:

                                                             1999       2000
                                                          ---------- ----------
     Accrued vacation pay................................ $1,101,214 $1,419,946
     Accrued incentive compensation......................    510,524  1,272,073
     Accrued contract research...........................    141,109    576,387
     Accrued city and state taxes........................    146,525    434,070
     Accrued severance payments..........................    331,156    193,246
     Other...............................................    184,128    250,044
                                                          ---------- ----------
                                                          $2,414,656 $4,145,766
                                                          ========== ==========

4. Transactions and accounts with related parties

   Novo Nordisk has been granted an option to obtain an exclusive license to an unlimited number of proteins discovered after August 1995 that modulate insulin producing beta cells and for up to the greater of eight or 25% of the Company's protein candidates other than those related to beta cells over a period of four years beginning November 10, 2000. In return, the Company is entitled to receive four annual payments of $7.5 million, the first of which was received in November 2000. The option payments will be recognized ratably over the term of the agreement. Novo Nordisk may elect to extend the agreement for a period of two additional years, with the right to license up to four more protein candidates in return for continuing the $7.5 million annual payments to the Company. Upon exercise of an option by Novo Nordisk, the Company will receive an up-front license fee, the amount of which is dependent on the stage of the product candidate licensed. Additionally, Novo Nordisk will be obligated to make payments upon the achievement of predefined development milestones and to pay royalties on sales of resulting products.

   During the years ended December 31, 1998 and 1999, the Company performed significant portions of its research and development for its former parent, Novo Nordisk, and affiliated companies. The Company had an agreement with Novo Nordisk effective as of January 1, 1991 whereby the Company was reimbursed for 110% of its research and development costs and an appropriate allocation of general and administrative expenses incurred in connection with approved projects. The agreement was terminated effective January 1, 2000, and accordingly, no research and development contract revenues were recorded in 2000. Revenues related to the agreement were approximately $63.7 million and $63.5 million for the years ended December 31, 1999 and 1998, respectively.

   During 2000, Novo Nordisk paid approximately $90.1 million to the Company, $76.4 million of which was in return for assignment of all rights and obligations with respect to NovoSeven (Factor VII) and $13.7 million for the grant of a perpetual license to the technology relating to analogues of human insulin, including the technology underlying Novo Nordisk's product, NovoRapid. Also, the Company paid $35.7 million to Novo Nordisk to purchase its rights outside the United States to the Company's portfolio of patents, patent applications and related intellectual property, including Regranex and Thrombopoietin, that had been developed pursuant to the research and development agreement described above. Concurrently, Novo Nordisk contributed to the Company the rights to this intellectual property in the United States. Because these transactions were consummated when the Company was controlled by Novo Nordisk, they have been recorded as capital transactions. On August 4, 2000, the Company entered into a loan in the amount of $35.7 million with Novo Nordisk to fund the purchase of the intellectual property described above. The loan accrued interest of 6.94% per annum and, together with the principal, was paid in full on October 13, 2000. Various other loans were arranged with Novo Nordisk with annual interest rates ranging from 6.82% to 6.87% and with full repayment occurring within seven days of origination. There were no loan obligations due to Novo Nordisk as of December 31, 2000.

                               ZYMOGENETICS, INC.

   The Company has earned royalties on several products marketed and sold by Novo Nordisk, including Novolin (recombinant insulin), GlucaGen (recombinant glucagon) and NovoSeven (Factor VII). For Novolin and GlucaGen, royalties were based on contracts predating the Company's acquisition by Novo Nordisk. Minimum royalties were collected through 1999; however, an analysis completed in 2000 showed additional royalties due the Company for Novolin and GlucaGen of approximately $12.1 million and $3.1 million, respectively. These amounts plus an interest charge of approximately $2.3 million were recorded in 2000 when collectability was assured, and the amounts were fixed and determinable. Including the aforementioned royalty amounts, the Company earned total royalties from Novo Nordisk of approximately $2.9 million, $5.7 million and $29.3 million for the years ended December 31, 1998, 1999 and 2000, respectively.

   During 2000, the Company entered into a cross-license agreement with Novo Nordisk which provides non-exclusive licenses to each party to conduct research using the other party's intellectual property relating to Kunitz domain and Kunitz proteins. In addition, the Company has entered into other cross-licensing agreements with Novo Nordisk relating to certain other technologies.

   During 1999, the Company entered into an agreement with Novo Nordisk (China) Investment Company Ltd. (NNIC), which is a wholly owned subsidiary of Novo Nordisk, whereby NNIC would perform research for the Company. Payments totaling $150,000 were made to NNIC during 1999.

   Pursuant to the private placement of Series B mandatorily redeemable convertible preferred stock, and subject to certain conditions, Novo Nordisk made a commitment to invest up to $100 million in the Company in any qualified private placement of shares completed during the four-year period ending November 10, 2006. The amount of Novo Nordisk's investment will be limited to the amount invested by the holders of Series B mandatorily redeemable preferred stock in such private placement. Any such purchase will be structured to ensure that Novo Nordisk owns no more than 49% of the Company's outstanding shares of voting securities.

   All amounts related to research and development contracts and royalty agreements have been processed through intercompany accounts that are settled quarterly. Amounts receivable from Novo Nordisk and related entities were approximately $7.1 million and $3.4 million at December 31, 1999 and 2000, respectively. Amounts payable to Novo Nordisk and related entities were $85,138 and $278,975 at December 31, 1999 and 2000, respectively.

5. Novo Nordisk stock appreciation rights

   In 1988, the Company adopted a plan providing that officers and other key employees be granted rights to the appreciation in the market value of a stated number of shares of common stock of Novo Nordisk listed on the New York Stock Exchange. The rights became exercisable over three- and five-year periods and had a life of ten years. The exercise price of the rights ranged from 85% to 90% of Novo Nordisk's common stock price on the date of the grant. Expenses were charged or credited for the aggregate appreciation or depreciation of the rights during each reporting period. Changes in the value of outstanding rights resulted in compensation expense of approximately $1.5 million for the year ended December 31, 2000 and reduction in compensation expense of $208,125 and $364,780 for the years ended December 31, 1999 and 1998, respectively. As of December 31, 2000, all such rights have been exercised and none remain outstanding.

6. Novo Nordisk Share Offering Plan

   During 1999, Novo Nordisk implemented the Novo Nordisk 1999 Share Offering Plan (the NSOP). The NSOP provided all eligible employees a one-time grant of options to purchase shares of common stock of Novo Nordisk for $11.05 per share based on their years of service with the Company. The options were fully vested when granted on March 23, 1999 and all options expired on April 5, 1999. A total of 8,920 shares were granted, of which, 100 were forfeited and 8,820 were exercised in 1999. The market value of the stock at the date of grant was approximately $106 per share.

                               ZYMOGENETICS, INC.

    The Company was required to pay Novo Nordisk for the difference between the exercise price and the market value of the options at the date of grant. Accordingly, the Company recognized compensation expense of $820,701 for the year ended December 31, 1999.

   The Company applied APB 25 in accounting for the NSOP. Accordingly, compensation cost has been recognized using the intrinsic value based model. Had compensation for the NSOP been determined based on the fair value at the grant date for the award consistent with the fair value method of SFAS 123, the Company's net income would not have been significantly different.

7. Employee incentive plan

   The Company adopted a Key Employee Incentive Plan (KEIP) to promote the achievement of its short- and long-term objectives. Participation in the KEIP is limited to employees approved by the Company's management committee. The plan period for the KEIP is January 1, 1999 through December 31, 2000. The KEIP awards for the 1999 plan year were based on the number of protein lead product candidates and investigational new drug applications achieved. The awards for the 2000 plan year were based on determining therapeutic utility and initiating preclinical efficacy studies for proteins. The Company accrued and expensed $485,792 and $572,377 for the years ended December 31, 1999 and 2000, respectively.

8. Retirement plans

Defined contribution

   The Company has established a 401(k) retirement plan covering substantially all of its employees. The plan provides for matching and discretionary contributions by the Company. Such contributions were approximately $1.1 million, $1.3 million and $1.6 million for the years ended December 31, 1998, 1999 and 2000, respectively.

Deferred compensation plan

   The Company has a Deferred Compensation Plan (the DCP) for key employees. Eligible plan participants are designated by the Company's board of directors. The DCP allows participants to defer up to 15% of their annual compensation and up to 100% of any bonus. The DCP provides for discretionary contributions by the Company; such contributions were approximately $108,000 and $96,000 for the years ended December 31, 1999 and 2000, respectively. At December 31, 1999 and 2000, approximately $1.9 million and $3.1 million, respectively, was deferred under the DCP and was recorded as other noncurrent liabilities.

9. Income taxes

   At December 31, 2000, the Company had net operating loss carryforwards of approximately $5.9 million, a rehabilitation tax credit carryforward of $1.5 million and alternative minimum tax credit carryforwards of $1.2 million. The carryforwards are available to offset future tax liabilities. These credits will expire in the years 2008 to 2020. The Company has provided a valuation allowance at December 31, 2000 to offset the excess of deferred tax assets over the deferred tax liabilities, due to the Company's status as a stand-alone taxpayer and the uncertainty of realizing the benefits of the net deferred tax asset. No valuation allowance was provided at December 31, 1999, as the Company filed its tax returns with Novo Nordisk's and realization of deferred tax assets was not uncertain. The Internal Revenue Code (Section 382) contains provisions which may limit the net operating loss carryforwards available for use in any given year if certain changes in ownership interest occur.

                               ZYMOGENETICS, INC.

   Components of the income tax expense (benefit) were as follows at the years ended December 31:

                                             1998         1999         2000
                                          -----------  -----------  -----------
     Current............................. $ 3,524,996  $ 4,196,276  $(7,838,003)
     Deferred............................  (2,251,949)  (1,742,762)  13,731,405
                                          -----------  -----------  -----------
                                          $ 1,273,047  $ 2,453,514  $ 5,893,402
                                          ===========  ===========  ===========

   Temporary differences, which give rise to deferred tax assets and liabilities, are as follows at December 31:

                                                        1999         2000
                                                     ----------- ------------
     Deferred tax assets
       Net operating loss carryforwards............. $       --  $  2,071,000
       Research and development tax credit
        carryforwards...............................   8,931,000   10,691,000
       Alternative minimum tax credit
        carryforwards...............................         --     1,242,000
       Rehabilitation tax credit carryforwards......   1,507,000    1,507,000
       Intellectual property purchased from Novo
        Nordisk.....................................         --    11,246,000
     Other..........................................   3,293,405    2,493,000
                                                     ----------- ------------
                                                      13,731,405   29,250,000
     Deferred tax liabilities
       Deferred revenue.............................         --    (2,260,000)
                                                     ----------- ------------
                                                      13,731,405   26,990,000
     Less: Valuation allowance......................         --   (26,990,000)
                                                     ----------- ------------
     Net deferred tax asset......................... $13,731,405 $        --
                                                     =========== ============

   On October 20, 2000, the Company entered into a tax sharing agreement with Novo Nordisk. The agreement states that all research and development tax credit carryforwards generated by the Company prior to November 9, 2000 used by the Company to generate a tax benefit in future periods shall be reimbursed to Novo Nordisk. The total amount paid shall not exceed $12 million. As of December 31, 2000, the Company has research and development tax credit carryforwards of $10.7 million which begin to expire in 2008.

   Realization of the deferred tax asset associated with intellectual property purchased from Novo Nordisk will be reflected as increases in shareholders' equity and will not be reflected as tax benefits in the statement of operations.

   The reconciliation between the Company's effective tax rate and the income tax rate is as follows for the years ended December 31:


                                                              1998  1999  2000
                                                              ----  ----  ----
     Federal income tax rate.................................  35%   35%   35%
     Research and development tax credits.................... (25)  (14)  --
     Nondeductible amortization of patent costs..............   8   --    --
     Nondeductible expenses.................................. --     (1)  --
     Valuation allowance..................................... --    --    (62)
     Other................................................... --      1     3
                                                              ---   ---   ---
     Effective tax rate......................................  18%   21%  (24%)
                                                              ===   ===   ===

                               ZYMOGENETICS, INC.

10. Commitments

   The Company leases certain office and laboratory space, all of which has been subleased to a third party. Future minimum rental payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows:

     Year ending December 31,
     ------------------------
       2001........................................................ $ 1,824,000
       2002........................................................   1,830,000
       2003........................................................     247,000
       2004........................................................      14,000
       2005........................................................         --
       Thereafter..................................................         --
                                                                    -----------
                                                                      3,915,000
     Less: Future sublease income..................................  (3,715,000)
                                                                    -----------
     Net future minimum rental payments............................ $   200,000
                                                                    ===========

   Net rental expense for the years ended December 31, 1998, 1999 and 2000 was approximately $1.4 million, $1.4 million and $43,000, respectively. Cash received under the sublease agreements for the subleased office space was approximately $856,000 per year for the years ended December 31, 1998 and 1999 and $1.8 million for the year ended December 31, 2000.

   The Company established a severance plan in 1996, which provides salary and health insurance for up to 52 weeks from notice of termination. In addition, certain key employees have employment agreements with the Company providing certain additional severance benefits. As of December 31, 1999 and 2000, approximately $511,000 and $193,000, respectively, was payable under the plan and employment agreements.

11. Mandatorily redeemable convertible preferred stock

   In November 2000, the Company issued 4,011,768 shares of Series B mandatorily redeemable convertible preferred stock to a group of investors at a price per share of $37.39, which provided proceeds to the Company of approximately $142.5 million, net of offering costs of approximately $7.5 million. The Company will accrete the net proceeds, using the effective interest method, to the liquidation value on the earliest mandatory redemption date of November 10, 2007.

   In November 2000, the Company declared a dividend on the outstanding common stock owned by Novo Nordisk, issuing 2,528,000 shares of Series A mandatorily redeemable convertible preferred stock. The dividend was computed at $37.39 per share of Series A mandatorily redeemable convertible preferred stock.

   Mandatorily redeemable convertible preferred stock at December 31, 2000 consisted of the following:

                                                                   Amount, net
                                       Shares                           of
                               ----------------------              unamortized
                                          Issued and  Liquidation    issuance
                               Designated outstanding  preference      cost
                               ---------- ----------- ------------ ------------
       Series A............... 2,528,000   2,528,000  $ 95,587,126 $ 95,587,126
       Series B............... 4,011,768   4,011,768   151,690,417  144,343,045
                               ---------   ---------  ------------ ------------
                               6,539,768   6,539,768  $247,277,543 $239,930,171
                               =========   =========  ============ ============

                               ZYMOGENETICS, INC.

Dividends

   Subject to the rights of other holders of preferred stock that may be issued with dividend rights equal or superior to the rights of Series A or B holders, the holders of Series A and B mandatorily redeemable convertible preferred stock (preferred stock) are entitled to receive a cumulative dividend of 8% per annum on the then current liquidation value. Dividends accrue on a quarterly basis effective November 10, 2000 and are payable only when and if declared by the Company's board of directors. No dividends can be paid to holders of common stock unless all accrued but unpaid dividends are first paid to the holders of preferred stock.

Conversion

   Each share of preferred stock automatically converts into 3.6 shares of common stock, subject to certain potential adjustments, in the event of an initial public offering of the Company's common stock in which gross offering proceeds exceed $50 million and the offering price is at least 150% of the price per share paid for the Series B mandatorily redeemable convertible preferred stock. Each share of preferred stock is convertible into common stock at any time at the option of the holder. Series B preferred shares convert into voting common stock. Series A preferred shares convert into non-voting common stock.


Liquidation

   Upon any liquidation, dissolution or winding up of the Company, the holders of preferred stock shall be entitled to be paid out of any assets of the Company legally available an amount equal to the greater of $37.39 per share plus all accrued and unpaid dividends (the Liquidation Value) or the pro rata portion of the assets of the Company available for distribution that the holders of preferred stock would be entitled to receive on an as-converted basis together with the holders of common stock. If the assets of the Company are insufficient to permit payment in full, the assets of the Company available for distribution will be distributed ratably among the holders of preferred stock in proportion to the full amount to which they would otherwise be entitled.

Mandatory redemption

   On November 10, 2007 or a later date consented to in writing by the holders of a majority of the shares of Series B mandatorily redeemable convertible preferred stock, the Company must redeem, from any source of funds legally available, all outstanding shares of Series A and B preferred stock. Redemption is effected through payment of cash in the amount of the Liquidation Value in exchange for each outstanding share of preferred stock.

Voting rights

   Each holder of Series B mandatorily redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such holder's shares are convertible. The Series A mandatorily redeemable convertible preferred stock is non-voting. However, the holders of Series A preferred stock have the right to appoint two of the Company's nine directors.

12. Shareholders' equity (deficit)

   The Company's authorized capital stock consists of 130,000,000 shares of no par value common stock and 30,000,000 shares of no par value preferred stock. Prior to the filing of amended articles of incorporation in November 2000, the common stock had a par value of $0.01 per share.

                               ZYMOGENETICS, INC.

Common stock

   In August 2000, Novo Nordisk converted 420,000 shares of Class A convertible preferred stock and 506,976 shares of Class B convertible preferred stock to 3,337,114 shares of common stock. At December 31, 2000, 23,543,159 shares of authorized common stock were reserved for issuance upon conversion of preferred stock.


Stock options

   In March 2000, the Company adopted the 2000 Stock Incentive Plan (the Plan). The Plan provides for the issuance of incentive stock options and nonqualified stock options to employees, directors, consultants and other independent contractors who provide services to the Company. The Company has reserved a total of 6,066,000 shares of common stock for issuance under the Plan, of which 1,755,000 are available for future grant at December 31, 2000. The Company's board of directors is responsible for administration of the Plan and determines the term of each option, exercise price and the vesting terms. Options generally vest over a four-year period and expire ten years from the date of grant. Options to purchase 144,000 shares that are immediately exercisable have been granted to certain board members.


   A summary of stock option activity under the Plan is presented below:


                                                               Weighted-average
                                              Weighted-average  fair value at
                                    Options    exercise price     grant date
                                   ---------  ---------------- ----------------
     Balance, January 1, 2000.....       --        $ --             $ --
     Granted...................... 4,331,520        2.78             0.68
     Exercised....................       --          --               --
     Canceled.....................   (20,520)       2.78
                                   ---------
     Balance, December 31, 2000... 4,311,000       $2.78
                                   =========


   The exercise price of options granted in 2000 was equal to the estimated fair value of the Company's shares at the date of grant.

   The following table summarizes information about options outstanding at December 31, 2000:


                                          Options outstanding                Options exercisable
                              ------------------------------------------- --------------------------
                                                         Weighted-average
                                                            remaining
                              Weighted-average Number of contractual life Number of Weighted-average
                              exercise prices   options     (in years)     options  exercise prices
                              ---------------- --------- ---------------- --------- ----------------
     Exercise price at $2.78       $2.78       4,311,000       9.7         144,000       $2.78


   Had compensation cost been determined based on the fair value of the options at the grant date consistent with the provisions of SFAS 123, the Company's pro forma net loss for the year ended December 31, 2000 would have been approximately $31.2 million or $3.46 per share basic and diluted, versus the actual net loss of approximately $30.4 million or $3.38 per share basic and diluted, as reported. Since options vest over several years and additional option grants are expected to be made in future years, the pro forma impact on the results of operations for the year ended December 31, 2000 is not representative of the pro forma effects on results of operations for future periods.

                               ZYMOGENETICS, INC.

   The fair value of each option is estimated on the date of grant using the minimum value method allowable for nonpublic companies with the following weighted-average assumptions for the year ended December 31:

                                                                          2000
                                                                         -------
Expected dividend yield.................................................      0%
Expected stock price volatility.........................................      0%
Risk-free interest rate.................................................   5.58%
Expected life of options................................................ 5 years

13. Subsequent event


   On January 9, 2002, the Company affected a 3.6-for-1 stock split of its common stock and non-voting common stock in the form of a stock dividend. All common stock share and per share amounts in these financial statements have been adjusted retroactively to reflect the stock split.

                            10,000,000 Shares


                            [LOGO OF ZYMOGENETICS]

                                 Common Stock

                              ------------------

                                  PROSPECTUS

                                    , 2002


                              ------------------


                          Joint Book-Running Managers

Lehman Brothers                                             Merrill Lynch & Co.

                              ------------------

                           Bear, Stearns & Co. Inc.

                         Pacific Growth Equities, Inc.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


     Securities and Exchange Commission registration fee............ $   45,000
     NASD filing fee................................................     18,500
     Nasdaq National Market listing fee.............................    150,000
     Blue Sky fees and expenses.....................................      5,000
     Printing and engraving expenses................................    175,000
     Legal fees and expenses........................................    750,000
     Accounting fees and expenses...................................    425,000
     Transfer Agent and Registrar fees..............................     10,000
     Miscellaneous expenses.........................................     21,500
                                                                     ----------
       Total........................................................ $1,600,000
                                                                     ==========


Item 14. Indemnification of Directors and Officers

   Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 10 of the registrant's Amended and Restated Bylaws (Exhibit 3.2 hereto) provides for indemnification of the registrant's directors, officers and, in certain instances, employees.

   Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 9 of the registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) and Section 10 of the registrant's Amended and Restated Bylaws (Exhibit 3.2 hereto) contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities pursuant to a liability insurance policy maintained by the registrant for such purpose.

   The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in this registration statement.

Item 15. Recent Sales of Unregistered Securities

   Since August 31, 1998, the registrant has issued and sold unregistered securities as follows:

   Effective November 2000, the registrant issued 4,011,768 shares of Series B preferred stock, convertible into 14,442,359 shares of common stock of the registrant, to 16 accredited or institutional investors for a consideration of $37.39 per share, or an aggregate of approximately $150 million. The sale and issuance of these securities were exempt from registration under the Securities Act pursuant to Section 4(2). The recipients represented their intention to acquire the securities for investment purposes only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transaction. Lehman Brothers Inc. acted as placement agent in connection with the sale and issuance of these securities.


   From August 23, 2000 through December 31, 2001, the registrant granted stock options to purchase 7,960,586 shares of common stock, with exercise prices ranging from $2.78 to $4.72 per share, under the registrant's Amended and Restated 2000 Stock Incentive Plan. Of these, options for 354,514 shares have been canceled without being exercised, options for 271,080 shares have been exercised and options for 7,334,992 shares remain outstanding. The sales and issuances of these securities were exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701, or pursuant to Section 4(2) thereof, on the basis that the transactions did not involve a public offering.


Item 16. Exhibits and Financial Statement Schedules

    (a) Exhibits


 Exhibit
   No.                                 Description
 ------- ----------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.

  3.1+   Amended and Restated Articles of Incorporation of the registrant.

  3.2+   Amended and Restated Bylaws of the registrant.

  4.1    Specimen Common Stock Certificate.

  5.1    Opinion of Perkins Coie LLP.

  9.1+   Voting Agreement, dated October 20, 2000, by and between Warburg,
         Pincus Equity Partners, L.P. and Ernesto Bertarelli.

  9.2+ Agreement and Waiver of Co-Sale Rights, dated July 16, 2001, by and among the registrant, the holders of Series B Preferred Stock listed on the signature pages thereto and Serono B.V.

  9.3+ Share Transfer and Voting Agreement, dated January 2, 2001, by and between Warburg, Pincus Equity Partners, L.P. and Mount Everest
         Advisors, L.L.C. and acknowledged by the registrant.

 10.1+ Employment Agreement, dated November 9, 2000, between the registrant and Bruce L.A. Carter.

 10.2+   Employment Agreement, dated April 23, 2001, between the registrant and
         Frank D. Collins.

 10.3+   Employment Agreement, dated March 23, 2001, between the registrant and
         Patrick J. O'Hara.

 10.4+   Employment Agreement, dated March 21, 2001, between the registrant and
         Jan K. Ohrstrom.

 10.5+   Employment Agreement, dated April 30, 2001, between the registrant and
         James A. Johnson.

 10.6+ Employment Agreement, dated August 13, 2001, between the registrant and Shinko U. Campos.

 10.7+ Series B Preferred Stock Purchase Agreement, dated October 20, 2000, by and among the registrant, Novo Nordisk A/S and the other investors listed on Exhibit A thereto.

 10.8+ Series B Co-Sale Agreement by and among the registrant and the persons listed on Schedule A thereto, entered into and effective as of November 10, 2000.

 10.9+   Shareholders' Agreement by and among the registrant, Novo Nordisk A/S,
         Novo Nordisk Pharmaceuticals, Inc. and the investors listed on Schedule A thereto, effective as of November 10, 2000.

 Exhibit
   No.                                 Description
 ------- ----------------------------------------------------------------------
 10.10+  Investors' Rights Agreement by and among the registrant, Novo Nordisk
         Pharmaceuticals, Inc. and the persons listed on Schedule A thereto, effective as of November 10, 2000.

 10.11+  Amended and Restated 2000 Stock Incentive Plan.

 10.12+  Incentive Compensation Plan Summary.

 10.13+  Key Employee Incentive Plan 2000.

 10.14+  Deferred Compensation Plan for Key Employees.

 10.15+* License Agreement, dated December 31, 1998, as amended on February 4,
         1999 and October 23, 2000, between the registrant and St. Jude
         Children's Research Hospital.

 10.16+* License Agreement, dated February 23, 1989, between the registrant and the University of Washington.

 10.17* License Agreement, dated January 18, 1994, including Amendment No. 1, dated January 1, 1997, and Amendment No. 2, dated June 5, 2000, between and among the registrant, Novo Nordisk A/S, Johnson & Johnson and Chiron Corporation.

 10.18+* Insulin Agreement, dated August 6, 1982, between the registrant and
         Novo Industri A/S.

 10.19+* Letter Agreement, dated March 13, 1987, between the registrant and
         Novo Industri A/S.

 10.20+* Amended and Restated Human Glucagon, Analogues of Human Glucagon,
         Analogues of Human Insulin Letter Agreement, dated September 28, 2000, between the registrant and Novo Nordisk A/S.

 10.21+* License Agreement for Analogues of Human Insulin, dated September 28,
         2000, between the registrant and Novo Nordisk Health Care AG.

 10.22* Option and License Agreement, effective November 10, 2000, as amended effective as of June 16, 2000 and October 20, 2000, between the registrant and Novo Nordisk A/S.

 10.23+ Tax Sharing Agreement, effective October 20, 2000, between the registrant and Novo Nordisk of North America, Inc.

 10.24* Cross-License Agreement, effective November 10, 2000, between the registrant and Novo Nordisk A/S, Enzyme Business.

 10.25+* Cross-License Agreement, effective November 10, 2000, between the registrant and Novo Nordisk A/S.

 10.26* Kunitz Protein Agreement, effective November 10, 2000, between the registrant and Novo Nordisk A/S.

 10.27+  Royalty Agreement pertaining to the January 18, 1994 Agreement
         Relating to Platelet Derived Growth Factor, dated January 1, 2000, between the registrant and Novo Nordisk.

 10.28*  Collaborative Development and Marketing Agreement, effective August
         30, 2001, by and between the registrant and Ares Trading S.A.

 10.29+  2001 Stock Incentive Plan.

 10.30+  Stock Option Grant Program for Nonemployee Directors under the
         ZymoGenetics 2001 Stock Incentive Plan.

 10.31+ Form of Promissory Note, dated September 14, 2001, between the registrant and the executive officers listed on Schedule A thereto.

 10.32+ Form of Pledge and Security Agreement, dated September 14, 2001, between the registrant and the executive officers listed on Schedule A thereto.

 10.33+ Pledge and Security Agreement, dated September 14, 2001, between the registrant and Bruce L.A. Carter.

Exhibit
  No.                                             Description
-------  ---------------------------------------------------------------------------------------------
10.34    Office Lease Agreement, dated November 9, 2001, between the registrant and 1144 Eastlake LLC.

10.35    Employment Agreement, dated January 2, 2002, between the registrant and Mark D. Young.

23.1     Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2     Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).

24.1+    Power of Attorney (contained on signature page).

--------



+  Previously filed.


* Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.



    (b) Financial Statement Schedules

   All schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes thereto.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 10th day of January, 2002.


                                          ZymoGenetics, Inc.

                                                 /s/ Bruce L.A. Carter
                                          By: _________________________________
                                                     Bruce L.A. Carter
                                             Its President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated below on the 10th day of January, 2002.

                 Signature                                     Title
                 ---------                                     -----

         * George B. Rathmann               Chairman of the Board
___________________________________________
            George B. Rathmann

         /s/ Bruce L.A. Carter              President, Chief Executive Officer and
___________________________________________  Director (Principal Executive Officer)
             Bruce L.A. Carter

         /s/ James A. Johnson               Senior Vice President, Chief Financial
___________________________________________  Officer and Treasurer (Principal Financial
             James A. Johnson                and Accounting Officer)

           * David I. Hirsh                 Director
___________________________________________
              David I. Hirsh

          * Jonathan S. Leff                Director
___________________________________________
             Jonathan S. Leff

         * Kurt Anker Nielsen               Director
___________________________________________
            Kurt Anker Nielsen

          * Edward E. Penhoet               Director
___________________________________________
             Edward E. Penhoet

           * Lori F. Rafield                Director
___________________________________________
              Lori F. Rafield

        * Lars Rebien Sorensen              Director
___________________________________________
           Lars Rebien Sorensen

         /s/ James A. Johnson
*By:_________________________________
           James A. Johnson
           Attorney-in-Fact

                                 EXHIBIT INDEX


 Exhibit
   No.                                 Description
 ------- ----------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.

  3.1+   Amended and Restated Articles of Incorporation of the registrant.

  3.2+   Amended and Restated Bylaws of the registrant.

  4.1    Specimen Common Stock Certificate.

  5.1    Opinion of Perkins Coie LLP.

  9.1+   Voting Agreement, dated October 20, 2000, by and between Warburg,
         Pincus Equity Partners, L.P. and Ernesto Bertarelli.

  9.2+ Agreement and Waiver of Co-Sale Rights, dated July 16, 2001, by and among the registrant, the holders of Series B Preferred Stock listed on the signature pages thereto and Serono B.V.

  9.3+ Share Transfer and Voting Agreement, dated January 2, 2001, by and between Warburg, Pincus Equity Partners, L.P. and Mount Everest
         Advisors, L.L.C. and acknowledged by the registrant.

 10.1+ Employment Agreement, dated November 9, 2000, between the registrant and Bruce L.A. Carter.

 10.2+   Employment Agreement, dated April 23, 2001, between the registrant and
         Frank D. Collins.

 10.3+   Employment Agreement, dated March 23, 2001, between the registrant and
         Patrick J. O'Hara.

 10.4+   Employment Agreement, dated March 21, 2001, between the registrant and
         Jan K. Ohrstrom.

 10.5+   Employment Agreement, dated April 30, 2001, between the registrant and
         James A. Johnson.

 10.6+ Employment Agreement, dated August 13, 2001, between the registrant and Shinko U. Campos.

 10.7+ Series B Preferred Stock Purchase Agreement, dated October 20, 2000, by and among the registrant, Novo Nordisk A/S and the other investors listed on Exhibit A thereto.

 10.8+ Series B Co-Sale Agreement by and among the registrant and the persons listed on Schedule A thereto, entered into and effective as of November 10, 2000.

 10.9+   Shareholders' Agreement by and among the registrant, Novo Nordisk A/S,
         Novo Nordisk Pharmaceuticals, Inc. and the investors listed on Schedule A thereto, effective as of November 10, 2000.

 10.10+  Investors' Rights Agreement by and among the registrant, Novo Nordisk
         Pharmaceuticals, Inc. and the persons listed on Schedule A thereto, effective as of November 10, 2000.

 10.11+  Amended and Restated 2000 Stock Incentive Plan.

 10.12+  Incentive Compensation Plan Summary.

 10.13+  Key Employee Incentive Plan 2000.

 10.14+  Deferred Compensation Plan for Key Employees.

 10.15+* License Agreement, dated December 31, 1998, as amended on February 4,
         1999 and October 23, 2000, between the registrant and St. Jude
         Children's Research Hospital.

 10.16+* License Agreement, dated February 23, 1989, between the registrant and the University of Washington.

 10.17* License Agreement, dated January 18, 1994, including Amendment No. 1, dated January 1, 1997, and Amendment No. 2, dated June 5, 2000, between and among the registrant, Novo Nordisk A/S, Johnson & Johnson and Chiron Corporation.

 Exhibit
   No.                                 Description
 ------- ----------------------------------------------------------------------
 10.18+* Insulin Agreement, dated August 6, 1982, between the registrant and
         Novo Industri A/S.

 10.19+* Letter Agreement, dated March 13, 1987, between the registrant and
         Novo Industri A/S.

 10.20+* Amended and Restated Human Glucagon, Analogues of Human Glucagon,
         Analogues of Human Insulin Letter Agreement, dated September 28, 2000, between the registrant and Novo Nordisk A/S.

 10.21+* License Agreement for Analogues of Human Insulin, dated September 28,
         2000, between the registrant and Novo Nordisk Health Care AG.

 10.22* Option and License Agreement, effective November 10, 2000, as amended effective as of June 16, 2000 and October 20, 2000, between the registrant and Novo Nordisk A/S.

 10.23+ Tax Sharing Agreement, effective October 20, 2000, between the registrant and Novo Nordisk of North America, Inc.

 10.24* Cross-License Agreement, effective November 10, 2000, between the registrant and Novo Nordisk A/S, Enzyme Business.

 10.25+* Cross-License Agreement, effective November 10, 2000, between the registrant and Novo Nordisk A/S.

 10.26* Kunitz Protein Agreement, effective November 10, 2000, between the registrant and Novo Nordisk A/S.

 10.27+  Royalty Agreement pertaining to the January 18, 1994 Agreement
         Relating to Platelet Derived Growth Factor, dated January 1, 2000, between the registrant and Novo Nordisk.

 10.28*  Collaborative Development and Marketing Agreement, effective August
         30, 2001, by and between the registrant and Ares Trading S.A.

 10.29+  2001 Stock Incentive Plan.

 10.30+  Stock Option Grant Program for Nonemployee Directors under the
         ZymoGenetics 2001 Stock Incentive Plan.

 10.31+ Form of Promissory Note, dated September 14, 2001, between the registrant and the executive officers listed on Schedule A thereto.

 10.32+ Form of Pledge and Security Agreement, dated September 14, 2001, between the registrant and the executive officers listed on Schedule A thereto.

 10.33+ Pledge and Security Agreement, dated September 14, 2001, between the registrant and Bruce L.A. Carter.

 10.34 Office Lease Agreement, dated November 9, 2001, between the registrant and 1144 Eastlake LLC.

 10.35 Employment Agreement, dated January 2, 2002, between the registrant and Mark D. Young.

 23.1    Consent of PricewaterhouseCoopers LLP, independent accountants.

 23.2    Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit
         5.1).

 24.1+   Power of Attorney (contained on signature page).

--------



+  Previously filed.


* Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.